AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 1998
                                                      REGISTRATION NO. 333-49835

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1
                                       TO

                                   FORM SB-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          POINTE FINANCIAL CORPORATION
                 (Name of small business issuer in its charter)

              Florida                                 6712                               65-0451402
  (State or other jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   incorporation or organization)         Classification Code Number)               Identification No.)

                              21845 Powerline Road
                           Boca Raton, Florida 33433
                                 (561) 368-6300
         (Address and telephone number of principal executive offices)

                              21845 Powerline Road
                           Boca Raton, Florida 33433
                   (Address of principal place of business or
                     intended principal place of business)

                              R. Carl Palmer, Jr.
                                   President
                          Pointe Financial Corporation
                              21845 Powerline Road
                           Boca Raton, Florida 33433
                                 (561) 368-6300
                     (Name, address, and telephone number,
                   including area code, of agent for service)

                                   Copies to:


       Thomas R. Blake, Esq.                 Michael T. Kohler, Esq.
       Stuzin & Camner, P.A.                    Brown & Wood LLP
    550 Biltmore Way, Suite 700              One World Trade Center
      Coral Gables, FL 33134                   New York, NY 10048
          (305) 442-4994                         (212) 839-5300


    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.


    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE


                                                            |    PROPOSED    |    PROPOSED    |
                                                            |    MAXIMUM     |    MAXIMUM     |
          TITLE OF EACH CLASS OF                            | OFFERING PRICE |   AGGREGATE    |   AMOUNT OF
             SECURITIES TO BE                 AMOUNT TO BE  |      PER       |    OFFERING    |  REGISTRATION
                REGISTERED                   REGISTERED(1)  |    UNIT(2)     |    PRICE(2)    |     FEE(3)
Common Stock,                                               |                |                |
  $.01 par value..........................     1,000,000    |     $16.00     |  $16,000,000   |   $4,720.00



(1) Based upon the maximum number of shares of the Registrant's Common Stock that may be issued under this Registration Statement, including 130,435 shares of Common Stock that may be issued upon exercise of the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee on the basis of the proposed maximum offering price per share.

(3) $1,110 is being paid with this filing. The balance of $3,610 was paid at the time of the initial filing of this Registration Statement.


    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 5, 1998

PRELIMINARY PROSPECTUS


                                 869,565 SHARES


                          POINTE FINANCIAL CORPORATION

                                  COMMON STOCK
                          ---------------------------


     All of the 869,565 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Pointe Financial Corporation, a Florida corporation (the "Company"), and are being acquired by the Underwriters from the Company as newly issued shares of Common Stock. It is currently estimated that the initial offering price for each share will be between $14.00 and $16.00.


     The Company intends to apply for quotation of the Common Stock on The Nasdaq Stock Market's National Market ("Nasdaq") under the symbol "PNTE." Prior to this Offering, there has been no public trading market for the Common Stock and there can be no assurance that an established and liquid market for the Common Stock will develop. The initial offering price of the Common Stock has been determined through negotiations between the Company and the Underwriters. See "Underwriting."

     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.


     SEE "RISK FACTORS" BEGINNING ON PAGE 9 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF SHARES OF COMMON STOCK.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                            |    PRICE TO   |  UNDERWRITING  |  PROCEEDS TO
                            |     PUBLIC    |  DISCOUNT(1)   |   COMPANY(2)
Per Share.................. |       $       |       $        |       $
Total(3)................... |       $       |       $        |       $



(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company, estimated at $295,070.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 130,435 additional shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be approximately $        , $        and $        ,
    respectively. See "Underwriting."


                            ------------------------

     The shares of Common Stock to be distributed to the public are offered by the Underwriters, subject to prior sale, when, as and if received and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw or cancel such offer and to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will be made against payment thereon in New York, New York on or about
  , 1998.

KEEFE, BRUYETTE & WOODS, INC.                          MCGINN, SMITH & CO., INC.


             The date of this Prospectus is , 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE MARKET PRICE OF THE COMMON STOCK, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following is a summary of certain information contained elsewhere in this Prospectus. This summary is provided for convenience; it should not be considered complete and is qualified in its entirety by reference to the more detailed information and the Consolidated Financial Statements (including the notes thereto) contained elsewhere in this Prospectus. Unless otherwise indicated, all share and per share information has been adjusted to give effect to (i) a three-for-two Common Stock split effected in the form of a stock dividend issued to shareholders of record as of February 27, 1998 and (ii) the conversion of all outstanding shares of the Company's preferred stock into shares of Common Stock, which conversion occurred on April 3, 1998. Cross references in this summary are to captions appearing in the body of this Prospectus. Except as otherwise noted, all information contained in this Prospectus assumes the underwriters' over-allotment option is not exercised.


                                  THE COMPANY

GENERAL


     Pointe Financial Corporation, a Florida corporation (the "Company"), is a bank holding company headquartered in Boca Raton, Florida. As of March 31, 1998, the Company had total assets of $163.770 million, net loans of $112.756 million, total deposits of $136.148 million and total shareholders' equity of $14.107 million. The Company had net income of $301 thousand for the period ended March 31, 1998. All of the Company's net income is derived from the operation of its bank subsidiary, Pointe Bank, a Florida state-chartered commercial bank (the "Bank") with three full service banking facilities located in Boca Raton (Palm Beach County), Pembroke Pines (Broward County) and Aventura (Miami-Dade County), Florida. The Bank also has two remote ATMs located in Boca Raton and Pembroke Pines. All of the Bank's ATMs are members of international networks. The Bank provides a full range of banking services catering to small and middle sized businesses, professionals, and individuals in Palm Beach, Broward and Miami-Dade Counties, Florida.



     The strategy of the Company is to take advantage of the economic vitality of its market by providing quality community banking services to its customers. The market for financial services in south Florida has been robust throughout the recent past. Based on information provided by the Bureau of Economic and Business Research, University of Florida, Broward and Palm Beach counties rank in the top 10 counties in Florida in per capita income and represent 9.66% and 6.81%, respectively, of the population of Florida. Additionally, the Bank is benefitting from the high degree of merger consolidation in its market. According to the Florida Bankers Association and other industry sources, at year-end 1997 over 40% of the deposits in Florida have changed hands through acquisition during the past five years and 81% of Florida bank deposits were controlled by bank holding companies headquartered outside of Florida. This has created a favorable operating environment for community banks that provide personalized services to local businesses and consumers. Management believes that the larger banks in the Company's markets have increased the cost of certain banking services and have not stressed personal service to the small businesses and professionals who are the Company's targeted clients. The Company markets its products and services to these customers as a community banking alternative to the style of banking exhibited by large out of state bank holding companies that operate in Florida.


     The Company was incorporated under the laws of the State of Florida on September 29, 1993 for the dual purpose of serving as a holding company for Pointe Federal Savings Bank, a federally chartered thrift (the "Thrift"), and to facilitate the acquisition of the Bank, then known as Flamingo Bank, in mid-1994. Both the Bank and the Thrift were established in the mid-1980's. The Thrift, headquartered in Boca Raton, had been a mortgage banking thrift highly focused on residential mortgage lending. The Bank had focused on small business commercial lending, with emphasis on originating Small Business Administration ("SBA") guaranteed loans.


     In late 1994, the Board of Directors of the Company, assisted by R. Carl Palmer, Jr. on a consulting basis, adopted a Strategic Plan which called for a dramatic change in focus, shifting from the transaction orientation of mortgage banking and SBA lending to the relationship orientation of a community bank. Implementing the Strategic Plan, the Company sold a significant amount of its home loans and mortgage-backed securities, using the proceeds to repay Federal Home Loan Bank borrowings. The Company also restructured its deposit base by lowering rates paid on its certificates of deposit, resulting in the non-renewal of higher cost certificates of deposit. These factors resulted in a decrease in the Company's total assets from $193 million at year end 1995 to $151 million at year end 1996 and $148 million at year end 1997. R. Carl Palmer, Jr. joined the Company and the Bank in March of 1995 as President and Chief Executive Officer and began to assemble the Company's current management team and to implement the Strategic Plan. Part of the implementation of the Strategic Plan has been the streamlining of the Company's operations and the transfer in-house of certain support systems for which the Company had previously relied on external sources.

     For example, in mid-1995 the Company purchased a software system developed by Information Technology, Inc. ("ITI") that is designed to support the operations of community banks and is used by more than 300 banks throughout the United States. This system was initially installed in a service bureau mode, and was brought in-house by the Company in mid-1997. Similarly, and at the same time, the Company transferred the servicing of its residential mortgage loan portfolio back in-house. These two "conversions" have given the Company access to a state-of-the-art software system to support a full-range of community banking services. The transfer to an "in-house" mode also gives the Company full control of the quality of service that it delivers to its customers.

     The Company further streamlined its operations through the merger in April 1997 of the Thrift into the Bank. After the acquisition of the Bank in mid-1994, the Company had been both a bank holding company (subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board")) and a thrift holding company (subject to regulation by the Office of Thrift Supervision (the "OTS")). This was a very complex regulatory environment for the Company. As a result of the merger of the Thrift into the Bank, the Company is no longer subject to regulation by the OTS, thus the merger allowed the Company to alleviate some of its regulatory burdens without negatively impacting its ability to service its customers.


     This streamlining and the staged conversion to in-house systems has enabled management of the Bank to concentrate on building a local relationship banking business. With the addition of seasoned managers with significant lending and operating experience, the Bank has been very successful in transitioning into the relationship management orientation called for in the 1994 Strategic Plan. As of December 31, 1997, the Bank's assets and liabilities were derived almost entirely from banking relationships. During the three years ended December 31, 1997, the Company's deposit mix has changed significantly. Demand, savings, NOW and money market accounts grew from 30% of total deposits at December 31, 1995 to 48% of total deposits at December 31, 1997. The emphasis on building customer relationships has also resulted in a substantial growth in service charge income, which increased from $315,000 in 1995, to $364,000 in 1996 and $502,000 in 1997. This trend continued in the quarter ended March 31, 1998 with service charge income of $195,000 compared with service charge income of $112,000 for the quarter ended March 31, 1997. Since 1995 management developed a successful expense control program. Operating expenses have been consistently reduced, from $7.360 million in 1995, to $6.847 million in 1996 and $5.471 million in 1997. This favorable trend continued during the quarter ended March 31, 1998, with operating expenses declining to $1.308 million in the quarter compared with $1.328 million for the quarter ended March 31, 1997.


BUSINESS STRATEGY

  GROWTH STRATEGY

     Management believes that the Company is now in a position to grow. The Bank's three banking center locations establish a presence in Miami-Dade, Broward and Palm Beach Counties. The population of these three counties exceeds 4,000,000 people, and the market continues to experience substantial growth. The Company's strategy for the next three years is to continue to implement its Strategic Plan and to build its network of banking center locations into communities that are consistent with the Bank's focus on small businesses, professionals and individuals. This expansion will be implemented by the establishment of new banking centers, most likely in facilities that have already been constructed by other banks, but have become redundant as a result of consolidations. The Company may also seek strategic acquisitions of smaller financial institutions that will complement this growth strategy.

  IMPLEMENTATION OF STRATEGIC PLAN

     Beginning in 1994, pursuant to the Strategic Plan, major efforts were undertaken to permit the Bank to become a full-service, community banking organization. The significant elements of the implementation of the Plan are:

     Strengthening of Senior Management Team. The Company has strengthened its senior management team by supplementing the hiring of Mr. Palmer in 1995 with the hiring of Senior Vice Presidents Beverly Chambers in 1995, and Dennis Reed in 1996, both of whom are experienced bankers with whom Mr. Palmer had worked at Southeast Banking Corporation and Naples Federal. In addition, in 1997, the Company hired Bradley Meredith to serve as its new Chief Financial Officer and Senior Vice President. The new management's responsibilities include marketing, commercial lending, retail banking, operations, mortgage lending, accounting and finance.

     Building Full-Service Banking Relationships with Small Businesses. The Company's strategy is to aggressively build its number of full-service banking relationships by providing high quality, personal service. In furtherance of this strategy, the Company has continued to attract and hire seasoned, professional bankers with substantial commercial lending and relationship management experience. The consolidation occurring in the market is having two positive effects that enhance the Company's implementation of its strategy. First, a principal result of these consolidations is a steady flow of business clients who have been alienated from other banks by reduced service levels and higher prices. Second, seasoned bankers who previously worked for the acquired banks are released, thus, enabling the Company to hire the experienced professionals it seeks.

     Reducing Focus on Residential Mortgage Lending. In mid-1996, the Company decided to substantially reduce its focus on the residential mortgage lending business by limiting its activities to originating residential mortgages through three specialists, one located in each of its three full service banking offices. The focus of these specialists is to originate mortgages for individuals who will become relationship customers of the Company.

     Broadening the Offering of Products and Services. The Company has continued to broaden its offering of products and services. Particular emphasis has been placed on attracting transaction deposits from all three targeted business segments: small businesses, professionals and individuals. An example of the Company's efforts to broaden its offering of products and services occurred in early 1997 when the Company introduced its own credit card. The credit card has been marketed only to existing clients and those prospective clients that have the potential to develop into full service relationships. Similarly, the merchant processing of credit cards is being offered to business clients using the same marketing strategy. The back-office support for this activity has been outsourced to a nationally prominent firm that specializes in this business. In early 1998, the Company will be introducing its own debit card, with processing similarly outsourced through the same firm.

     Reinvesting in the Company's Communities. The Company is committed to the communities it serves. As an example of its proactive commitment to be involved in its communities, the Company was awarded the lead deposit in the Ft. Lauderdale (Broward County) Enterprise Zone Linked Deposit Program in a 1996 competitive bidding process. Municipal deposits, provided by the State of Florida, Broward County and the City of Ft. Lauderdale, were placed with three banks which established programs to match those funds to make loans to small businesses within the zone, an area targeted by the State of Florida for economic revitalization. Management of the Company sees this program as consistent with its mission to actively provide credit and other financial services to small and medium sized businesses as well as stimulate economic growth in the zone.

     Concentrating on Professionals. The Company has concentrated its marketing and business development efforts on the professionals who serve both the businesses and individuals in its markets. The attorneys, accountants and doctors who are within the geographic reach of the Company's banking center locations are both good potential customers and excellent sources of business referrals.


     Reducing Expenses. Management has focused on reducing expenses as it seeks to improve its operating efficiency. During the last three years, operating expenses have declined from $7.360 million in 1995 to $6.847 million in 1996 to $5.471 million in 1997.


     Converting to New Operating System. Following a full review of operating and software support systems, a decision was made to convert to the ITI system throughout the organization, in a two stage process. The Bank and then the Thrift sequentially converted, in a service bureau mode, to the ITI system in late 1995 and early 1996. ITI's parent, FiServe, Inc., managed the service bureau for a planned eighteen month period during which time the Company and its management became thoroughly familiar and comfortable with the operating system. Also during this time, the Company was able to hire a number of senior operations officers to manage the Company's operations, loan administration and controller responsibilities. Thus, the mid-1997 conversion to bring the ITI system in-house was successful, due principally to the efforts of the Company's operating group who had considerable prior experience with the ITI system.

     The principal offices of the Company and the Bank are located at 21845 Powerline Road, Boca Raton, Florida 33433 and their telephone number is (561) 368-6300.

                                  THE OFFERING



Common Stock offered by the Company.................. 869,565 shares



Common Stock outstanding before the Offering......... 1,383,157 shares (1) (2)

                                       5


Common Stock outstanding after the Offering.......... 2,252,722 shares (1) (2)

Use of Proceeds...................................... The Company intends to contribute the majority of the net proceeds from the
                                                      Offering to the Bank. The Bank expects
                                                      to use the net proceeds to fund branch
                                                      expansion and to support growth in its
                                                      loan and securities portfolios. The
                                                      Company intends to retain a portion of
                                                      the proceeds for general corporate
                                                      purposes, possible future acquisitions
                                                      and capital contributions to existing
                                                      and possible future subsidiaries of
                                                      the Company. See "Use of Proceeds."

Risk Factors......................................... See "Risk Factors" for a discussion of certain factors that should be
                                                      considered by each prospective
                                                      investor.

Proposed Nasdaq Symbol............................... "PNTE"

------------------

(1) Does not include 250,281 shares of Common Stock reserved for issuance upon the exercise of options granted under the Company's stock option plan as of February 28, 1998. See "Management -- Employee Stock Option Plans."

(2) Upon consummation of this Offering, 27.70% of the issued and outstanding shares of Common Stock of the Company will be held by the Company's executive officers and directors, assuming the exercise of all options held by the Company's executive officers and directors.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data of the Company is derived from the Selected Consolidated Financial Data appearing elsewhere in this Prospectus, and should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                  AT OR FOR THE
                               THREE MONTHS ENDED
                                    MARCH 31,                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                             -----------------------   --------------------------------------------------------------
                                1998         1997         1997         1996         1995         1994         1993
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE FIGURES)
INCOME STATEMENT DATA:
Total interest income......  $    3,022   $    2,965   $   11,932   $   12,186   $   14,690   $   11,966   $    9,879
Total interest expense.....       1,541        1,579        6,329        7,616        9,919        7,282        6,207
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income........       1,481        1,386        5,603        4,570        4,771        4,684        3,672
Provision for loan
  losses...................          65           11           80          185          336           75          120
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income after
  provision for loan
  losses...................       1,416        1,375        5,523        4,385        4,435        4,609        3,552
Noninterest income.........         364          324        1,412        2,434        1,922        2,887        4,956
Noninterest expense before
  SAIF Recapitalization
  Expense (1)..............       1,308        1,328        5,471        6,847        7,360        6,273        5,729
SAIF Recapitalization
  Expense (1)..............          --           --           --          926           --           --           --
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings (loss) before
  income taxes.............         472          371        1,464         (954)      (1,003)       1,223        2,779
Income taxes (benefit).....         171          139          550         (355)        (376)         458        1,021
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss)........  $      301   $      232   $      914   $     (599)  $     (627)  $      765   $    1,758
                             ==========   ==========   ==========   ==========   ==========   ==========   ==========
Without SAIF Assessment (1)
Net earnings (loss)........  $      301   $      232   $      914   $      (18)  $     (627)  $      765   $    1,758
                             ==========   ==========   ==========   ==========   ==========   ==========   ==========
PER SHARE DATA (2):
Earnings (loss) per share:
Basic......................  $      .22   $      .19   $      .68   $     (.52)  $     (.51)  $      .72   $     2.07
                             ==========   ==========   ==========   ==========   ==========   ==========   ==========
Diluted....................  $      .20   $      .18   $      .62   $     (.52)  $     (.51)  $      .72   $     2.07
                             ==========   ==========   ==========   ==========   ==========   ==========   ==========
Without SAIF Assessment (1)
Earnings (loss) per share:
Basic......................  $      .22   $      .19   $      .68   $     (.01)  $     (.51)  $      .72   $     2.07
                             ==========   ==========   ==========   ==========   ==========   ==========   ==========
Diluted....................  $      .20   $      .18   $      .62   $     (.01)  $     (.51)  $      .72   $     2.07
                             ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average common
  shares outstanding:
Basic......................   1,249,949    1,219,050    1,224,441    1,219,092    1,219,092    1,062,500      849,275
Diluted....................   1,379,048    1,320,428    1,346,637    1,219,092    1,219,092    1,062,500      849,275
Total common shares
  outstanding at end of
  period (2), (4)..........   1,249,949    1,219,092    1,247,592    1,219,092    1,219,092    1,219,092      849,627
Book value per share (2),
  (4)......................  $    10.39   $     9.63   $    10.23   $     9.54   $    10.27   $    10.27   $    10.36
BALANCE SHEET DATA (6):
Cash and cash
  equivalents..............  $    3,817   $    7,804   $    2,575   $    6,663   $   10,212   $    5,857   $    8,009
Securities.................      39,873       44,726       32,079       42,790       48,542       54,674       32,639
Loans......................     112,756       94,756      105,653       90,973      104,677      123,048       97,183
Loans held for sale........       4,134        3,966        4,443        4,396       18,561        6,697       19,329
All other assets...........       3,190        5,896        3,090        6,436       11,415       11,357        5,670
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total assets...........  $  163,770   $  157,158   $  147,840   $  151,258   $  193,407   $  201,633   $  162,830
                             ==========   ==========   ==========   ==========   ==========   ==========   ==========
Deposits...................  $  136,148   $  117,130   $  124,995   $  112,498   $  142,673   $  164,087   $  107,505
Other borrowings...........      10,082       25,364        6,191       23,746       33,215       18,003       39,867
All other liabilities......       3,433        2,070        2,809        2,593        5,005        7,027        6,655
Stockholders' equity.......      14,107       12,594       13,845       12,421       12,514       12,516        8,803
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total liabilities and
      stockholders'
      equity...............  $  163,770   $  157,158   $  147,840   $  151,258   $  193,407   $  201,633   $  162,830
                             ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                  AT OR FOR THE
                               THREE MONTHS ENDED
                                    MARCH 31,                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                             -----------------------   --------------------------------------------------------------
                                1998         1997         1997         1996         1995         1994         1993
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE FIGURES)
AVERAGE BALANCE SHEET DATA:
Total assets...............  $  153,617   $  150,876   $  151,209   $  158,572   $  200,897   $  188,067   $  157,221
Securities.................      34,841       43,541       38,200       41,068       52,045       56,840       29,807
Loans......................     110,839       95,343      102,315       96,307      129,431      125,460      114,552
Total deposits.............     129,725      114,290      119,377      115,718      157,262      135,426      108,066
Other borrowings...........       7,473       21,771       16,879       28,348       25,749       32,685       38,232
Stockholders' equity.......      13,976       12,508       12,982       11,519       12,515       10,963        7,912
PERFORMANCE RATIOS:
Return on average assets...         .78%         .62%         .60%        (.38%)       (.31%)        .41%        1.12%
Return on average equity...        8.61%        7.42%        7.04%       (5.20%)      (5.01%)       6.98%       22.22%
Return on average equity
  (4)......................        9.35%        7.94%        7.56%       (5.37%)      (5.01%)       6.98%       22.22%
Interest rate spread during
  the period (3)...........        3.26%        3.36%        3.30%        2.83%        2.25%        1.98%        2.07%
Net interest margin........        4.05%        3.90%        3.93%        3.19%        2.53%        2.51%        2.39%
Noninterest expense to
  average assets...........        3.40%        3.53%        3.62%        4.90%        3.66%        3.34%        3.64%
Efficiency ratio (5).......       70.89%       77.66%       78.31%      112.42%      109.98%       82.53%       69.63%
ASSET QUALITY RATIOS (6):
Nonperforming loans to
  total loans..............        2.06%        1.95%        2.34%        1.60%        2.09%         .77%        1.02%
Nonperforming loans, and
  foreclosed real estate as
  a percentage of total
  assets...................        1.51%        1.23%        1.76%        1.15%        1.15%         .54%         .72%
Allowance for loan losses
  as a percentage of total
  loans....................         .80%         .87%         .80%         .85%         .79%         .42%         .38%
Allowance for loan losses
  as a percentage of
  nonperforming loans......       38.90%       44.36%       33.97%       52.97%       37.74%       55.17%       37.20%
Net charge-offs as a
  percentage of average
  loans....................          --         (.04%)        .01%         .25%         .02%         .03%         .05%
CAPITAL RATIOS (6):
Company
Total capital to risk
  weighted assets..........       15.27%       16.87%       16.02%       17.58%       14.09%       13.75%          --
Tier I capital to risk
  weighted assets..........       14.34%       15.84%       15.09%       16.52%       13.18%       13.19%          --
Tier I capital to average
  assets...................        9.38%        8.40%        9.10%        8.04%        6.02%        6.66%          --
Bank (7)
Total capital to risk
  weighted assets..........       15.51%       15.66%       16.00%       15.88%       17.53%       22.87%          --
Tier I capital to risk
  weighted assets..........       14.56%       14.37%       15.06%       14.67%       15.66%       22.14%          --
Tier I capital to average
  assets...................        9.05%        8.47%        8.95%        8.69%       10.53%       13.57%          --
Savings Bank (8)
Tangible...................          --         8.29%          --         8.25%        6.00%        5.30%        5.39%
Core.......................          --         8.29%          --         8.25%        6.00%        5.30%        5.39%
Risk-based.................          --        17.64%          --        18.32%       12.77%       12.40%       12.26%
OTHERS (6):
Total number of offices....           3            3            3            3            3            3            1
Full-service banking
  offices..................           3            3            3            3            3            3            1



------------------
(1) The Bank was subject to a one-time special assessment that was paid by all financial institutions insured by the SAIF in 1996. The Bank's pre-tax assessment was $926,000 ($581,000 after taxes).

(2) All per share information is presented to reflect a three-for-two stock split effective February 1998.

(3) Difference between weighted-average yield on all interest-earning assets and weighted-average rate on all interest-bearing liabilities.

(4) Excludes the Common Stock into which the preferred stock of the Company was converted on April 3, 1998.

(5) Calculated by dividing total noninterest expenses by net interest income plus noninterest income excluding securities gains and losses.

(6) At period end.

(7) The Bank was acquired in 1994.

(8) Represents the capital ratios of the Thrift prior to its merger into the Bank in 1997.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk, including the risks described below. In addition to the other information contained herein, the following factors should be considered carefully in evaluating the Company before purchasing the Common Stock offered hereby. Information contained in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "could," "intent," "estimated," "projected," "contemplated" or "anticipates" or the negative thereof or other variations thereon or comparable terminology. No assurance can be given that the future results covered by the forward-looking statements will be achieved. These statements, by their nature, involve substantial risks and uncertainties, certain of which are beyond the Company's control. The following factors and other factors described elsewhere in this Prospectus could cause actual experience to vary materially from the future results covered in such forward-looking statements. Other factors, such as regional and national economic conditions, changes in market interest rates, credit risks of lending activities, and competition and regulatory factors, could also cause actual experience to vary materially from the matters covered in such forward-looking statements.

EXPOSURE TO LOCAL AND REGIONAL ECONOMIC CONDITIONS

     The Company's success is dependent to a significant extent upon general economic conditions in Florida, particularly south Florida. General economic conditions include such factors as the south Florida real estate market, inflation, recession, unemployment and other factors beyond the Company's control. The south Florida economy is susceptible to adverse effects resulting from adverse conditions in the south Florida real estate markets, a decline in tourism, or adverse economic conditions or recession in the national economy. Economic recession over a prolonged period or other economic dislocation in south Florida could cause increases in nonperforming assets, thereby causing operating losses, impairing liquidity and eroding capital. There can be no assurance that future adverse changes in the Florida economy would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

INTEREST RATE RISK

     The Company's earnings depend to a great extent on "rate differentials," which are the differences between interest income that the Company earns on interest-bearing assets, such as loans and investments, and the interest expense paid on interest-bearing liabilities, such as deposits and other borrowings. Financial institutions, including the Bank, are affected by changes in general interest rate levels. Fluctuations in interest rates are not predictable or controllable. Interest rates are highly sensitive to many factors which are beyond the Company's control, including general economic conditions and the policies of various government and regulatory authorities. For example, actions taken by Federal Reserve Board can lead to changes in interest rates, which affect the Company's interest income, interest expense and investment portfolio. The nature, timing and effect of any future changes in federal monetary and fiscal policies on the Company and its results of operations are not predictable. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have a material adverse effect on the net interest margin and results of operations of the Company. There can be no assurance that the Company will not experience a material adverse effect on its net interest income in a changing rate environment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- For the Years Ended December 31, 1997, 1996 and 1995 -- Interest Rate Sensitivity and Liquidity."

COMPETITION IN THE BANK'S MARKET AREAS

     Most of the financial institutions in the Bank's market areas have been in existence for significantly longer periods of time than the Bank and are better established in their market areas. Many of such competitors are larger in size and possess substantially greater financial and other resources than the Bank. There is currently a trend toward consolidation of the banking industry, which may make it more difficult for smaller banks to operate profitability. There can be no assurance that the Bank will be able to continue to compete successfully against larger institutions. See "BUSINESS -- Competition."

CHANGE IN COMPOSITION OF LOAN PORTFOLIO

     As part of the Company's change in focus from the transaction orientation of mortgage banking and residential lending to the relationship orientation of community banking, the Company has reduced its focus on the residential mortgage lending business and increased its commercial lending activity. While commercial business loans generally are made for shorter terms and at higher yields than one- to four-family residential loans, such loans generally involve a higher level of risk. The commercial loan risk of borrower default is greater than in owner-occupied residential property loans, since the collateral may be more difficult to liquidate and more likely to decline in value.


REGULATION AND SUPERVISION

     Bank holding companies and banks operate in a highly regulated environment and are subject to extensive supervision and examination by several federal and state regulatory agencies. The Company is subject to the Bank Holding Company Act of 1956, as amended (the "BHC"), and to regulation and supervision by the Federal Reserve Board. The Bank, as a Florida state bank, is subject to regulation and supervision by the Florida Department of Banking and Finance and, as a result of the insurance of its deposits, by the Federal Deposit Insurance Corporation ("FDIC"). These regulations are intended primarily for the protection of depositors and customers, rather than for the benefit of investors. The Company and the Bank are subject to changes in federal and state laws, as well as changes in regulations and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could adversely affect the business and operations of the Company and the Bank in the future. See "Regulation and Supervision."

     The Federal Reserve Board has adopted a policy that requires a bank holding company such as the Company to serve as a source of financial strength to its banking subsidiaries. The Federal Reserve Board has required bank holding companies to contribute cash to their troubled bank subsidiaries based upon this "source of strength" policy, which could have the effect of decreasing funds available for distributions to shareholders. In addition, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary. See "Regulation and Supervision."

DEPENDENCE ON KEY MANAGEMENT PERSONNEL

     The Company's success depends to a significant extent upon the performance of its executive officers, the loss of any of whom could have a materially adverse effect on the Company. The Company has not, however, entered into employment agreements with, or obtained "key man" insurance for, its executive officers. The Company believes that its future success will depend in large part upon its ability to retain such personnel; however, there can be no assurance that the Company will be successful in doing so.

RESTRICTIONS ON ABILITY TO PAY DIVIDENDS


     The Company has not paid cash dividends on the Common Stock and at the present time the Company does not foresee paying cash dividends to shareholders and intends to retain all earnings to fund the growth of the Company and the Bank. Any declaration and payment of dividends on the Common Stock will depend upon the earnings and financial condition of the Company, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Common Stock and other factors deemed relevant by the Company's Board of Directors. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.



     The Company's principal source of funds to pay dividends on the shares of Common Stock will be cash dividends that the Company receives from the Bank. The payment of dividends by the Bank to the Company is subject to certain restrictions imposed by federal and state banking laws, regulations and authorities. Under Florida law, a state bank may not pay dividends from its capital. All dividends must be paid out of current net profits then on hand plus retained net profits of the preceding two years. See "Dividend Policy." Accordingly, since the Bank had no net profits in either 1996 or 1995, in 1997 the Bank was unable to pay dividends to the Company. As of March 31, 1998, an aggregate of approximately $694,000 was available for payment of dividends by the Bank to the Company under applicable restrictions without regulatory approval. The Company's sole activity is holding all of the issued and outstanding capital stock of the Bank and accordingly, the Company does not anticipate paying any dividends until it receives dividends from the Bank. See "Regulation and Supervision."


     The federal banking statutes prohibit federally insured banks from making any capital distributions (including a dividend payment) if, after making the distribution, the institution would be "undercapitalized" as defined by statute. In addition, the relevant federal regulatory agencies also have the authority to prohibit an insured bank from engaging in an unsafe or unsound practice, as determined by the agency, in conducting an activity. The payment of dividends could be deemed to constitute such an unsafe and unsound practice, depending on the financial condition of the Bank. Regulatory authorities could impose administratively stricter limitations on the ability of the Bank to pay dividends to the Company if such limits were deemed appropriate to preserve certain capital adequacy requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources" and "Regulation and Supervision."


CONCENTRATION OF OWNERSHIP; CONTROL BY MANAGEMENT

     After the consummation of the Offering, the executive officers and directors of the Company will beneficially own 27.70% of the outstanding shares of Common Stock, and approximately 26.27% of such shares of Common Stock if the Underwriters' over-allotment option is fully exercised. Accordingly, these executive officers and directors will be able to influence, to a significant extent, the outcome of all matters required to be submitted to the Company's shareholders for approval, including decisions relating to the election of directors of the Company, the determination of day-to-day corporate and management policies of the Company and other significant corporate transactions. See "Management," "Security Ownership of Certain Beneficial Owners and Management" and "Description of Capital Stock."


YEAR 2000 COMPLIANCE


     Almost all of the Company's operations are supported by accounting and recordkeeping computerized systems and are dependent on the capability of software applications and operating systems to function properly in the year 2000. The Company has an ongoing program designed to ensure that its operational and financial systems will not be adversely affected by year 2000 software failures, due to processing errors arising from calculations using the year 2000 date. Based on current estimates, the Company expects to incur expenses of $50,000 over the next two years on its program to redevelop, replace, or repair its computer applications to make them "year 2000 compliant," and expects them to be so by July 1999. While the Company believes it is doing everything technologically possible to assure year 2000 compliance, it is to some extent dependent upon vendor cooperation. The Company is requiring its computer system and software vendors to represent that the products provided are, or will be, year 2000 compliant, and has planned a program of testing for compliance. While the Company believes that all essential computer applications will be year 2000 compliant and that the costs associated with year 2000 compliance will not be material to the Company, any year 2000 compliance failure could result in additional expense to the Company.



NO PRIOR PUBLIC MARKET; VOLATILITY OF STOCK PRICE; NO GUARANTEE OF ACTIVE AND LIQUID TRADING MARKET


     Before the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined through negotiations between the Company and the Representatives of the Underwriters based on several factors that may not be indicative of future market prices. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Although the Company intends to apply to have the Common Stock approved for inclusion on Nasdaq, there can be no assurance that if the Common Stock is approved for inclusion that it will be actively traded on such market or that, if active trading does develop, it will be sustained.

SHARES ELIGIBLE FOR FUTURE SALE


     Upon consummation of the Offering, the Company will have 2,252,722 shares of Common Stock outstanding (2,383,157 if the over-allotment option granted to the Underwriters is exercised in full). Of these shares, 869,565 shares (1,000,000 shares if the over-allotment option granted to the Underwriters is exercised in full) together with 812,728 shares previously registered in connection with the Company's acquisition of the Bank and the Thrift, will be freely transferable without restriction or registration under the Securities Act, unless purchased by persons deemed to be "affiliates" (as that term is defined under the Securities Act) of the Company. All of the remaining 570,429 shares of Common Stock will be "restricted securities," as that term is defined in Rule 144 promulgated under the Securities Act. The Company and its executive officers and directors and certain of the Company's existing shareholders have agreed that they will not sell or otherwise transfer any shares of Common Stock for 180 days after the Offering without the prior written consent of the Representatives. Future sales of substantial amounts of Common Stock in the public market, or the availability of such shares for future sale, could impair the Company's ability to raise capital through an offering of securities and may adversely affect the then-prevailing market prices. See "Shares Eligible for Future Sale."


ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation and Bylaws could delay or frustrate the removal of incumbent directors and could make a merger, tender offer or proxy contest involving the Company more difficult, even if such events could be perceived as beneficial to the interests of the stockholders. For example, the Company's Articles of Incorporation provide for classes of directors, whereby one-third of the members of the Board of Directors are elected each year and each director of the Company is to serve for a term of three years. In addition, options granted under the Company's stock option plan provide for accelerated vesting of such options in the event of a change in control of the Company. These provisions could have the effect of discouraging or prohibiting a future takeover attempt in which stockholders of the Company might otherwise receive a substantial premium for their shares over then-current market prices. See "Description of Capital Stock -- Certain Anti-Takeover Provisions."

REGULATION OF CONTROL

     Individuals or entities, alone or acting in concert with others, who acquire 10% or more of any class of voting securities of the Company are presumed to have acquired "control" of the Company under the Change in Bank Control Act, which requires the prior approval of the Federal Reserve Board for any such acquisition. Entities, acting alone or through one or more other persons, seeking to acquire, directly or indirectly, 25% or more (5% or more in the case of an acquiror that is a bank holding company) of any class of voting securities of, or otherwise to control, the Company are required to obtain the prior approval of the Federal Reserve Board under the BHC. Accordingly, prospective investors need to be aware of and comply with these requirements in connection with any purchase of shares of the Common Stock offered hereby.



IMMEDIATE AND SUBSTANTIAL DILUTION

     Purchasers of Common Stock in the Offering will experience immediate dilution in net tangible book value of $3.62 per share, based on an assumed initial public offering price of $15.00 per share. To the extent that any options to be granted with respect to the Common Stock are exercised, purchasers of Common Stock will experience additional dilution. See "Dilution" and "Management."

                                  THE COMPANY

GENERAL


     Pointe Financial Corporation, a Florida corporation (the "Company"), is a bank holding company headquartered in Boca Raton, Florida. As of March 31, 1998, the Company had total assets of $163.770 million, net loans of $112.756 million, total deposits of $136.148 million and total shareholders' equity of $14.107 million. The Company had net income of $301 thousand for the period ended March 31, 1998. All of the Company's net income is derived from the operation of its bank subsidiary, Pointe Bank, a Florida state-chartered commercial bank (the "Bank") with three full service banking facilities located in Boca Raton (Palm Beach County), Pembroke Pines (Broward County) and Aventura (Miami-Dade County), Florida. The Bank also has two remote ATMs located in Boca Raton and Pembroke Pines. All of the Bank's ATMs are members of international networks. The Bank provides a full range of banking services catering to small and middle sized businesses, professionals, and individuals in Palm Beach, Broward and Miami-Dade Counties, Florida.

     The strategy of the Company is to take advantage of the economic vitality of its market by providing quality community banking services to its customers. The market for financial services in south Florida has been robust throughout the recent past. Based on information provided by the Bureau of Economic and Business Research, University of Florida, Broward and Palm Beach counties rank in the top 10 counties in Florida in per capita income and represent 9.66% and 6.81%, respectively, of the population of Florida. Additionally, the Bank is benefitting from the high degree of merger consolidation in its market. According to the Florida Bankers Association and other industry sources, at year-end 1997 over 40% of the deposits in Florida have changed hands through acquisition during the past five years and 81% of Florida bank deposits were controlled by bank holding companies headquartered outside of Florida. This has created a favorable operating environment for community banks that provide personalized services to local businesses and consumers. Management believes that the larger banks in the Company's markets have increased the cost of certain banking services and have not stressed personal service to the small businesses and professionals who are the Company's targeted clients. The Company markets its products and services to these customers as a community banking alternative to the style of banking exhibited by large out of state bank holding companies that operate in Florida.


     The Company was incorporated under the laws of the State of Florida on September 29, 1993 for the dual purpose of serving as a holding company for Pointe Federal Savings Bank, a federally chartered thrift (the "Thrift"), and to facilitate the acquisition of the Bank, then known as Flamingo Bank, in mid-1994. Both the Bank and the Thrift were established in the mid-1980's. The Thrift, headquartered in Boca Raton, had been a mortgage banking thrift highly focused on residential mortgage lending. The Bank had focused on small business commercial lending, with emphasis on originating Small Business Administration ("SBA") guaranteed loans.


     In late 1994, the Board of Directors of the Company, assisted by R. Carl Palmer, Jr. on a consulting basis, adopted a Strategic Plan which called for a dramatic change in focus, shifting from the transaction orientation of mortgage banking and SBA lending to the relationship orientation of a community bank. Implementing the Strategic Plan, the Company sold a significant amount of its home loans and mortgage-backed securities, using the proceeds to repay Federal Home Loan Bank borrowings. The Company also restructured its deposit base by lowering rates paid on its certificates of deposit, resulting in the non-renewal of higher cost certificates of deposit. These factors resulted in a decrease in the Company's total assets from $193 million at year end 1995 to $151 million at year end 1996 to $148 million at year end 1997. R. Carl Palmer, Jr. joined the Company and the Bank in March of 1995 as President and Chief Executive Officer and began to assemble the Company's current management team and to implement the Strategic Plan. Part of the implementation of the Strategic Plan has been the streamlining of the Company's operations and the transfer in-house of certain support systems for which the Company had previously relied on external sources.


     For example, in mid-1995 the Company purchased a software system developed by Information Technology, Inc. ("ITI") that is designed to support the operations of community banks and is used by more than 300 banks throughout the United States. This system was initially installed in a service bureau mode, and was brought in-house by the Company in mid-1997. Similarly, and at the same time, the Company transferred the servicing of its residential mortgage loan portfolio back in-house. These two "conversions" have given the Company access to a state-of-the-art software system to support a full-range of community banking services. The transfer to an "in-house" mode also gives the Company full control of the quality of service that it delivers to its customers.

     The Company further streamlined its operations through the merger in April 1997 of the Thrift into the Bank. After the acquisition of the Bank in mid-1994, the Company had been both a bank holding company (subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board")) and a thrift holding company (subject to regulation by the Office of Thrift Supervision (the "OTS")). This was a very complex regulatory environment for the Company. As a result of the merger of the Thrift into the Bank, the Company is no longer subject to regulation by the OTS, thus the merger allowed the Company to alleviate some of its regulatory burdens without negatively impacting its ability to service its customers.


     This streamlining and the staged conversion to in-house systems has enabled management of the Bank to concentrate on building a local relationship banking business. With the addition of seasoned managers with significant lending and operating experience, the Bank has been very successful in transitioning into the relationship management orientation called for in the 1994 Strategic Plan. As of December 31, 1997, the Bank's assets and liabilities were derived almost entirely from banking relationships. During the three years ended December 31, 1997, the Company's deposit mix has changed significantly. Demand, savings, NOW and money market accounts grew from 30% of total deposits at December 31, 1995 to 48% of total deposits at December 31, 1997. The emphasis on building customer relationships has also resulted in a substantial growth in service charge income, which increased from $315,000 in 1995, to $364,000 in 1996 and $502,000 in 1997. This trend continued in the quarter ended March 31, 1998 with service charge income of $195,000 compared with service charge income of $112,000 for the quarter ended March 31, 1997. Since 1995 management has developed a very successful expense control program. Operating expenses have been consistently reduced, from $7.360 million in 1995, to $6.847 million in 1996 and $5.471 million in 1997. This favorable trend continued during the quarter ended March 31, 1998, with operating expenses declining to $1.308 million in the quarter compared with $1.328 million for the quarter ended March 31, 1997.


BUSINESS STRATEGY

  GROWTH STRATEGY

     Management believes that the Company is now in a position to grow. The Bank's three banking center locations establish a presence in Miami-Dade, Broward and Palm Beach Counties. The population of these three counties exceeds 4,000,000 people, and the market continues to experience substantial growth. The Company's strategy for the next three years is to continue to implement its Strategic Plan and to build its network of banking center locations into communities that are consistent with the Bank's focus on small businesses, professionals and individuals. This expansion will be implemented by the establishment of new banking centers, most likely in facilities that have already been constructed by other banks, but have become redundant as a result of consolidations. The Company may also seek strategic acquisitions of smaller financial institutions that will complement this growth strategy.

  Implementation of Strategic Plan

     Beginning in 1994, pursuant to the Strategic Plan, major efforts were undertaken to permit the Bank to become a full-service, community banking organization. The significant elements of the implementation of the Plan are:

     Strengthening of Senior Management Team. The Company has strengthened its senior management team by supplementing the hiring of Mr. Palmer in 1995 with the hiring of Senior Vice Presidents Beverly Chambers in 1995, and Dennis Reed in 1996, both of whom are experienced bankers with whom Mr. Palmer had worked at Southeast Banking Corporation and Naples Federal. In addition, in 1997, the Company hired Bradley Meredith to serve as its new Chief Financial Officer and Senior Vice President. The new management's responsibilities include marketing, commercial lending, retail banking, operations and mortgage lending, accounting and finance.

     Building Full-Service Banking Relationships with Small Businesses. The Company's strategy is aggressively to build its number of full-service banking relationships by providing high quality, personal service. In furtherance of this strategy, the Company has continued to attract and hire seasoned, professional bankers with substantial commercial lending and relationship management experience. The consolidation occurring in the market is having two positive effects that enhance the Company's implementation of its strategy. First, a principal result of these consolidations is a steady flow of business clients who have been alienated from other banks by reduced service levels and higher prices. Second, seasoned bankers who previously worked for the acquired banks are released, thus, enabling the Company to hire the experienced professionals it seeks.

Reducing Focus on Residential Mortgage Lending. In mid-1996, the Company decided to substantially reduce its focus on the residential mortgage lending business by limiting its activities to originating residential mortgages through three specialists, one located in each of its three full service banking offices. The focus of these specialists is to originate mortgages for individuals who will become relationship customers of the Company.

     Broadening the Offering of Products and Services. The Company has continued to broaden its offering of products and services. Particular emphasis has been placed on attracting transaction deposits from all three targeted business segments: small businesses, professionals and individuals. An example of the Company's efforts to broaden its offering of products and services occurred in early 1997 when the Company introduced its own credit card. The credit card has been marketed only to existing clients and those prospective clients that have the potential to develop into full service relationships. Similarly, the merchant processing of credit cards is being offered to business clients using the same marketing strategy. The back-office support for this activity has been out-sourced to a nationally prominent firm that specializes in this business. In early 1998, the Company will be introducing its own debit card, with processing similarly outsourced through the same firm.

     Reinvesting in the Company's Communities. The Company is committed to the communities it serves. As an example of its proactive commitment to be involved in its communities, the Company was awarded the lead deposit in the Ft. Lauderdale (Broward County) Enterprise Zone Linked Deposit Program in a 1996 competitive bidding process. Municipal deposits, provided by the State of Florida, Broward County and the City of Ft. Lauderdale, were placed with three banks which established programs to match those funds to make loans to small businesses within the zone, an area targeted by the State of Florida for economic revitalization. Management of the Company sees this program as consistent with its mission to actively provide credit and other financial services to small and medium sized businesses as well as stimulate economic growth in the zone.

     Concentrating on Professionals. The Company has concentrated its marketing and business development efforts on the professionals who serve both the businesses and individuals in its markets. The attorneys, accountants and doctors who are within the geographic reach of the Company's banking center locations are both good potential customers and excellent sources of business referrals.


     Reducing Expenses. Management has focused on reducing expenses as it seeks to improve its operating efficiency. During the last three years, operating expenses have declined from $7.360 million in 1995 to $6.847 million in 1996 to $5.471 million in 1997.


     Converting to New Operating System. Following a full review of operating and software support systems, a decision was made to convert to the ITI system throughout the organization, in a two stage process. The Bank and then the Thrift sequentially converted, in a service bureau mode, to the ITI system in late 1995 and early 1996. ITI's parent, FiServe, Inc., managed the service bureau for a planned eighteen month period during which time the Company and its management became thoroughly familiar and comfortable with the operating system. Also during this time, the Company was able to hire a number of senior operations officers to manage the Company's operations, loan administration and controller responsibilities. Thus, the mid-1997 conversion to bring the ITI system in-house was successful, due principally to the efforts of the Company's operating group who had considerable prior experience with the ITI system.


MANAGEMENT AND BOARD OWNERSHIP

     The Company's directors currently own 489,364 shares or 35.64% of the issued and outstanding Common Stock. Giving effect to the Offering, the conversion of all outstanding shares of Preferred Stock, and the exercise of all options held by the Company's executive officers and directors, the Company's executive officers and directors would own 664,463 shares, or 27.70% of the issued and outstanding Common Stock. The Company believes that this ownership position gives management a significant incentive to increase shareholder value.

COMPETITION

     The banking business is highly competitive, and the profitability of the Company will depend upon the Company's ability to compete in its market area. The Company competes with other commercial and savings banks, savings and loan associations, credit unions, finance companies, mutual funds, brokerage and investment banking firms, asset-based nonbank lenders and certain other non-financial institutions, including certain governmental organizations which may offer subsidized financing at lower rates than those offered by the Company. See "Risk Factors -- Competition."

EMPLOYEES


     At March 31, 1998, the Company had 59 full-time employees. None of the employees is represented by a collective bargaining group, and the Company considers its relations with its employees to be good. The Company provides employee benefits customary in the financial institutions industry, including group medical and life insurance, 401(k) plan, profit-sharing plan and paid vacations. The Company also provides a stock option plan for certain officers, directors and employees, pursuant to which they may be granted options to purchase Common Stock of the Company.


PROPERTIES

     The Company conducts its operations from three leased facilities, the largest of which is located at 21845 Powerline Road, Boca Raton, Florida where it has leased 18,929 square feet of space for its executive offices, the operations center and a banking center. The lease expires in 2002 and may be renewed for one additional five-year period. In addition, the Company has leased 5,719 square feet of space at One S.W. 129th Avenue, Pembroke Pines, Florida for a banking center. This lease expires on February 28, 2006.

     The Bank also has a lease for a free-standing building containing 3,050 square feet of space and located at 2690 N.E. 203rd Street, Aventura, Florida, as a full service banking center. The lease expires in February 2000 and may be renewed for one five-year period.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings to which the Company or the Bank is a party or of which any of their properties are subject; nor are there material proceedings known to the Company contemplated by any governmental authority; nor are there material proceedings known to the Company, pending or contemplated in which any director, officer or affiliate or any proposed principal security holder of the Company, or any associate of any of the foregoing is a party or has an interest adverse to the Company or the Bank.

                                 USE OF PROCEEDS


     The net proceeds from the sale of Common Stock offered hereby, based upon an assumed initial public offering price of $15.00 per share, are estimated to be $11.835 million after deduction of the underwriting discount and estimated expenses $13.655 million if the Underwriter's over-allotment option is exercised in full). The Company intends to contribute the majority of the net proceeds to the Bank. The Bank expects the proceeds to be used to fund branch expansion and support growth in the loan and securities portfolio. To the extent proceeds are allocated to the Company, the Company intends to retain a portion of the proceeds for general corporate purposes including, but not limited to, future acquisitions and capital contributions to existing and future subsidiaries of the Company. The Company presently has no plans, arrangements or understandings regarding any future acquisitions. The precise amounts and timing of the application of cash proceeds will depend, among other things, upon the funding requirements of the Bank and the availability of other funds. Pending the application of net proceeds, the Company expects to invest the net proceeds in short-term government or investment grade obligations.


                                DIVIDEND POLICY

     The Company has not paid any cash dividends on its Common Stock. At the present time, the Company does not foresee paying cash dividends to shareholders and intends to retain all earnings to fund the growth of the Company and the Bank. The payment of dividends in the future, if any, will depend upon earnings, capital levels, cash requirements, the financial condition of the Company and the Bank, applicable government regulations and policies and other factors deemed relevant by the Company's Board of Directors, including the amount of cash dividends payable to the Company by the Bank. The principal source of income and cash flow for the Company, including cash flow to pay cash dividends on the Common Stock, is dividends from the Bank. The Bank will be restricted in its ability to pay dividends under Florida banking laws and by regulations of the Department. Under Florida law, a state bank may not pay dividends from its capital. All dividends must be paid out of current net profits then on hand plus retained net profits of the preceding two years, after deducting bad debts, depreciation and other worthless assets, and after making provision for reasonably anticipated future losses on loans and other assets. Payments of dividends out of net profits is further limited by Section 658.37, Florida Statutes, which prohibits a bank from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus not less than 20% of a bank's net profits for the preceding year (in the case of an annual dividend). Finally, a state bank may not declare a dividend which would cause the capital accounts of a bank to fall below the minimum amount required by law, regulation, order or any written agreement with the Department or any Federal regulatory agency. See "Regulation and Supervision -- Regulation of the Bank -- Payment of Dividends."

                                    DILUTION


     As of March 31, 1998, the tangible book value of the Common Stock was $10.19 per share. "Tangible book value per share" represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 869,565 shares of Common Stock offered hereby (after deducting the underwriting discount and other estimated offering expenses to be paid by the Company), the pro forma tangible book value of the Company as of March 31, 1998 would have been $11.38 per share. This represents an immediate increase in net tangible book value of $1.19 per share to current shareholders and an immediate dilution of $3.62 per share to new investors. The following table illustrates this per share dilution.

Assumed price to public ....................................  $15.00
                                                             =======
Tangible book value per share before Offering(1)............   10.19
Increase per share attributable to new investors............    1.19
                                                             -------
Pro forma tangible book value per share after Offering......  $11.38
                                                             =======
Dilution to new investors...................................   $3.62
                                                             =======
-------------
 (1) Assumes the exercise of all of the Company's outstanding stock options and the conversion of all of the Company's preferred stock as of March 31, 1998.

     The foregoing computations do not take into account the possible issuance of up to an additional 130,435 shares of Common Stock to new investors pursuant to the exercise of an option granted by the Company to the Representatives solely to cover over-allotments, if any, in connection with the Offering. See "Underwriting."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of March 31, 1998, and as adjusted to give effect to (i) the sale by the Company of 869,565 shares of Common Stock offered hereby (at an assumed initial public offering price of $15.00 per share) and the related estimated net proceeds therefrom; and (ii) the issuance by the Company of 126,026 shares of Common Stock upon the conversion of all of the Company's outstanding shares of preferred stock, which conversion occurred on April 3, 1998. The following data should be read in conjunction with the Consolidated Financial Statements of the Company contained elsewhere in this Prospectus.


                                                                  MARCH 31, 1998
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (DOLLARS IN THOUSANDS)
Deposits....................................................  $136,148    $136,148
                                                              --------    --------
Federal Home Loan Bank Advances.............................     7,300       7,300
                                                              --------    --------
Stockholders' equity
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized; 56,026 shares outstanding..................         1          --
  Additional paid-in capital, preferred.....................     1,118          --
  Common Stock, $.01 par value, 5,000,000 shares authorized;
     1,249,949 shares issued and outstanding(1).............        12          22
Additional paid-in capital, common..........................     9,874      22,818
Retained earnings...........................................     3,313       3,313
Unrealized loss on securities available for sale............      (211)       (211)
                                                              --------    --------
     Total Stockholders' Equity.............................  $ 14,107    $ 25,942
                                                              ========    ========

------------------
(1) Does not include 250,281 shares of Common Stock reserved for issuance upon the exercise of options granted under the Company's stock option plans as of March 31, 1998. See "Management -- Employee Stock Option Plans."

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following Selected Consolidated Financial Data of the Company should be read in conjunction with the Consolidated Financial Statements of the Company, the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Prospectus. The selected historical consolidated financial data as of and for the three years ended December 31, 1997 are derived from the Company's Consolidated Financial Statements which have been audited by Hacker, Johnson, Cohen & Grieb PA, independent certified public accountants. The selected historical consolidated financial data as of and for the two years ended December 31, 1994 are derived from the Company's Consolidated Financial Statements which have been audited by other independent certified public accountants. The selected historical consolidated financial data as of and for the three months ended March 31, 1998 and March 31, 1997 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the results for the interim periods. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 1998, or for any future periods.

                                     AT OR FOR THE
                                  THREE MONTHS ENDED
                                       MARCH 31,                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                                -----------------------   --------------------------------------------------------------
                                   1998         1997         1997         1996         1995         1994         1993
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE FIGURES)
INCOME STATEMENT DATA:
Total interest income.........  $    3,022   $    2,965   $   11,932   $   12,186   $   14,690   $   11,966   $    9,879
Total interest expense........       1,541        1,579        6,329        7,616        9,919        7,282        6,207
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income...........       1,481        1,386        5,603        4,570        4,771        4,684        3,672
Provision for loan losses.....          65           11           80          185          336           75          120
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income after
  provision for loan losses...       1,416        1,375        5,523        4,385        4,435        4,609        3,552
Noninterest income............         364          324        1,412        2,434        1,922        2,887        4,956
Noninterest expense before
  SAIF
  Recapitalization Expense
    (1).......................       1,308        1,328        5,471        6,847        7,360        6,273        5,729
SAIF Recapitalization
  Expense(1)..................          --           --           --          926           --           --           --
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings (loss) before income
  taxes.......................         472          371        1,464        (954)      (1,003)        1,223        2,779
Income taxes (benefit)........         171          139          550        (355)        (376)          458        1,021
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss)...........  $      301   $      232   $      914   $    (599)   $    (627)   $      765   $    1,758
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Without SAIF Assessment
  Net earnings (loss).........  $      301   $      232   $      914   $     (18)   $    (627)   $      765   $    1,758
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
PER SHARE DATA (2):
Earnings (loss) per share:
Basic.........................  $      .22   $      .19   $      .68   $    (.52)   $    (.51)   $      .72   $     2.07
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Diluted.......................  $      .20   $      .18   $      .62   $    (.52)   $    (.51)   $      .72   $     2.07
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Without SAIF Assessment (1)
Earnings (loss) per share:
Basic.........................  $      .22   $      .19   $      .68   $    (.01)   $    (.51)   $      .72   $     2.07
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Diluted.......................  $      .20   $      .18   $      .62   $    (.01)   $    (.51)   $      .72   $     2.07
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average common shares
  outstanding:
Basic.........................   1,249,949    1,219,050    1,224,441    1,219,092    1,219,092    1,062,500      849,275
Diluted.......................   1,379,048    1,320,428    1,346,637    1,219,092    1,219,092    1,062,500      849,275
Total common shares
  outstanding at end of period
  (2), (4)....................   1,249,949    1,219,092    1,247,592    1,219,092    1,219,092    1,219,092      849,627
Book value per share (2),
  (4).........................  $    10.39   $     9.63   $    10.23   $     9.54   $    10.27   $    10.27   $    10.36
BALANCE SHEET DATA (6):
Cash and cash equivalents.....  $    3,817   $    7,804   $    2,575   $    6,663   $   10,212   $    5,857   $    8,009
Securities....................      39,873       44,726       32,079       42,790       48,542       54,674       32,639
Loans.........................     112,756       94,756      105,653       90,973      104,677      123,048       97,183
Loans held for sale...........       4,134        3,966        4,443        4,396       18,561        6,697       19,329
All other assets..............       3,190        5,896        3,090        6,436       11,415       11,357        5,670
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total assets..............  $  163,770   $  157,158   $  147,840   $  151,258   $  193,407   $  201,633   $  162,830
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Deposits......................     136,148      117,130      124,995      112,498      142,673      164,087      107,505
Other borrowings..............      10,082       25,364        6,191       23,746       33,215       18,003       39,867
All other liabilities.........       3,433        2,070        2,809        2,593        5,005        7,027        6,655
Stockholders' equity..........      14,107       12,594       13,845       12,421       12,514       12,516        8,803
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total liabilities and
      stockholders' equity....  $  163,770   $  157,158   $  147,840   $  151,258   $  193,407   $  201,633   $  162,830
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========


                                                                     (continued)

                                     AT OR FOR THE
                                  THREE MONTHS ENDED
                                       MARCH 31,                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                                -----------------------   --------------------------------------------------------------
                                   1998         1997         1997         1996         1995         1994         1993
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE FIGURES)
AVERAGE BALANCE SHEET DATA:
Total assets..................  $  153,617   $  150,876   $  151,209   $  158,572   $  200,897   $  188,067   $  157,221
Securities....................      34,841       43,541       38,200       41,068       52,045       56,840       29,807
Loans.........................     110,839       95,343      102,315       96,307      129,431      125,460      114,552
Total deposits................     129,725      114,290      119,377      115,718      157,262      135,426      108,066
Other borrowings..............       7,473       21,771       16,879       28,348       25,749       32,685       38,232
Stockholders' equity..........      13,976       12,508       12,982       11,519       12,515       10,963        7,912
PERFORMANCE RATIOS:
Return on average assets......         .78%         .62%         .60%        (.38%)       (.31%)        .41%        1.12%
Return on average equity......        8.61%        7.42%        7.04%       (5.20%)      (5.01%)       6.98%       22.22%
Return on average equity
  (4).........................        9.35%        7.94%        7.56%       (5.37%)      (5.01%)       6.98%       22.22%
Interest rate spread during
  the period (3)..............        3.26%        3.36%        3.30%        2.83%        2.25%        1.98%        2.07%
Net interest margin...........        4.05%        3.90%        3.93%        3.19%        2.53%        2.51%        2.39%
Noninterest expense to average
  assets......................        3.40%        3.53%        3.62%        4.90%        3.66%        3.34%        3.64%
Efficiency ratio (5)..........       70.89%       77.66%       78.31%      112.42%      109.98%       82.53%       69.63%
ASSET QUALITY RATIOS (6):
Nonperforming loans to total
  loans.......................        2.06%        1.95%        2.34%        1.60%        2.09%         .77%        1.02%
Nonperforming loans, and
  foreclosed real estate as a
  percentage of total
  assets......................        1.51%        1.23%        1.76%        1.15%        1.15%         .54%         .72%
Allowance for loan losses as a
  percentage of total loans...         .80%         .87%         .80%         .85%         .79%         .42%         .38%
Allowance for loan losses as a
  percentage of nonperforming
  loans.......................       38.90%       44.36%       33.97%       52.97%       37.74%       55.17%       37.20%
Net charge-offs as a
  percentage of average
  loans.......................          --         (.04%)        .01%         .25%         .02%         .03%         .05%
CAPITAL RATIOS (6):
Company
Total capital to risk weighted
  assets......................       15.27%       16.87%       16.02%       17.58%       14.09%       13.75%          --
Tier I capital to risk
  weighted assets.............       14.34%       15.84%       15.09%       16.52%       13.18%       13.19%          --
Tier I capital to average
  assets......................        9.38%        8.40%        9.10%        8.04%        6.02%        6.66%          --
Bank (7)
Total capital to risk weighted
  assets......................       15.51%       15.66%       16.00%       15.88%       17.53%       22.87%          --
Tier I capital to risk
  weighted assets.............       14.56%       14.37%       15.06%       14.67%       15.66%       22.14%          --
Tier I capital to average
  assets......................        9.05%        8.47%        8.95%        8.69%       10.53%       13.57%          --
Savings Bank (8)
Tangible......................          --         8.29%          --         8.25%        6.00%        5.30%        5.39%
Core..........................          --         8.29%          --         8.25%        6.00%        5.30%        5.39%
Risk-based....................          --        17.64%          --        18.32%       12.77%       12.40%       12.26%
OTHERS (6):
Total number of offices.......           3            3            3            3            3            3            1
Full-service banking
  offices.....................           3            3            3            3            3            3            1



------------------
(1) The Bank was subject to a one-time special assessment that was paid by all financial institutions insured by the SAIF in 1996. The Bank's pre-tax assessment was $926,000 ($581,000 after taxes).

(2) All per share information is presented to reflect a three-for-two stock split effective February 1998.

(3) Difference between weighted-average yield on all interest-earning assets and weighted-average rate on all interest-bearing liabilities.

(4) Excludes the Common Stock into which the preferred stock of the Company was converted on April 3, 1998.

(5) Calculated by dividing total noninterest expenses by net interest income plus noninterest income excluding securities gains and losses.

(6) At period end.

(7) The Bank was acquired in 1994.

(8) Represents the capital ratios of the Thrift prior to its merger into the Bank in 1997.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

     Management's Discussion and Analysis of Results of Operations and Financial Condition analyzes the major elements of the Company's statement of operations and balance sheets. This section should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes and other detailed information appearing elsewhere in this Prospectus.

               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997

OVERVIEW


     For the period ending March 31, 1998, the Company had consolidated net earnings of $301,000 or $.22 basic earnings per share ($.20 diluted earnings per share), compared to consolidated net earnings of $232,000 or $.19 basic earnings per share ($.18 diluted earnings per share) for the period ending March 31, 1997. The increase in net earnings reflected a combination of higher net interest income, increased noninterest income and lower noninterest expense, which was driven by growth in relationship assets and liabilities. Return on average assets and return on average equity were .78% and 8.61% respectively, for the three months ended March 31, 1998 compared to .62% and 7.42% respectively, for the same time period in 1997.


     Total assets at March 31, 1998 increased to $163.770 million from $157.158 million at March 31, 1997, an increase of $6.612 million or 4.21%. Deposits grew to $136.148 million at March 31, 1998 from $117.130 million at March 31, 1997, an increase of $19.018 million or 16.24%. Total shareholders' equity was $14.107 million at March 31, 1998, representing an increase of $1.513 million or 12.01% over total shareholders' equity of $12.594 million at March 31, 1997.

RESULTS OF OPERATIONS

  Net Interest Income


     Net interest income represents the amount by which interest income on interest-earning assets, including loans and securities, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowings. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.



     Net interest income for the three months ended March 31, 1998 increased to $1.481 million from $1.386 million for the three months ended March 31, 1997, an increase of $95,000 or 6.85%. Net interest income increased as a result of higher interest-earning assets derived primarily from the increase in loan balances and an improved liability mix. Average interest-earning assets increased to $146.220 million for the three months ended March 31, 1998 from $142.140 million for the three months ended March 31, 1997, an increase of $4.080 million or 2.87%. Average loans increased to $110.839 million for the three months ended March 30, 1998 from $95.343 million for the three months ended March 31, 1997, an increase of $15.496 million or 16.25%, as a result of internal loan growth. During this same period average securities decreased to $34.841 million at March 31, 1998 from $43.541 million at March 31, 1997, a decrease of $8.700 million or 19.98%. Noninterest bearing demand deposits increased $4.927 million, or 53.58%, from $9.196 million at March 31, 1997 to $14.123 at March 31, 1998. Lower interest expense is attributed to a decrease in average interest-bearing liabilities from $126.865 million at March 31, 1997 to $123.075 million for the three months ended March 31, 1998, a decrease of $3.790 million or 2.99%.



     The Company posted net interest margins of 4.05% and 3.90% and interest-rate spreads of 3.26% and 3.36% for the periods ended March 31, 1998 and March 31, 1997, respectively. The 15 basis point increase in the net interest margin for the first quarter of 1998 as compared to 1997, is a result of a higher ratio of average earning assets to average costing liabilities which increased to 1.19 at March 31, 1998 from 1.12 in March 31, 1997. The lower interest-rate spread in the period ended March 31, 1998 was caused by a combination of a seven basis point decline in yield on interest bearing assets and a three basis point increase in cost on interest bearing liabilities.

     The following table sets forth for the periods indicated information regarding (i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest/dividend income; (iv) interest-rate spread; (v) net interest margin; and (vi) ratio of average interest-earning asset to average interest-bearing liabilities.



                                                             THREE MONTHS ENDED MARCH 31,
                                         ---------------------------------------------------------------------
                                                       1998                                1997
                                         ---------------------------------   ---------------------------------
                                                    INTEREST                            INTEREST
                                         AVERAGE       AND       AVERAGE     AVERAGE       AND       AVERAGE
                                         BALANCE    DIVIDENDS   YIELD/RATE   BALANCE    DIVIDENDS   YIELD/RATE
                                         --------   ---------   ----------   --------   ---------   ----------
                                                                (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans................................  $110,839    $2,498       9.01%      $ 95,343    $2,247       9.43%
  Securities...........................    34,841       517       5.94%        43,541       684       6.28%
  Other interest-earning assets(1).....       540         7       5.19%         3,256        34       4.18%
                                         --------    ------                  --------    ------
    Total interest-earning assets......   146,220     3,022       8.27%       142,140     2,965       8.34%
                                                     ------                              ------
  Noninterest-earning assets(2).......      7,397                               8,736
                                         --------                            --------
    Total assets:......................  $153,617                            $150,876
                                         ========                            ========
Interest-bearing liabilities:
  Savings and NOW deposits.............    10,848        47       1.73%        10,449        50       1.91%
  Money-market deposits................    37,873       436       4.60%        36,282       414       4.56%
  Time deposits........................    66,881       957       5.72%        58,363       813       5.57%
  Other borrowings.....................     7,473       101       5.41%        21,771       302       5.55%
                                         --------    ------                  --------    ------
    Total interest-bearing
      liabilities......................   123,075     1,541       5.01%       126,865     1,579       4.98%
                                                     ------                              ------
  Demand deposits......................    14,123                               9,196
  Noninterest-bearing liabilities......     2,443                               2,307
  Stockholders' equity.................    13,976                              12,508
                                         --------                            --------
    Total liabilities and stockholders'
      equity...........................  $153,617                            $150,876
                                         ========                            ========
Net-interest income....................              $1,481                              $1,386
                                                     ======                              ======
Interest-rate spread(3)................                           3.26%                               3.36%
                                                                   ====                                ====
Net interest margin(4).................                           4.05%                               3.90%
                                                                   ====                                ====
Ratio of average interest-earning
  assets to average interest-bearing
  liabilities..........................      1.19                                1.12
                                         ========                            ========


------------------
(1) Includes interest-bearing deposits, federal funds sold and securities purchased under agreements to resell.

(2) Includes nonaccrual loans.

(3) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.

(4) Net interest margin is net interest income dividend by average interest-earning assets.

     The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).



                                                                      THREE MONTHS ENDED MARCH 31,
                                                                             1998 VS. 1997
                                                                       INCREASE (DECREASE) DUE TO
                                                                ----------------------------------------
                                                                                       RATE/
                                                                RATE       VOLUME      VOLUME      TOTAL
                                                                -----      ------      ------      -----
                                                                             (IN THOUSANDS)
Interest Bearing Assets:
  Loans...................................................      $ (98)      $365        $(16)      $251
  Securities..............................................        (38)      (137)          8       (167)
  Other interest-earning assets...........................          8        (28)         (7)       (27)
                                                                -----       ----        ----       ----
       Total..............................................       (128)       200         (15)        57
                                                                -----       ----        ----       ----
Interest bearing liabilities:
  Deposits:
     Savings and NOW deposits.............................         (5)         2          (0)        (3)
     Money-market deposits................................          4         18          (0)        22
     Time deposits........................................         22        119           3        144
  Other borrowings........................................         (8)      (198)          5       (201)
                                                                -----       ----        ----       ----
       Total..............................................         13        (59)          8        (38)
                                                                -----       ----        ----       ----
Net change in net interest income.........................      $(141)      $259        $(23)      $ 95
                                                                =====       ====        ====       ====


  Provision for Loan Losses


     The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. The provision for loan losses increased to $65,000 for the three months ended March 31, 1998 from $11,000 for the same time period in 1997, an increase of $54,000 or 491%. This significant increase is a result of management recognizing greater potential losses from the loan portfolio as the loan volumes are shifting from residential towards commercial/commercial real estate lending.


  Noninterest Income


     Noninterest income is an important source of revenue for financial institutions in a deregulated environment. The Company's primary source of noninterest income is service charges on deposit accounts and other banking service related fees. Noninterest income for the three months ended March 31, 1998 was $364,000, an increase of $40,000 or 12.35% from $324,000 for the same period in 1997. The following table presents for the periods indicated the major categories of noninterest income:



                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                              -----------------------
                                                               1998             1997
                                                              ------           ------
                                                                   (IN THOUSANDS)
Noninterest income:
  Service charges on deposit accounts................          $195             $112
  Loan servicing fees................................            16               21
  Net gains from sale of loans.......................            69               95
  Net realized gains on sale of securities available
     for sale........................................             2                4
  Other..............................................            82               92
                                                               ----             ----
     Total noninterest income........................          $364             $324
                                                               ====             ====

     Service charges on deposit accounts is the largest component of noninterest income and a significant source of revenue to the Company. The increase of $83,000 in service charges on deposit accounts from $112,000 during the three months ending March 31, 1997 to $195,000 during the same period in 1998 is the result of an increase in the number of the Company's transaction accounts.


  Noninterest Expense


     For the three month period ended March 31, 1998, noninterest expenses decreased to $1.308 million from $1.328 million for the period ended March 31, 1997, a 1.51% decrease. The decrease in noninterest expenses is a result of management's focus on controlling expenditures and implementation of its Strategic Plan. The efficiency ratio, calculated by dividing total noninterest expenses by net interest income plus noninterest income, was 70.89% for the three months ended March 31, 1998 and 77.66% for the three months ended March 31, 1997.


     The following table presents for the periods indicated the major categories of noninterest expense:


                                                             THREE MONTHS ENDED
                                                                  MARCH 31,
                                                            ---------------------
                                                             1998           1997
                                                            ------         ------
                                                                IN THOUSANDS)
Noninterest expenses:
  Salaries and employee benefits......................      $  701         $  699
  Occupancy expense...................................         260            284
  Advertising and promotion...........................          59             51
  Loan servicing expense..............................          --              6
  Professional fees...................................          24             --
  Federal deposit insurance premiums..................          14             11
  Data processing.....................................          70            108
  Other...............................................         180            169
                                                            ------         ------
     Total noninterest expenses.......................      $1,308         $1,328
                                                            ======         ======



  Provision for Income Taxes

     Income tax expense includes the regular federal income tax at the statutory rate. The amount of federal income tax expense is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of non-deductible interest expense and the amount of other non-deductible expense. During the three months ended March 31, 1998, income tax expense was $171,000 compared to $139,000 for the three months ended March 31, 1997.


  Impact of Inflation

     The effects of inflation on the local economy and on the Company's operating results have been relatively modest for the past several years. Since substantially all of the Company's assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. The Company tries to control the impact of interest rate fluctuations by managing the relationship between its interest rate sensitive assets and liabilities. See "-- Interest Rate Sensitivity and Liquidity".

FINANCIAL CONDITION

  Loan Portfolio


     Loans, net were $113.669 million at March 31, 1998, an increase of $18.080 million or 18.91% from $95.589 million at March 31, 1997. This increase is believed to be the result of the Company's increased focus on relationship banking, featuring professional, attentive and responsive service to customers' needs both in residential mortgage lending and commercial lending to middle market companies.

     The following table summarizes as of the dates indicated the loan portfolio of the Company by type of loan:


                                                           MARCH 31, 1998               MARCH 31, 1997
                                                      ------------------------      -----------------------
                                                       AMOUNT       % OF TOTAL      AMOUNT       % OF TOTAL
                                                      --------      ----------      -------      ----------
                                                                     (DOLLARS IN THOUSANDS)
Commercial......................................      $ 21,981         19.31%       $12,415         12.97%
Commercial real estate..........................        19,374         17.02%        16,783         17.53%
Residential real estate.........................        65,572         57.61%        61,027         63.75%
Consumer........................................         6,893          6.06%         5,505          5.75%
                                                      --------        ------        -------        ------
  Total loans...................................       113,820        100.00%        95,730        100.00%
                                                                      ======                       ======
Less:
Deferred loan fees..............................          (151)                        (141)
Allowances for loan losses......................          (913)                        (830)
                                                      --------                      -------
Loans, net......................................      $112,756                      $94,759
                                                      ========                      =======



     The primary lending focus of the Company is on small and medium sized commercial, residential mortgage and consumer loans. A substantial portion of the Company's loan portfolio consists of single-family residential mortgage loans collateralized by owner-occupied properties located in the Company's market area. The Company offers a variety of mortgage loan products, with both fixed and adjustable rates. The loans are generally amortized over fifteen to thirty years, although such loans often remain outstanding for significantly shorter periods than their contractual terms.


     Loans collateralized by single-family residential real estate generally have been originated in amounts of no more than 80% of appraised value. For loans in amounts greater than 80% of appraised value, the Company generally requires mortgage insurance. For all such loans, the Company requires mortgage title insurance and hazard insurance. Of the mortgages originated, the Company generally retains mortgage loans with variable rates or where the borrower has a deposit relationship with the Company and sells longer term, fixed-rate, non-relationship loans.

     The Company offers a variety of commercial lending products including term loans, lines of credit and fixed asset loans, including real estate and equipment financing. A broad range of short- to medium-term commercial loans, both collateralized and uncollateralized, are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisitions of real estate and improvements) and the purchase of equipment. The purpose of the particular loan determines its structure.


     Generally, the Company's commercial loans are underwritten in the Company's primary market area on the basis of the borrower's ability to service such debt from income. As a general practice, the Company takes as collateral a lien on any available real estate, equipment or other assets. Working capital loans are primarily collateralized by short-term assets whereas term loans are primarily collateralized by long-term assets. While commercial business loans generally are made for shorter terms and at higher yields than one- to four-family residential loans, such loans generally involve a higher level of risk. The commercial loan risk of borrower default is greater than in owner-occupied residential properties, since the collateral may be more difficult to liquidate and more likely to decline in value.


     The Company's commercial mortgage loans are secured by liens on real estate, typically have variable interest rates and amortize over a ten to fifteen year period with balloon payments due at the end of three to five years. In underwriting commercial mortgage loans, consideration is given to the property's operating history, future operating projections, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit checks, appraisals, a review of the financial condition of the borrower and generally full recourse to the owner.


     A number of the Company's commercial loans are underwritten under guidelines of the SBA loan guarantee programs. SBA loan originations were $941,000 and $1.125 million for the three months ended March 31, 1998 and 1997, respectively.

     Consumer loans made by the Company include automobile loans, home improvement loans, home equity lines of credit, personal loans (collateralized and uncollateralized) and loans collateralized by deposit accounts. The terms of these loans typically range from 12 to 84 months and vary based on the nature of the collateral and size of the loan.

     The contractual ranges of the commercial and residential mortgages, and consumer loans with predetermined interest rates and floating rates in each maturity range as of March 31, 1998 are summarized in the following table:


                                                                  RESIDENTIAL
                                                     COMMERCIAL    MORTGAGE     CONSUMER
                                                       LOANS         LOANS       LOANS      TOTAL
                                                     ----------   -----------   --------   --------
                                                                     (IN THOUSANDS)
Due within one year................................   $18,622       $   918      $2,744    $ 22,284
Due after one through five years...................    15,450         2,254       2,136      19,840
Due after five years...............................     7,283        62,400       2,013      71,696
                                                      -------       -------      ------    --------
       Total.......................................   $41,355       $65,572      $6,893    $113,820
                                                      =======       =======      ======    ========



     Of the $92.304 million in loans due after one year, 42.40% of such loans have fixed rates of interest and 57.60% have adjustable rates.



     The following table displays loan originations by type of loan and principal reductions during the periods indicated:



                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                               1998         1997
                                                              ------       ------
                                                                 IN THOUSANDS)
Originations:
  Commercial loans.....................................       $3,926       $6,945
  Commerical real estate loans.........................        1,667        1,150
  Residential real estate..............................        9,366        3,040
  Consumer loans.......................................          374        1,439
                                                              ------       ------
       Total loans originated..........................       15,333       12,574
Principal reductions...................................       (8,172)      (8,769)
                                                              ------       ------
       Increase in gross loans.........................       $7,161       $3,805
                                                              ======       ======



     The originations noted in the table above exclude originations of loans held for sale of $401,000 and $1.187 million for the three months ended March 31, 1998 and 1997, respectively.


  Nonperforming Assets


     The Company has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. These procedures include low individual lending limits for officers, an independent credit analysis for all commercial credit relationships over $100,000, Management Loan Committee approval for all commercial credit relationships over $100,000, Board of Director Loan Committee approval for all commercial and for most residential credit relationships over $500,000, quality loan documentation and a periodic loan review by an independent consultant with considerable banking regulatory experience. The Board of Directors reviews all new and renewed loans on a monthly basis. The Company also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that the Company's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

     The Company generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. All loans past due 90 days, however, are placed on nonaccrual status, unless the loan is both well collateralized and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection.

     The Company has historically had strong asset quality, as evidenced by its low percentage of net charge-offs to average loans outstanding (an average of
 .07% over the last five years). See "-- Allowance for Loan Losses." Although nonperforming assets (nonaccrual loans and foreclosed real estate) at March 31, 1998 increased to $2.475 million from $1.936 million at March 31, 1997, this increase was attributable to one residential real estate loan for $1.225 million where the original loan to value was less than 60%. The borrowers and a number of businesses they own have all sought protection under the U. S. bankruptcy laws. While these are complex bankruptcies, during 1998 the borrowers have been able to bring this loan current except for one pre-petition payment which they are precluded from making under the U. S. bankruptcy laws. Management expects this loan will be fully repaid from liquidation of the underlying collateral. The Company's ratio of nonperforming loans and foreclosed real estate to total assets remained low at 1.51% at March 31, 1998 compared to 1.23% at March 31, 1997.



     The following table presents information regarding nonperforming assets at March 31, 1998 and March 31, 1997.



                                                                   AT MARCH 31,
                                                              -----------------------
                                                                1998           1997
                                                              --------       --------
                                                              (DOLLARS IN THOUSANDS)
Nonaccrual loans
  Residential real estate loans........................        $2,068         $1,465
  Commercial real estate...............................            --             --
  Commercial loans.....................................           278            400
  Consumer loans and other.............................             1              6
                                                               ------         ------
     Total nonaccrual loans............................         2,347          1,871
                                                               ------         ------
     Total nonpreforming loans.........................         2,347          1,871
                                                               ------         ------
     Total nonperforming loans to total loans..........          2.06%          1.95%
                                                               ======         ======
Foreclosed real estate:
  Real estate acquired by foreclosure or deed in lieu
     or
     foreclosure.......................................           128             65
                                                               ------         ------
     Total nonperforming loans and foreclosed real
       estate..........................................        $2,475         $1,936
                                                               ======         ======
     Total nonperforming and foreclosed real estate to
       total assets....................................          1.51%          1.23%
                                                               ======         ======


     The Company would have recorded additional interest income of approximately $83,000 in the first three months of 1998 on nonperforming loans if the loans had been current in accordance with original terms. Interest income recorded on nonperforming loans for the first three months of 1998 was approximately $39,000.

  Allowance for Loan Losses


     The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. Based on an evaluation of the loan portfolio, management presents a monthly review of the allowance for loan losses to the Board of Directors, indicating any changes in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers the diversification by industry of the Company's commercial loan portfolio, the significant proportion of single family, owner-occupied residential real estate loans in the portfolio, the effect of changes in the local real estate market on collateral values, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, the evaluation of its loan portfolio by the independent loan review function and the annual examination of the Company's financial statements by its independent auditors. Charge-offs occur when loans are deemed to be uncollectible.



     The Company maintains an internally classified loan list which, along with the delinquency list of loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans classified as "substandard" are those loans with clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverability of the debt. At March 31, 1998, the Company had $1.070 million of such loans, excluding loans on nonaccrual, which were primarily residential and commercial real estate loans.

     Loans classified as "doubtful" are those loans which have characteristics similar to substandard accounts but with an increased risk that a loss may occur, or at least a portion of the loan may require a charge-off if liquidated at present. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans include some loans that are delinquent at least 30 days or on nonaccrual status. Loans classified as "loss" are those loans which are in the process of being charged off. At March 31, 1998, the Company had $293,000 of loans with a doubtful classification.



     In addition to the internally classified loan list and delinquency list of loans, the Company maintains a separate "watch list" which further aids the Company in monitoring loan portfolios. Watch list loans show warning elements where the present status portrays one or more deficiencies that require attention in the short term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. The Company reviews these loans to assist in assessing the adequacy of the allowance for loan losses. At March 31, 1998, the Company had $98,000 of such loans, which were primarily commercial loans.


     In order to determine the adequacy of the allowance for loan losses, management considers the risk classification or delinquency status of loans and other factors, such as collateral value, portfolio composition, trends in economic conditions and the financial strength of borrowers. Management establishes specific allowances for loans which management believes require reserves greater than those allocated according to their classification or delinquent status. An unallocated allowance is also established based on the Company's historical charge-off experience. The Company then charges to operations a provision for loan losses to maintain the allowance for loan losses at an adequate level determined by the foregoing methodology.


     For the three months ended March 31, 1998 and March 31, 1997 there were no loan charge-offs. There were no recoveries for March 31, 1998, however, recoveries for the same period ending March 31, 1997 was $42,000. During the three months ended March 31, 1998, the Company recorded a provision for loan losses of $65,000 compared to $11,000 for the three months ended March 31, 1997. At March 31, 1998, the allowance totaled $913,000, or .80% of total loans resulting in an allowance to nonperforming loans of 38.90%. Management feels the allowance for loan losses is appropriate given the fact that one nonperforming residential real estate loan totaling $1.225 million represents 49.08% of the nonperforming loans. The original loan to value was less than 60% and the collateral is involved in a complex bankruptcy. The borrowers and a number of businesses they own have all sought protection under the U. S. bankruptcy laws. While these are complex bankruptcies, during 1998 the borrowers have been able to bring this loan current except for one pre-petition payment which they are precluded from making under the U. S. bankrupty laws. Management expects this loan will be fully repaid from liquidation of the underlying collateral.


     The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:


                                                             THREE MONTHS ENDED
                                                                 MARCH 31,
                                                           ----------------------
                                                             1998          1997
                                                           --------      --------
                                                           (DOLLARS IN THOUSANDS)
Average loans outstanding, net.......................      $110,839      $ 95,343
                                                           ========      ========
Allowance at beginning of year                                  848           777
Recoveries...........................................            --            42
                                                           --------      --------
Net charge-offs......................................            --            42
Provision for loan losses charged to operating
  expenses...........................................            65            11
                                                           --------      --------
Allowance at end of period...........................      $    913      $    830
                                                           ========      ========
Net charge-offs to average loans outstanding.........          0.00%        (0.04)%
                                                           ========      ========
Allowance as a percent of total loans................           .80%          .87%
                                                           ========      ========
Allowance as a percent of nonperforming loans........         38.90%        44.36%
                                                           ========      ========
     Total loans at end of period....................      $113,820      $ 95,730
                                                           ========      ========

     The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.


                                                         AT MARCH 31, 1998     AT MARCH 31, 1997
                                                        -------------------   -------------------
                                                                 % OF LOANS            % OF LOANS
                                                                  TO TOTAL              TO TOTAL
                                                        AMOUNT     LOANS      AMOUNT     LOANS
                                                        ------   ----------   ------   ----------
                                                                 (DOLLARS IN THOUSANDS)
Commercial loans......................................   $176       19.31%     $108       12.97%
Commercial real estate loans..........................    156       17.02%      146       17.53%
Residential real estate loans.........................    526       57.61%      529       63.75%
Consumer loans........................................     55        6.06%       47        5.75%
                                                         ----     -------      ----     -------
     Total allowance for loan losses..................   $913      100.00%     $830      100.00%
                                                         ====     =======      ====     =======


  Securities


     The Company uses its securities portfolio primarily as a source of income and secondarily as a source of liquidity. At March 31, 1998, investment securities totaled $39.873 million, a decrease of $4.853 million from $44.726 million at March 31, 1997. The decrease was primarily attributable to the repositioning of the investments from less desirable mortgage backed securities to more liquid United States government direct obligations. At March 31, 1998, investment securities represented 24.34% of total assets compared to 28.46% of total assets at March 31, 1997. The yield on the investment portfolio for the three months ended March 31, 1998 was 5.94% compared to a yield of 6.28% for the three months ended March 31, 1997.

     The following table presents the amortized cost of securities classified as Available-for-Sale and held to Maturity indicating their approximate fair values at March 31, 1998:



                                                                     GROSS        GROSS
                                                       AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                         COST        GAINS        LOSSES      VALUE
                                                       ---------   ----------   ----------   -------
                                                                      (IN THOUSANDS)
Available for Sale:
     U.S. Treasury securities........................   $19,142       $ 10        $ (34)     $19,118
     U.S. Government agency securities...............     3,449         --          (12)       3,437
     Mortgage-backed securities......................     3,206         --         (119)       3,087
     Mutual funds....................................     5,137         --         (175)       4,962
                                                        -------       ----        -----      -------
       Total.........................................   $30,934       $ 10        $(340)     $30,604
                                                        =======       ====        =====      =======
Held to Maturity:
     U.S. Government agency securities...............   $ 1,235       $ 81        $  --      $ 1,316
     Mortgage-backed securities......................     6,325         23         (230)       6,118
     Other...........................................       175         --           --          175
                                                        -------       ----        -----      -------
       Total.........................................   $ 7,735       $104        $(230)     $ 7,609
                                                        =======       ====        =====      =======



     The above table does not include the Federal Reserve and Federal Home Loan Bank Stock.

     The following table sets forth, by maturity distribution, certain information pertaining to the securities portfolio:



                                                    AFTER ONE YEAR
                              ONE YEAR OR LESS      TO FIVE YEARS       AFTER FIVE YEARS          TOTAL
                             ------------------   ------------------   ------------------   ------------------
                             CARRYING   AVERAGE   CARRYING   AVERAGE   CARRYING   AVERAGE   CARRYING   AVERAGE
                              VALUE      YIELD     VALUE      YIELD     VALUE      YIELD     VALUE      YIELD
                             --------   -------   --------   -------   --------   -------   --------   -------
                                                          (DOLLARS IN THOUSANDS)
At March 31, 1998:
  U.S. Government agency
    securities.............  $    --        --%   $ 4,436      6.59%   $   236      6.09%   $ 4,672      6.56%
  U.S. Treasury
    securities.............    4,010      5.95     15,108      5.95         --        --     19,118      5.95
  Mortgage-backed
    securities.............    3,664      6.19      1,984      5.57      3,764      5.37      9,412      5.73
  Mutual funds.............    4,962      5.95         --        --         --        --      4,962      5.95
  Other(1).................       --        --         25      7.88      1,684      7.08      1,709      7.11
                             -------              -------              -------              -------
      Total                  $12,636      6.02%   $21,553      6.05%   $ 5,684      5.91%   $39,873      6.02%
                             =======              =======              =======              =======


------------------


(1) Includes Federal Reserve and Federal Home Loan Bank stock.


  Deposits


     The Company offers a variety of deposit accounts having a wide range of interest rates and terms. The Company's deposits consist of demand, NOW, savings, money market and time accounts. The Company relies primarily on competitive pricing policies and customer service to attract and retain these deposits. The Company does not have any brokered deposits.


     The Company's average total deposits for the three months ended March 31, 1998 were $129.725 million or 13.51% over average total deposits during the same period in 1997. The Company's total deposits at March 31, 1998, were $136.148 million, up $19.018 million or 16.24% over total deposits at March 31, 1997.


     The Company's lending and investing activities are funded principally by deposits, approximately 20.91% of which are demand, NOW and savings deposits. Average noninterest-bearing deposits at March 31, 1998 were $14.123 million as compared to $9.196 million for the first three months of 1997, an increase of $4.927 million or 53.58%. Approximately 10.89% of average deposits for the three months ended March 31, 1998 were noninterest-bearing. The amount of deposits grew due to management efforts to build relationship Banking.



     The following table shows the distribution of, and certain other information relating to, deposit accounts by type.



                                                                       AT MARCH 31,
                                                       ---------------------------------------------
                                                         1998        % OF        1997        % OF
                                                       BALANCE      TOTAL      BALANCE      TOTAL
                                                       --------   ----------   --------   ----------
                                                                  (DOLLARS IN THOUSANDS)
Demand deposits......................................  $ 15,587      11.45%    $  9,791       8.36%
Savings and NOW deposits.............................    12,879       9.46%      12,095      10.32%
Money market deposits................................    40,253      29.56%      37,223      31.78%
Time deposits........................................    67,429      49.53%      58,021      49.54%
                                                       --------    -------     --------    -------
Total deposits.......................................  $136,148     100.00%    $117,130     100.00%
                                                       ========    =======     ========    =======

     Jumbo certificates ($100,000 and over) indicated above mature as follows:



                                                          AT MARCH 31,
                                                              1998
                                                         ---------------
                                                         (IN THOUSANDS)
Due three months or less...............................      $ 1,123
Due over three months to six months....................          422
Due over six months to one year........................        1,220
Due over one year......................................        9,235
     Total.............................................      -------
                                                             $12,000
                                                             =======



     The scheduled maturities of time deposits are as follows:



                                                      AT MARCH 31, 1998
                                                      -----------------
                                                       (IN THOUSANDS)
Due in one year or less.............................       $23,336
Due in more than one year less than three years.....        24,136
Due in more than three but less than five years.....        19,957
                                                           -------
     Total..........................................       $67,429
                                                           =======



     The following table sets for the net deposit flows of the Company during the periods indicated:



                                     FOR THREE MONTHS ENDED   FOR THREE MONTHS ENDED
                                         MARCH 31, 1998           MARCH 31, 1997
                                     ----------------------   ----------------------
                                                     (IN THOUSANDS)
Net increase before interest
  credited.........................         $ 9,697                   $3,211
Net credited.......................           1,456                    1,421
                                          ---------                 --------
     Net deposit increase..........         $11,153                   $4,632
                                          =========                 ========



     The following table indicates the daily average balances and weighted average interest rates paid on interest bearing deposits for the periods indicated:



                                                                    FOR THE THREE MONTHS ENDED
                                                                              MARCH 31,
                                             -------------------------------------------------------------------------
                                                           1998                                    1997
                                             ---------------------------------      ----------------------------------
                                             AVERAGE        % OF       AVERAGE      AVERAGE        % OF        AVERAGE
                                             BALANCE       TOTAL        YIELD       BALANCE        TOTAL        YIELD
                                             --------      ------      -------      --------      -------      -------
                                                                      (DOLLARS IN THOUSANDS)
Savings and NOW deposits...............      $ 10,848        8.36%     1.73%        $ 10,449        9.14%        1.91%
Money market deposits..................        37,873       29.19%     4.60%          36,282       31.75%        4.56%
Time deposits..........................        66,881       51.56%     5.72%          58,363       51.07%        5.57%
                                             --------      ------                   --------      ------
Total interest-bearing deposits........       115,602       89.11%                   105,094       91.96%
Non-interest bearing...................        14,123       10.89%                     9,196        8.04%
                                             --------      ------                   --------      ------
     Total.............................      $129,725      100.00%                  $114,290      100.00%
                                             ========      ======                   ========      ======



  Borrowings



     Advances from the Federal Home Loan Bank (the "FHLB"), securities sold under repurchase agreements and for investment and repurchase agreements offered to the Company's commercial deposit customers provide the Company with short-term and long-term sources of funds. FHLB advances have decreased from $24.711 million to $7.300 million at March 31, 1997 and March 31, 1998, respectively. Other borrowings have increased from $653,000 at March 31, 1997 to $2.782 million at March 31, 1998. It is the strategy of the Company to fund asset growth from its deposit base; however, the Company may, from time to time, borrow from wholesale sources of funds to fund such growth as market conditions warrant. As the Company shifts the balance sheet from long-term fixed rate investments to shorter term relationship assets, management expects the Company to become less dependent on wholesale sources of funds.

     Maturities and interest rates of advances from the FHLB were as follows (dollars in thousands):



                                               INTEREST      AT MARCH 31,      AT MARCH 31,
MATURITY                                         RATE            1998              1997
--------                                       --------      ------------      ------------
1997.....................................         6.00%        $    --           $ 1,300
1997.....................................         6.89%             --             5,000
1997.....................................         5.65%             --            18,411
1998.....................................         6.23%          2,300                --
2007.....................................         5.47%          5,000                --
                                                              --------          --------
Total....................................                      $ 7,300           $24,711
                                                              ========          ========



     At March 31, 1998, pursuant to a collateral agreement with the FHLB, advances are collateralized by the Company's FHLB stock and a blanket lien on the Company's qualifying first mortgage, one- to four-family residential loans.


  Interest Rate Sensitivity and Liquidity


     Asset and liability management is concerned with the timing and magnitude of repricing assets compared to liabilities. It is the objective of the Company to generate stable growth in net interest income and to attempt to control risks associated with interest rate movements. In general, management's strategy is to reduce the impact of changes in interest rates on its net interest income by maintaining a favorable match between the maturities or repricing dates of its interest-earning assets and interest-bearing liabilities. The Company's asset and liability management strategy is formulated and monitored by the Asset Liability Committee ("ALCO"), which is composed of senior officers of the Company, in accordance with policies approved by the Company's Board of Directors. ALCO meets regularly to review, among other things, the sensitivity of the Company's assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activity, maturities of investments, deposits and borrowing. ALCO also approves and establishes pricing and funding decisions with respect to the Company's overall asset and liability composition. ALCO reviews the Company's liquidity, cash flow flexibility, maturities of investments, deposits and borrowings, retail and institutional deposit activity, current market conditions and interest rates on both a local and national level.



     The interest rate sensitivity ("GAP") is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A GAP is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A GAP is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative GAP would tend to adversely affect net interest income, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates a negative GAP would tend to result in an increase in net interest income while a positive GAP would tend to affect net interest income adversely. While GAP is a useful measurement and contributes toward effective assets and liabilities management, it is difficult to predict the effect of changing interest rates solely on that measure. Different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions. Changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category.

     The following table sets forth an interest rate sensitivity analysis for the Company at March 31, 1998:


                                                   MORE
                                                   THAN          MORE
                                                  THREE        THAN SIX         MORE
                                                  MONTHS        MONTHS        THAN ONE          MORE
                                    THREE         TO SIX        TO ONE        YEAR TO           THAN
                                    MONTHS        MONTHS         YEAR        FIVE YEARS      FIVE YEARS       TOTAL
                                   --------      --------      --------      ----------      ----------      --------
                                                                 (DOLLARS IN THOUSANDS)
Loans (1), (2)...............      $ 41,324      $  7,149      $ 17,378       $ 21,446        $ 30,657       $117,954
Securities (3)...............         8,279           114         4,243         21,553           4,150         39,873
Interest bearing deposits....           452            --            --             --              --            452
                                   --------      --------      --------       --------        --------       --------
Total rate-sensitive
  assets.....................        50,055         7,263        21,621         42,999          34,807        158,279
                                   --------      --------      --------       --------        --------       --------
Deposit accounts(4):
Savings and NOW..............        12,879            --            --             --              --         12,879
Money market.................        40,253            --            --             --              --         40,253
Time deposits................         7,026         6,612         9,699         31,698          12,394         67,429
                                   --------      --------      --------       --------        --------       --------
Total deposit accounts.......        60,158         6,612         9,699         31,698          12,394        120,561
Other borrowings.............         5,082            --            --             --           5,000         10,082
                                   --------      --------      --------       --------        --------       --------
Total rate-sensitive
  liabilities................        65,240         6,612         9,699         31,698          17,394        130,643
                                   --------      --------      --------       --------        --------       --------
GAP..........................      $(15,185)     $    651      $ 11,922       $ 11,301        $ 17,413       $ 27,636
                                   ========      ========      ========       ========        ========       ========
Cumulative GAP...............      $(15,185)     $(14,534)     $ (2,612)      $  8,689        $ 26,102       $ 53,738
                                   ========      ========      ========       ========        ========       ========
Cumulative GAP/total
  assets.....................         (9.27%)       (8.87%)       (1.59%)         5.31%          15.94%         32.81%
                                   ========      ========      ========       ========        ========       ========



------------------
(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their contractual maturities.

(2) Includes nonaccrual loans and loans held for sale.

(3) Securities are scheduled according to their respective repricing and maturity dates.

(4) Savings, NOW and money market accounts are regarded as readily accessible withdrawable accounts. All other time accounts are scheduled according to their respective maturity dates.



     Shortcomings are inherent in any GAP analysis since certain assets and liabilities may not move proportionally as interest rates change.



  Liquidity



     Liquidity involves the Company's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate the Company on an ongoing basis. During the past three years, the Company's liquidity needs have been met primarily by financing activities through FHLB advances, growth in core deposits and other short term borrowing sources. In the Company's investing activities, highly liquid securities have provided flexibility in meeting the Company's cash needs. Access to purchased funds from correspondent banks is available and has been utilized to take advantage of investment opportunities.



     A Florida chartered commercial bank is required to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total nontransaction accounts less deposits of certain public funds. The liquidity reserve may consist of cash on hand, cash on demand with other correspondent banks and other investments and short-term marketable securities as determined by the rules of the Department, such as federal funds sold and United States government securities or securities guaranteed by the United States or agencies thereof. As of March 31, 1998 and March 31, 1997, the Bank had liquidity of approximately $34.344 million and $30.569 million, or approximately 25.23% and 26.12% of total deposits combined with borrowings, respectively. Management believes the Company has adequate resources to fund all of its commitments, that substantially all of its existing commitments will be funded within the next twelve months and, if so desired, that it can adjust the rates on certificates of deposit to retain deposits in a changing interest rate environment.

  Capital Resources



     Capital management consists of providing equity to support both current and future operations. The Company is subject to capital adequacy requirements imposed by the Federal Reserve Board and the Bank is subject to capital adequacy requirements imposed by the FDIC and the Department. Both the Federal Reserve Board and the FDIC have adopted risk-based capital requirements for assessing the capital adequacy of bank holding companies and banks. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.



     Bank regulatory authorities in the United States have issued risk-based capital standards by which all bank holding companies and banks are evaluated in terms of capital adequacy. The risk-based capital standards issued by the Federal Reserve Board apply to the Company. These guidelines relate a financial institution's capital to the risk profile of its assets. The risk-based capital standards require all financial institutions to have "Tier 1 capital" of at least 4.0% and "total risk-based" (Tier 1 and Tier 2) capital of at least 8.0% of total risk-adjusted assets. "Tier 1 capital" generally includes common shareholders' equity and qualifying perpetual preferred stock, together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles. "Tier 2 capital" may consist of a limited amount of intermediate term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."



     The Federal Reserve Board has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated assets ("leverage ratio") of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% to 5.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.



     Pursuant to Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. The Bank is subject to capital adequacy guidelines of the FDIC that are substantially similar to the Federal Reserve Board's guidelines. Also pursuant to FDICIA, the FDIC has promulgated regulations setting the levels at which an insured institution such as the Bank would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The Bank is classified "well capitalized" for purposes of the FDIC's prompt corrective action regulations.



     Shareholders' equity increased from $12.594 million at March 31, 1997 to $14.107 million at March 31, 1998, an increase of $1.513 million or 12.01%. This increase was primarily the result of net income of $983,000.



     The following table provides a comparison of the Company's leverage and risk-weighted capital ratios as of March 31, 1998 to the minimum and well-capitalized regulatory standards:



                                                      AT MARCH 31,   MINIMUM       WELL
                                                          1998       REQUIRED   CAPITALIZED
                                                      ------------   --------   -----------
Total Capital to Risk Weighted Assets...............     15.27%        3.00%        N/A
Tier I Capital to Risk Weighted Assets..............     14.34%        4.00%        N/A
Tier I Capital to Average Assets....................      9.38%        8.00%        N/A

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

OVERVIEW

     For the year ended December 31, 1997, the Company had consolidated net earnings of $914,000 or $.68 basic earnings per share ($.62 diluted earnings per share), compared to a consolidated net loss of $599,000 or $.52 basic and diluted loss per share for 1996. The consolidated net loss for the year ended December 31, 1996 included the effect of the SAIF special assessment of $926,000 before taxes ($581,000 after taxes). The consolidated net loss for the year ended December 31, 1995 was $627,000.


     At December 31, 1997, the Company had total consolidated assets of $147.840 million, a decrease of 2.26% over total assets of $151.258 million at December 31, 1996. During the year ended December 31, 1997 loans receivable increased $14.727 million (15.44%), while the Company's portfolio of securities declined $10.711 million (25.03%) to $32.079 million. The Company's deposits increased to $124.995 million as of December 31, 1997, from $112.498 million as of December 31, 1996, an 11.11% increase. Other borrowings, principally borrowings from the FHLB, were $6.191 million as of December 31, 1997, a decrease of $17.555 million (73.93%) from December 31, 1996.


     At December 31, 1996, the Company had total consolidated assets of $151.258 million, a decrease of 21.79% over total assets of $193.407 million at December 31, 1995. During the year ended December 31, 1996, loans receivable decreased $27.869 million (22.61%) to $95.369 million and the Company's portfolio of securities declined $5.752 million (11.85%) to $42.790 million. The Company's deposits decreased to $112.498 million at December 31, 1996 from $142.673 million at December 31, 1995. Other borrowings, principally borrowings from the FHLB, were $23.746 million at December 31, 1996, a decrease of $9.469 million (28.51%) from December 31, 1995.

RESULTS OF OPERATIONS

  Net Interest Income

     Net interest income represents the amount by which interest income on interest-earning assets, including loans and securities, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowings. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.


     Net Interest Income 1997 versus 1996. Net interest income for the year ended December 31, 1997 increased to $5.603 million from $ 4.570 million in 1996, an increase of $1.033 million or 22.60%. This resulted in a net interest margin of 3.93% and 3.19% and a net interest spread of 3.30% and 2.83% for the years ended December 31, 1997 and 1996, respectively. The increase in the net interest margin and net interest spread was primarily the result of a decrease in the cost of interest-bearing liabilities to 5.07% for 1997 from 5.67% for 1996.



     The increase in net interest income was driven almost exclusively by lower cost of interest-bearing liabilities, which decreased to $6.329 million in 1997, from $7.616 million in 1996 a decrease of $1.287 million or 16.90%. This improvement was caused by a more favorable mix of deposits. Lower costing average demand deposits, savings and NOW deposits and money market deposits grew by $1.557 million (15.87%), $1.743 million (20.42%) and $7.774 million (26.19%), respectively, from 1996 to 1997. This growth allowed the Company to reduce the levels of higher-costing time deposits and other borrowings by $7.415 million (10.95%) and $11.469 million (40.46%), respectively, from 1996 to 1997.
Management attributes this improvement to its success in developing more full-service banking relationships with its targeted business, professional and individual clients. This allowed the Company to replace borrowings and rate-driven time deposits with transaction deposit accounts. The increase in net interest income was also positively impacted by the increase in the ratio of average interest earning assets to average interest bearing liabilities which improved to 1.14 at December 31, 1997 from 1.07 at December 31, 1996. This resulted in a substantial decline in the level of non-interest earning assets to $8.609 million in 1997, from $15.127 million in 1996, a decrease of $6.518 million or 43.09%.



     Net Interest Income 1996 versus 1995. Net interest income for the year ended December 31, 1996 decreased to $4.570 million, from $4.771 million in 1995, a decrease of approximately $201,000 or 4.21%. This decline in net interest income was directly attributable to a substantial decline in the Company's average total assets, which decreased to $158.572 million from $200.897 million in 1995, a decrease of $42.325 million or 21.07%. During 1996, the Company embarked upon a program to use the proceeds from the decrease of average loans and securities, which declined $33.124 million (25.59%) and $10.977 million (21.09%), respectively, during 1996 to reduce higher costing time deposits. Time deposits averaged $67.688 million in 1996, as compared to $121.708 million in 1995, a decrease of $54.020 million or 44.38%. These changes in the balance sheet resulted in a net interest margin of 3.19% and 2.53% and a net interest spread of 2.83% and 2.25% for the years ended December 31, 1996 and 1995, respectively. The improved net interest margin and net spread was primarily the result of improved yields on interest earning assets, which were 8.50% for the year ended December 31, 1996 from 7.78% for the year ended December 31, 1995.


     The following table sets forth for the periods indicated, information regarding (i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest/dividend income; (iv) interest-rate spread; (v) net interest margin; and (vi) ratio of average interest-earning asset to average interest-bearing liabilities.


                                                                    YEAR ENDED DECEMBER 31,
                                ------------------------------------------------------------------------------------------------
                                             1997                             1996                             1995
                                ------------------------------   ------------------------------   ------------------------------
                                           INTEREST    AVERAGE              INTEREST    AVERAGE              INTEREST    AVERAGE
                                AVERAGE       AND      YIELD/    AVERAGE       AND      YIELD/    AVERAGE       AND      YIELD/
                                BALANCE    DIVIDENDS    RATE     BALANCE    DIVIDENDS    RATE     BALANCE    DIVIDENDS    RATE
                                --------   ---------   -------   --------   ---------   -------   --------   ---------   -------
                                                                     (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans......................   $102,315    $ 9,427      9.21%   $ 96,307    $ 9,001      9.35%   $129,431    $11,024      8.52%
  Securities.................     38,200      2,402      6.29      41,068      2,872      6.99      52,045      3,256      6.26
  Other interest-earning
    assets(1)................      2,085        103      4.94       6,070        313      5.16       7,416        410      5.53
                                --------    -------              --------    -------              --------    -------
  Total interest-earning
    assets...................    142,600     11,932      8.37     143,445     12,186      8.50     188,892     14,690      7.78
                                            -------                          -------                          -------
Noninterest-earning
  assets(2)..................      8,609                           15,127                           12,005
                                --------                         --------                         --------
Total assets.................   $151,209                         $158,572                         $200,897
                                ========                         ========                         ========
Interest-bearing liabilities:
  Savings and NOW deposits...     10,278        203      1.98       8,535        180      2.11       8,441        161      1.91
  Money-market deposits......     37,457      1,731      4.62      29,683      1,381      4.65      23,568      1,084      4.60
  Time deposits..............     60,273      3,434      5.70      67,688      4,253      6.28     121,708      6,987      5.74
  Other borrowings...........     16,879        961      5.69      28,348      1,802      6.36      25,749      1,687    6.55 ~
                                --------    -------              --------    -------              --------    -------
Total interest-bearing
  liabilities................    124,887      6,329      5.07     134,254      7,616      5.67     179,466      9,919      5.53
Demand deposits..............     11,369    -------                 9,812    -------                 3,545    -------
Noninterest-bearing
  liabilities................      1,971                            2,987                            5,371
Stockholders' equity.........     12,982                           11,519                           12,515
                                --------                         --------                         --------
  Total liabilities and
    stockholders' equity.....   $151,209                         $158,572                         $200,897
                                ========                         ========                         ========
Net interest income..........               $ 5,603                          $ 4,570                          $ 4,771
                                            =======                          =======                          =======
Interest-rate spread(3)......                            3.30%                            2.83%                            2.25%
                                                        =====                            =====                            =====
Net interest margin(4).......                            3.93%                            3.19%                            2.53%
                                                        =====                            =====                            =====
Ratio of average
  interest-earning assets to
  average interest-bearing
  liabilities................       1.14                             1.07                             1.05
                                ========                         ========                         ========


------------------

(1) Includes interest-bearing deposits, federal funds sold and securities purchased under agreements to resell.

(2) Includes nonaccrual loans.

(3) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.


(4) Net interest margin is net interest income dividend by average interest-earning assets.

     The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (change in rate multiplied by prior volume), (ii) changes in volume (change in volume multiplied by prior rate) and (iii) changes in rate-volume (change in rate multiplied by change in volume).



                                                                   YEAR ENDED DECEMBER 31,
                                                                        1997 VS. 1996
                                                             -----------------------------------
                                                                 INCREASE (DECREASE) DUE TO
                                                             -----------------------------------
                                                                                RATE/
                                                              RATE     VOLUME   VOLUME    TOTAL
                                                             -------   ------   ------   -------
                                                                       (IN THOUSANDS)
Interest earning assets:
  Loans....................................................  $  (128)  $ 562    $  (8)   $   426
  Securities...............................................     (289)   (201)      20       (470)
  Other interest-earning assets............................      (13)   (206)       9       (210)
                                                             -------   -----    -----    -------
     Total.................................................     (430)    155       21       (254)
                                                             -------   -----    -----    -------
Interest-bearing liabilities:
  Deposits:
     Savings and NOW deposits..............................      (11)     36       (2)        23
     Money-market deposits.................................       (9)    362       (3)       350
     Time deposits.........................................     (397)   (466)      44       (819)
  Other borrowings.........................................     (188)   (729)      76       (841)
                                                             -------   -----    -----    -------
     Total.................................................     (605)   (797)     115     (1,287)
                                                             -------   -----    -----    -------
Net change in net interest income..........................  $   175   $ 952    $ (94)   $ 1,033
                                                             =======   =====    =====    =======



                                                                  YEAR ENDED DECEMBER 31,
                                                                       1996 VS. 1995
                                                            ------------------------------------
                                                                 INCREASE (DECREASE) DUE TO
                                                            ------------------------------------
                                                                                RATE/
                                                             RATE     VOLUME    VOLUME    TOTAL
                                                            -------   -------   ------   -------
                                                                       (IN THOUSANDS)
Interest earning assets:
  Loans...................................................  $ 1,073   $(2,821)  $(275)   $(2,023)
  Securities..............................................      384      (687)    (81)      (384)
  Other interest-earning assets...........................      (28)      (74)      5        (97)
                                                            -------   -------   -----    -------
     Total................................................    1,429    (3,582)   (351)    (2,504)
                                                            -------   -------   -----    -------
Interest-bearing liabilities:
  Deposits:
     Savings and NOW deposits.............................       17         2       0         19
     Money-market deposits................................       13       281       3        297
     Time deposits........................................      660    (3,101)   (293)    (2,734)
  Other borrowings........................................      (50)      170      (5)       115
                                                            -------   -------   -----    -------
     Total................................................      640    (2,648)   (295)    (2,303)
                                                            -------   -------   -----    -------
Net change in net interest income.........................  $   789   $  (934)  $ (56)   $  (201)
                                                            =======   =======   =====    =======



Provision for Loan Losses


     The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. The provision decreased to $80,000 in 1997 from $185,000 in 1996, a decrease of $105,000 or 56.76%, reflecting improved portfolio quality. The provision decreased to $185,000 in 1996 from $336,000 in 1995, a decrease of $151,000 or 44.94%.


Noninterest Income


     Total noninterest income decreased to $1.412 million for the year ended December 31, 1997 from $2.434 million reported in 1996, a decrease of $1.022 million or 41.99%, principally due to a decrease in net gain on sale of loans and loan servicing rights to $508,000 in 1997 from $1.179 million in 1996, and $365,000 in earnings from a limited partnership during 1996, compared to no such amounts during the comparable period in 1997. This decrease was the result of management's focus on its three primary business lines, a shift away from the wholesale mortgage business and the sale of the limited partnership in late 1996. An increase in service charges on deposit accounts of $138,000 from the year ended December 31, 1996 to the year ended December 31, 1997, was the result of increased attention to relationship banking and core noninterest income opportunities. The increase in other noninterest income is partially related to additional product introductions such as merchant card services which will improve noninterest income going forward.

     Total noninterest income increased to $2.434 million in 1996 from $1.922 million in 1995, an increase of $512,000 or 26.64% primarily due to an increase in the net gain on sale of loans of $488,000 during the year ended December 31, 1996, when compared to 1995.

     The following table presents for the period indicated the major categories of noninterest income:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1997     1996     1995
                                                              ------   ------   ------
                                                                   (IN THOUSANDS)
Noninterest income:
  Service charges on deposit accounts.......................  $  502   $  364   $  315
  Gain on sale of loan servicing rights.....................      29      131      192
  Loan servicing fees.......................................      70      170      180
  Net gains from sale of loans..............................     479    1,048      560
  Net realized gains on sale of securities available for
     sale...................................................      29       91        1
  Equity in earnings of limited partnership.................      --      365      507
  Other.....................................................     303      265      167
                                                              ------   ------   ------
     Total noninterest income...............................  $1,412   $2,434   $1,922
                                                              ======   ======   ======


Noninterest Expense


     Total noninterest expense declined to $5.471 million for the year ended December 31, 1997 from $6.847 million for the year ended December 31, 1996, a decrease of $1.376 million or 20.10%. Salaries and employee benefits declined to $2.657 million in 1997, from $3.169 million in 1996, a decrease of $512,000 or 16.16%, reflecting the change in the business plan to reduce activities in mortgage banking, with its emphasis on origination and sales of mortgage loans. The remaining items in noninterest expense decreased to $2.814 million in 1997 from $3.678 million in 1996, a decrease of $864,000 or 23.49%, as a result of management's focus on all areas of expense to improve the Company's operating efficiency.

     Noninterest expense declined to $6.847 million for year ended December 31, 1996 from $7.360 million for the year ended December 31, 1995, a decrease of $513,000 or 6.97%, due primarily to reductions in other expenses. These reductions were related to amortized purchased servicing rights and expenses in the limited partnership which were eliminated in 1996.

     The following table presents for the periods indicated the major categories of noninterest expense:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1997     1996     1995
                                                              ------   ------   ------
                                                                   (IN THOUSANDS)
Noninterest expenses:
  Salaries and employee benefits............................  $2,657   $3,169   $3,165
  Occupancy expense.........................................   1,100    1,251    1,169
  Advertising and promotion.................................     257      142      226
  Loan servicing expense....................................      36      150       88
  Professional fees.........................................     157      286      225
  Federal deposit insurance premiums........................      82      283      390
  Data processing...........................................     403      428      275
  Other.....................................................     779    1,138    1,822
  Noninterest expenses before SAIF recapitalization
     assessment.............................................   5,471    6,847    7,360
  SAIF recapitalization assessment..........................      --      926       --
                                                              ------   ------   ------
  Total noninterest expenses................................  $5,471   $7,773   $7,360
                                                              ======   ======   ======


Provision (Credit) for Income Taxes


     The provision for income taxes increased to $550,000 in 1997 from a $355,000 credit during the year ended December 31, 1996. The effective tax rate increased to 37.57% during the year ended December 31, 1997 from 37.21% for the year ended December 31, 1996.

     The credit for income taxes decreased to $355,000 during the year ended December 31, 1996 from $376,000 during the year ended December 31, 1995, a decrease of $ 21,000 or 5.59%. The effective tax rate decreased to 37.21% for the year ended December 31, 1996 from 37.49% for the year ended December 31, 1995.

FINANCIAL CONDITION

  Loan Portfolio

     Total loans were $106.659 million at December 31, 1997, an increase of $14.734 million or l6.03% from $91.925 million at December 31, 1996. This increase is believed to be the result of the Company's increased focus on relationship banking, featuring professional, attentive and responsive service to customers' needs both in residential mortgage lending and commercial lending to middle market companies.

     The following table summarizes the loan portfolio of the Company by type of loan as of December 31, 1997, 1996, 1995, 1994 and 1993:

                                                                  AT DECEMBER 31,
                         -------------------------------------------------------------------------------------------------
                               1997                1996                1995                1994                1993
                         -----------------   -----------------   -----------------   -----------------   -----------------
                                     % OF                % OF                % OF                % OF                % OF
                          AMOUNT    TOTAL     AMOUNT    TOTAL     AMOUNT    TOTAL     AMOUNT    TOTAL     AMOUNT    TOTAL
                         --------   ------   --------   ------   --------   ------   --------   ------   --------   ------
                                                              (DOLLARS IN THOUSANDS)
Commercial.............  $ 19,832    18.59%  $ 16,711    18.18%  $ 15,401    14.49%  $ 11,645     9.34%  $  3,135     3.12%
Commercial real
  estate...............    17,628    16.53     10,894    11.85      2,572     2.42      2,097     1.69        922      .92
Residential real
  estate...............    61,827    57.97     60,716    66.05     86,971    81.80    110,005    88.26     96,093    95.54
Consumer...............     7,372     6.91      3,604     3.92      1,371     1.29        887      .71        428      .42
                         --------   ------   --------   ------   --------   ------   --------   ------   --------   ------
    Total loans........   106,659   100.00%    91,925   100.00%   106,315   100.00%   124,634   100.00%   100,578   100.00%
                                    ======              ======              ======              ======              ======
Less:
Deferred loan fees.....      (158)               (175)                (71)               (109)                (92)
Undisbursed portion of
  loans in process.....        --                  --                (727)               (949)             (2,921)
Allowance for loan
  losses...............      (848)               (777)               (840)               (528)               (382)
                         --------            --------            --------            --------            --------
    Loans, net.........  $105,653            $ 90,973            $104,677            $123,048            $ 97,183
                         ========            ========            ========            ========            ========

     The primary lending focus of the Company is on small and medium sized commercial, residential mortgage and consumer loans. A substantial portion of the Company's loan portfolio consists of single-family residential mortgage loans collateralized by owner-occupied properties located in the Company's market area. The Company offers a variety of mortgage loan products, with both fixed and adjustable rates. The loans are generally amortized over fifteen to thirty years, although such loans often remain outstanding for significantly shorter periods than their contractual terms.

     Loans collateralized by single-family residential real estate generally have been originated in amounts of no more than 80% of appraised value. For loans in amounts greater than 80% of appraised value, the Company generally requires mortgage insurance. For all such loans, the Company requires mortgage title insurance and hazard insurance. Of the mortgages originated, the Company generally retains mortgage loans with variable rates or where the borrower has a deposit relationship with the Company and sells longer term, fixed-rate, non-relationship loans.

     The Company offers a variety of commercial lending products including term loans, lines of credit and fixed asset loans, including real estate and equipment financing. A broad range of short- to medium-term commercial loans, both collateralized and uncollateralized, are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisitions of real estate and improvements) and the purchase of equipment. The purpose of the particular loan determines its structure.


     Generally, the Company's commercial loans are underwritten in the Company's primary market area on the basis of the borrower's ability to service such debt from income. As a general practice, the Company takes as collateral a lien on any available real estate, equipment or other assets. Working capital loans are primarily collateralized by short-term assets whereas term loans are primarily collateralized by long-term assets. While commercial business loans generally are made for shorter terms and at higher yields than one- to four-family residential loans, such loans generally involve a higher level of risk. The commercial loan risk of borrower default is greater than in owner-occupied residential property loans, since the collateral may be more difficult to liquidate and more likely to decline in value.


     The Company's commercial mortgage loans are secured by liens on real estate, typically have variable interest rates and amortize over a ten to fifteen year period with balloon payments due at the end of three to five years. In underwriting commercial mortgage loans, consideration is given to the property's operating history, future operating projections, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit checks, appraisals, a review of the financial condition of the borrower and generally full recourse to the owner.

     A number of the Company's commercial loans are underwritten under guidelines of the SBA loan guarantee programs. SBA loan originations were $2.878 million for 1997, $2.329 million for 1996 and $4.261 million for 1995.

     Consumer loans made by the Company include automobile loans, home improvement loans, home equity lines of credit, personal loans (collateralized and uncollateralized) and loans collateralized by deposit accounts. The terms of these loans typically range from 12 to 84 months and vary based on the nature of the collateral and size of the loan.

     Total loans decreased to $91.925 million at December 31, 1996, from $106.315 million at December 31, 1995, a decrease of $14.390 million, or 13.54%. The decrease was primarily the result of the shift away from the transaction orientation of mortgage banking to a relationship driven approach to the origination of loans. At December 31, 1996, residential real estate loans were $60.716 million or 66.05% of total loans as compared to $86.971 million or 81.80% of total loan outstandings at December 31, 1995.

     The following table reflects the contractual principal repayments of the Company's loan portfolio at December 31, 1997:

                                                                  RESIDENTIAL
                                                      CONSUMER     MORTGAGE     CONSUMER
                                                       LOANS         LOANS       LOANS      TOTAL
                                                     ----------   -----------   --------   --------
                                                                     (IN THOUSANDS)
Due within one year................................   $14,595       $   926      $2,734    $ 18,255
Due after one through five years...................    15,977           767       1,762      18,506
Due after five years...............................     6,888        60,134       2,876      69,898
                                                      -------       -------      ------    --------
     Total.........................................   $37,460       $61,827      $7,372    $106,659
                                                      =======       =======      ======    ========

     Of the $87.278 million in loans due after one year, 39.20% of such loans have fixed rates of interest and 60.80% have adjustable rates.

     The following table displays loan originations by type of loan and principal reductions during the periods indicated:

                                                          YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------------
                                           1997        1996        1995        1994        1993
                                         ---------   ---------   ---------   ---------   ---------
                                                              (IN THOUSANDS)
Originations:
  Commercial loans.....................  $  19,720   $   1,085   $     676   $   1,610   $   1,092
  Commercial real estate loans.........      8,360       3,205       1,214          --          --
  Residential real estate..............     10,507       7,480       5,528      35,436      40,662
  Consumer loans.......................      3,564       1,497         553         293          52
                                         ---------   ---------   ---------   ---------   ---------
     Total loans originated............     42,151      13,267       7,971      37,339      41,806
Principal reductions...................    (27,417)    (27,657)    (26,290)    (13,283)    (25,551)
                                         ---------   ---------   ---------   ---------   ---------
     Increase (decrease) in gross
       loans...........................  $  14,734   $ (14,390)  $ (18,319)  $  24,056   $  16,255
                                         =========   =========   =========   =========   =========

     The originations noted in the table above exclude originations of loans held for sale of $9.005 million, $51.533 million, and $55.650 million for periods ended December 31, 1997, 1996 and 1995, respectively.


Nonperforming Assets


     The Company has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. These procedures include low individual lending limits for officers, an independent credit analysis for all commercial credit relationships over $100,000, Management Loan Committee approval for all commercial credit relationships over $100,000, Board of Director Loan Committee approval for all commercial and for most residential credit relationships over $500,000, quality loan documentation and a periodic loan review by an independent consultant with considerable OCC experience. The Board of Directors reviews all new and renewed loans on a monthly basis. The Company also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that the Company's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit or general economic conditions.

     The Company generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. All loans past due 90 days, however, are placed on nonaccrual status, unless the loan is both well collateralized and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection.


     The Company has historically had strong asset quality, as evidenced by its low percentage of net charge-offs to average loans outstanding (an average of
 .07% over the last five years). See "-- Allowance for Loan Losses." Although nonperforming assets (nonaccrual loans and foreclosed real estate) at December 31, 1997 increased to $2.601 million from $1.737 million at December 31, 1996, this increase was primarily attributable to one residential real estate loan for $1.225 million where the original loan to value was less than 60%. The collateral is involved in a complex bankruptcy. A trustee has been appointed and was recently granted permission to retain a broker to sell the property. This action will accelerate the liquidation of the collateral and management expects a full recovery.

     The following table presents information regarding nonperforming assets at December 31, 1997, 1996, 1995, 1994 and 1993:

                                                                       AT DECEMBER 31,
                                                    ------------------------------------------------------
                                                     1997        1996        1995        1994        1993
                                                    ------      ------      ------      ------      ------
                                                                    (DOLLARS IN THOUSANDS)
Nonaccrual loans:
  Residential real estate loans...................  $1,918      $1,282      $1,573      $  932      $1,026
  Commercial real estate..........................      --          --         302          --          --
  Commercial loans................................     577         182         351          25          --
  Consumer loans and other........................       1           3          --          --           1
                                                    ------      ------      ------      ------      ------
     Total nonaccrual loans.......................   2,496       1,467       2,226         957       1,027
                                                    ------      ------      ------      ------      ------
     Total nonperforming loans....................   2,496       1,467       2,226         957       1,027
                                                    ------      ------      ------      ------      ------
     Total nonperforming loans to total loans.....    2.34%       1.60%       2.09%        .77%       1.02%
                                                    ======      ======      ======      ======      ======
Foreclosed real estate:
  Real estate acquired by foreclosure or deed in
    lieu of foreclosure...........................     105         270          --         127         145
                                                    ------      ------      ------      ------      ------
  Total nonperforming loans and foreclosed real
     estate.......................................  $2,601      $1,737      $2,226      $1,084      $1,172
                                                    ======      ======      ======      ======      ======
  Total nonperforming and foreclosed real estate
     to total assets..............................    1.76%       1.15%       1.15%        .54%        .72%
                                                    ======      ======      ======      ======      ======

     Interest income that would have been recorded under the original terms of nonaccrual loans and the interest income actually recognized are summarized below:


                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              1997   1996   1995   1994   1993
                                                              ----   ----   ----   ----   ----
                                                                       IN THOUSANDS)
Interest income that would have been recognized.............  $343   $200   $203   $117   $110
Interest income recognized..................................   123      3    103     28     19
                                                              ----   ----   ----   ----   ----
Interest income forgone.....................................  $220   $197   $100   $ 89   $ 91
                                                              ====   ====   ====   ====   ====



Allowance for Loan Losses



     The Company maintains an internally classified loan list which, along with the delinquency list of loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans classified as "substandard" are those loans with clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverability of the debt. At December 31, 1997, the Company had $134,000 of such loans, excluding loans on nonaccrual, of which one loan for $119,200 was upgraded to a performing asset within thirty days.


     Loans classified as "doubtful" are those loans which have characteristics similar to substandard loans but with an increased risk that a loss may occur, or at least a portion of the loan may require a charge-off if liquidated at present. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans include some loans that are delinquent at least 30 days or on nonaccrual status. Loans classified as "loss" are those loans which are in the process of being charged off. At December 31, 1997, the Company had four loans classified as doubtful with aggregate balances of $965,400. One loan carries an SBA guarantee in the amount of $609,400, reducing the Company's exposure to $356,000.

     In addition to the internally classified loan list and delinquency list of loans, the Company maintains a separate "watch list" which further aids the Company in monitoring loan portfolios. Watch list loans show warning elements where the present status portrays one or more deficiencies that require attention in the short term or where pertinent ratios of the loan have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. The Company reviews these loans to assist in assessing the adequacy of the allowance for loan losses. At December 31, 1997, the Company had four loans with aggregate balances of $796,000 on the watch list. Each of the four loans is guaranteed under SBA loan programs in an aggregate amount of $665,000, reducing the Company's exposure to $131,000.

     In order to determine the adequacy of the allowance for loan losses, management considers the risk classification or delinquency status of loans and other factors, such as collateral value, portfolio composition, trends in economic conditions and the financial strength of borrowers. Management establishes specific allowances for loans which management believes require reserves greater than those allocated according to their classification or delinquent status. An unallocated allowance is also established based on the Company's historical charge-off experience. The Company then charges to operations a provision for loan losses to maintain the allowance for loan losses at an adequate level determined by the foregoing analysis.


     For the year ended December 31, 1997, net loan charge-offs totaled $9,000 or .01% of average loans outstanding for the period, compared to $248,000 in net charge-offs or .25% of average loans outstanding for the year ended December 31, 1996. During the year ended December 31, 1997, the Company recorded a provision for loan losses of $80,000, compared to $185,000 for the year ended December 31, 1996. At December 31, 1997, the allowance totaled $848,000 or .80% of total loans resulting in an allowance to nonperforming loans of 33.97%.


     The following table sets forth information with respect to activity in the Bank's allowance for loan losses during the periods indicated:


                                                                                 YEAR ENDED DECEMBER 31,
                                                             ---------------------------------------------------------------
                                                               1997         1996          1995          1994          1993
                                                             --------      -------      --------      --------      --------
                                                                                 (DOLLARS IN THOUSANDS)
Average loans outstanding, net.........................      $102,315      $96,307      $129,431      $125,460      $114,552
                                                             ========      =======      ========      ========      ========
Allowance at beginning of year.........................           777          840           528           382           322
                                                             --------      -------      --------      --------      --------
Charge-offs:
  Residential real estate..............................            --           (2)          (27)          (51)          (66)
  Commercial real estate...............................           (48)        (238)           --            (2)           --
  Consumer loans.......................................           (10)          (8)           (2)           --            --
                                                             --------      -------      --------      --------      --------
    Total loans charged-off............................           (58)        (248)          (29)          (53)          (66)
Recoveries.............................................            49           --             5            10             6
                                                             --------      -------      --------      --------      --------
Net charge-offs........................................            (9)        (248)          (24)          (43)          (60)
Provision for loan losses charged to operating
  expenses.............................................            80          185           336            75           120
Amount attributable to Pointe Bank at acquisition......            --           --            --           114            --
                                                             --------      -------      --------      --------      --------
Allowance at end of year...............................      $    848      $   777      $    840      $    528      $    382
                                                             ========      =======      ========      ========      ========
Net charge-offs to average loans outstanding...........           .01%         .25%          .02%          .03%          .05%
                                                             ========      =======      ========      ========      ========
Allowance as a percent of total loans..................           .80%         .85%          .79%          .42%          .38%
                                                             ========      =======      ========      ========      ========
Allowance as a percent of nonperforming loans..........         33.97%       52.97%        37.74%        55.17%        37.20%
                                                             ========      =======      ========      ========      ========
  Total loans at end of year...........................      $106,659      $91,925      $106,315      $124,634      $100,578
                                                             ========      =======      ========      ========      ========

     The following table presents information regarding the Company's total allowance for loan losses as well as the allocation of such amounts to the various categories of loans:


                                                                    AT DECEMBER 31,
                           -------------------------------------------------------------------------------------------------
                                 1997                1996                1995                1994                1993
                           -----------------   -----------------   -----------------   -----------------   -----------------
                                      % OF                % OF                % OF                % OF                % OF
                                    LOANS TO            LOANS TO            LOANS TO            LOANS TO            LOANS TO
                                     TOTAL               TOTAL               TOTAL               TOTAL               TOTAL
                           AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS
                           ------   --------   ------   --------   ------   --------   ------   --------   ------   --------
                                                                (DOLLARS IN THOUSANDS)
Commercial loans........    $158      18.59%    $135      17.35%    $122      14.49%    $ 33       6.26%    $ 12       3.12%
Commercial real estate
  loans.................     140      16.53       88      11.31       20       2.42       25       4.77        3        .92
Residential real estate
  loans.................     492      57.97      525      67.60      687      81.80      466      88.26      365      95.53
Consumer loans..........      58       6.91       29       3.74       11       1.29        4        .71        2        .43
                            ----     ------     ----     ------     ----     ------     ----     ------     ----     ------
  Total allowance for
    loan losses.........    $848     100.00%    $777     100.00%    $840     100.00%    $528     100.00%    $382     100.00%
                            ====     ======     ====     ======     ====     ======     ====     ======     ====     ======


  Securities

     At December 31, 1997 securities totaled $32.079 million, from $42.790 million in 1996, a decrease of $10.711 million, or 25.03%. The decrease is a result of the Company's planned sale in 1997 of mortgage backed securities products and re-positioning into United States Treasury securities. During 1996, securities decreased to $42.790 million from $48.542 million at December 31, 1995, a decrease of $5.752 million or 11.85%. The yields on the securities portfolio were 6.29%, 6.99% and 6.26% for 1997, 1996 and 1995, respectively.


                                                                        AT DECEMBER 31,
                                                --------------------------------------------------------------
                                                      1997                   1996                   1995
                                                -----------------      -----------------      -----------------
                                                CARRYING    % OF       CARRYING    % OF       CARRYING    % OF
                                                 VALUE     TOTAL        VALUE     TOTAL        VALUE     TOTAL
                                                --------   ------      --------   ------      --------   ------
                                                (DOLLARS IN THOUSANDS)
U.S. Government agency securities.............  $ 1,253      3.91%     $ 2,311      5.40%     $ 3,295      6.79%
U.S. Treasury securities......................    9,039     28.18       11,497     26.87        3,027      6.24
Mortgage-backed securities....................   15,177     47.31       22,390     52.32       35,536     73.20
Mutual funds..................................    4,965     15.47        4,851     11.34        4,943     10.18
Other.........................................    1,645      5.13        1,741      4.07        1,741      3.59
                                                -------    ------      -------    ------      -------    ------
  Total.......................................  $32,079    100.00%     $42,790    100.00%     $48,542    100.00%
                                                =======    ======      =======    ======      =======    ======


     The following table sets forth, by maturity distribution, certain information pertaining to the securities portfolio:


                                                           AFTER ONE YEAR
                                     ONE YEAR OR LESS      TO FIVE YEARS       AFTER FIVE YEARS          TOTAL
                                    ------------------   ------------------   ------------------   ------------------
                                    CARRYING   AVERAGE   CARRYING   AVERAGE   CARRYING   AVERAGE   CARRYING   AVERAGE
                                     VALUE      YIELD     VALUE      YIELD     VALUE      YIELD     VALUE      YIELD
                                    --------   -------   --------   -------   --------   -------   --------   -------
                                                                 (DOLLARS IN THOUSANDS)
At December 31, 1997:
  U.S. Government agency
    securities....................  $    --       --%    $   779     8.45%    $   474     7.91%    $ 1,253     8.24%
  U.S. Treasury securities........       --       --       9,039     5.93          --       --       9,039     5.93
  Mortgage-backed securities......    7,328     6.45       3,080     6.30       4,769     5.92      15,177     6.25
  Mutual funds....................    4,965     6.94          --       --          --       --       4,965     6.94
  Other...........................       --       --          25     8.00       1,620     7.04       1,645     7.06
                                    -------              -------              -------              -------
    Total.........................  $12,293     6.65%    $12,923     6.17%    $ 6,863     6.12%    $32,079     6.36%
                                    =======              =======              =======              =======
At December 31, 1996:
  U.S. Government agency
    securities....................  $   983     7.77%    $   488     7.89%    $   840     7.45%    $ 2,311     7.78%
  U.S. Treasury securities........       --       --      11,497     5.65          --       --      11,497     5.65
  Mortgage-backed securities......   14,462     6.20       4,098     5.84       3,830     6.60      22,390     6.20
  Mutual funds....................    4,851     6.30          --       --          --       --       4,851     6.30
  Other...........................       --       --          25     7.88       1,716     7.08       1,741     7.09
                                    -------              -------              -------              -------
    Total.........................  $20,296     6.31%    $16,108     5.78%    $ 6,386     6.84%    $42,790     6.19%
                                    =======              =======              =======              =======

     The following table summarizes the carrying value and classification of securities as of the dates shown:


                                                     YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1997      1996      1995
                                                   -------   -------   -------
                                                         (IN THOUSANDS)
Available for Sale...............................  $22,745   $32,920   $38,065
Held to Maturity.................................    9,334     9,870    10,477
                                                   -------   -------   -------
  Total securities...............................  $32,079   $42,790   $48,542
                                                   =======   =======   =======



  Deposits



     Average total interest bearing deposits during 1997 increased to $108.008 million in 1997, from $105.906 million in 1996, an increase of $2.102 million or 1.98%. The increase was primarily attributed to the growth in the Company's transaction accounts as the Company became less dependent on certificates of deposit. In implementing its Strategic Plan, to restructure its deposit base the Company reduced its rates paid on certificates of deposits, which resulted in the non-renewal of higher costing time deposits, and total deposits declined to $112.498 million in 1996 from $142.673 million in 1995, a decrease of $30.175 million or 21.15%. Average interest bearing transaction balances at December 31, 1997 were $47.735 million as compared to $38.218 million in 1996 and $32.009 million in 1995. The Company's percentage of non-interest bearing demand deposits to average total deposits for years ending 1997, 1996 and 1995 were 9.52%, 8.48% and 2.25%, respectively, as the Company's emphasis changed to relationship banking.


     The following table shows the distribution of, and certain other information relating to, deposit accounts by type:


                                                                   AT DECEMBER 31,
                                        ---------------------------------------------------------------------
                                                1997                    1996                    1995
                                        ---------------------   ---------------------   ---------------------
                                        BALANCE    % OF TOTAL   BALANCE    % OF TOTAL   BALANCE    % OF TOTAL
                                        --------   ----------   --------   ----------   --------   ----------
                                                               (DOLLARS IN THOUSANDS)
Demand deposits.......................  $ 12,136       9.71%    $  9,386       8.34%    $  6,484       4.54%
Savings and NOW deposits..............     9,834       7.87%      11,324      10.07%       8,680       6.08%
Money-market deposits.................    38,326      30.66%      34,803      30.94%      27,470      19.25%
Time deposits.........................    64,699      51.76%      56,985      50.65%     100,039      70.13%
                                        --------     ------     --------     ------     --------     ------
  Total deposits......................  $124,995     100.00%    $112,498     100.00%    $142,673     100.00%
                                        ========     ======     ========     ======     ========     ======


     Jumbo certificates ($100,000 and over) included above mature as follows:


                                                    AT DECEMBER 31, 1997
                                                    --------------------
                                                       (IN THOUSANDS)
Due three months or less..........................        $ 1,558
Due over three months to six months...............          1,123
Due over six months to one year...................          1,640
Due over one year.................................          6,720
                                                          -------
  Total...........................................        $11,041
                                                          =======


     The scheduled maturities of time deposits are as follows:


                                                    AT DECEMBER 31, 1997
                                                    --------------------
                                                       (IN THOUSANDS)
Due in one year or less...........................        $32,999
Due in more than one but less than three years....         24,136
Due in more than three but less than five years...          7,564
                                                          -------
  Total...........................................        $64,699
                                                          =======

     The following table sets forth the net deposit flows of the Company during the periods indicated:


                                                            YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                         1997       1996        1995
                                                        -------   ---------   ---------
                                                                (IN THOUSANDS)
Net increase (decrease) before interest credited......  $ 6,849   $ (37,026)  $ (29,138)
Net credited..........................................    5,648       6,851       7,724
                                                        -------   ---------   ---------
Net deposit increase (decrease).......................  $12,497   $ (30,175)  $ (21,414)
                                                        =======   =========   =========


     The following table indicates the daily average balances and weighted average interest rates paid on interest bearing deposits for each of the three years ended December 31, 1997, 1996 and 1995:


                                                                 YEARS ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------------------------------
                                         1997                              1996                              1995
                            -------------------------------   -------------------------------   -------------------------------
                            AVERAGE                 AVERAGE   AVERAGE                 AVERAGE   AVERAGE                 AVERAGE
                            BALANCE    % OF TOTAL    YIELD    BALANCE    % OF TOTAL    YIELD    BALANCE    % OF TOTAL    YIELD
                            --------   ----------   -------   --------   ----------   -------   --------   ----------   -------
                                                                  (DOLLARS IN THOUSANDS)
Savings and NOW             $ 10,278       8.61%      1.98%   $  8,535       7.38%      2.11%   $  8,441       5.37%      1.91%
  deposits...............
Money market deposits....                 31.38%      4.62%     29,683      25.65%      4.65%     23,568      14.99%      4.60%
Time deposits............     60,273      50.49%      5.70%     67,688      58.49%      6.28%    121,708      77.39%      5.74%
                            --------     ------               --------     ------               --------     ------
Total interest-bearing
  deposits...............    108,008      90.48%      4.97%    105,906      91.52%      5.49%    153,717      97.75%      5.36%

Non-interest bearing.....     11,369       9.52%                 9,812       8.48%                 3,545       2.25%
                            --------     ------               --------     ------               --------     ------
Total....................   $119,377     100.00%              $115,718     100.00%              $157,262     100.00%
                            ========     ======               ========     ======               ========     ======


  Borrowings

     FHLB advances, securities sold under repurchase agreements and for investment and repurchase agreements offered to the Company's commercial deposit customers provide the Company with short-term and long-term sources of funds. FHLB advances have decreased from $27.190 million to $22.972 million to $4.400 million at years ended December 31, 1995, 1996 and 1997, respectively. Other borrowings have changed from $ 6.025 million to $774,000 to $1.791 million at years ended December 31, 1995, 1996 and 1997, respectively. It is the strategy of the Company to fund asset growth from its deposit base; however, the Company may, from time to time, borrow from wholesale sources of funds to fund such growth as market conditions warrant. As the Company shifts the balance sheet from long-term fixed rate investments to shorter term relationship assets, management expects the Company to become less dependent on wholesale sources of funds.

     Maturities and interest rates of advances from the FHLB were as follows (dollars in thousands):


                                                                           AT DECEMBER 31,
                                         INTEREST            --------------------------------------------
YEAR ENDED DECEMBER 31                     RATE               1997              1996               1995
----------------------                   --------            ------            -------            -------
1996.........................              6.76%             $   --            $    --            $ 8,000
1996.........................              6.25%                 --                 --              4,000
1996.........................              5.95%                 --                 --              5,000
1996.........................              5.93%                 --                 --              2,000
1996.........................              6.00%                 --                 --              4,500
1996.........................              5.77%                 --                 --              3,000
1996.........................              5.43%                 --                 --                690
1997.........................              5.44%                 --              5,000                 --
1997.........................              5.37%                 --              5,000                 --
1997.........................              6.95%                 --              1,672                 --
1997.........................              5.97%                 --              5,000                 --
1997.........................              6.00%                 --              1,300                 --
1997.........................              6.89%                 --              5,000                 --
1998.........................              6.50%              4,400                 --                 --
                                                             ------            -------            -------
Total........................                                $4,400            $22,972            $27,190
                                                             ======            =======            =======

     At December 31, 1997, pursuant to a collateral agreement with the FHLB, advances are collateralized by the Company's FHLB stock and a blanket lien on the Company's qualifying first mortgage, one- to four-family residential loans.


  Interest Rate Sensitivity and Liquidity


     The following table sets forth certain information relating to the Company's interest-earning assets and interest-bearing liabilities at December 31, 1997 that are estimated to mature or are scheduled to reprice within the period shown.


                                                        MORE
                                                        THAN       MORE       MORE
                                                       THREE     THAN SIX   THAN ONE
                                                       MONTHS     MONTHS    YEAR TO
                                            THREE      TO SIX     TO ONE      FIVE     MORE THAN
                                           MONTHS      MONTHS      YEAR      YEARS     FIVE YEARS    TOTAL
                                          ---------   --------   --------   --------   ----------   --------
                                                                (DOLLARS IN THOUSANDS)
Loans (1), (2)..........................  $  37,201   $ 10,857   $ 17,647   $20,552     $ 24,845    $111,102
Securities(3)...........................     10,936        570        787    12,923        6,863      32,079
Interest Bearing Deposits...............        303         --         --        --           --         303
                                          ---------   --------   --------   -------     --------    --------
  Total rate-sensitive assets...........     48,440     11,427     18,434    33,475       31,708     143,484
                                          ---------   --------   --------   -------     --------    --------
Deposit accounts (4):
  Savings and NOW.......................      9,834         --         --        --           --       9,834
  Money market..........................     38,326         --         --        --           --      38,326
  Time deposits.........................      9,664      7,026     16,309    31,700           --      64,699
                                          ---------   --------   --------   --------    --------    --------
Total deposit accounts..................     57,824      7,026     16,309    31,700           --     112,859
Other borrowings........................      6,191         --         --        --           --       6,191
                                          ---------   --------   --------   --------    --------    --------
  Total rate-sensitive liabilities......     64,015      7,026     16,309    31,700           --     119,050
                                          ---------   --------   --------   --------    --------    --------
Gap (repricing differences).............  $ (15,575)  $  4,401   $  2,125   $ 1,775     $ 31,708    $ 24,434
                                          =========   ========   ========   ========    ========    ========
Cumulative GAP..........................  $ (15,575)  $(11,174)  $ (9,049)  $(7,274)    $ 24,434
                                          =========   ========   ========   ========    ========
Cumulative GAP/total assets.............     (10.54)%    (7.56)%    (6.12)%   (4.92)%      16.53%
                                          =========   ========   ========   ========    ========


------------------

(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their contractual maturities.

(2) Includes nonaccrual loans and loans held for sale.

(3) Securities are scheduled according to their respective repricing and maturity dates.

(4) Savings, NOW and money market accounts are regarded as readily accessible withdrawable accounts. All other time accounts are scheduled according to their respective maturity dates.



     Shortcomings are inherent in any GAP analysis since certain assets and liabilities may not move proportionally as interest rates change. See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 1998 and 1997 -- Interest Rate Sensitivity and Liquidity" for a discussion of the Company's policies regarding asset and liability risk management.



  Liquidity


     As of December 31, 1997 and December 31, 1996, the Bank had liquidity of approximately $27.728 million and $38.768 million, or approximately 22.41% and 34.65% of total deposits combined with borrowings, respectively. Management believes the Company has adequate resources to fund all of its commitments, that substantially all of its existing commitments will be funded within the next twelve months and, if so desired, that it can adjust the rates on certificates of deposit to retain deposits in a changing interest rate environment.



     Shareholders' equity increased from $12.421 million at December 31, 1996 to $13.845 million at December 31, 1997, an increase of $1.424 million or 11.46%. This increase was primarily the result of net income of

$914,000, net preferred stock issuance of $228,000 and $190,000 in proceeds from the exercise of common stock options.


  Capital Resources


     The following table summarizes the regulatory capital requirements for the Company and the Company's risk-based and leverage capital ratios at year end for 1997 (dollars in thousands):

                                                                                             TO BE WELL
                                                                                             CAPITALIZED
                                                                                                UNDER
                                                                                               PROMPT
                                                                           FOR CAPITAL       CORRECTIVE
                                                                            ADEQUACY           ACTION
                                                           ACTUAL           PURPOSES         PROVISIONS:
                                                       ---------------   ---------------   ---------------
                                                       AMOUNT    RATIO   AMOUNT    RATIO   AMOUNT    RATIO
                                                       -------   -----   -------   -----   -------   -----
At December 31, 1997:
Total Capital (to Risk-Weighted Assets)..............  $14,565   16.02%  $ 7,227    8.00%  $ 9,033   10.00%
Tier I Capital (to Risk-Weighted Assets).............   13,718   15.09     3,613    4.00     5,420    6.00
Tier I Capital (to Average Assets)...................   13,718    9.10     6,030    4.00     7,537    5.00

CREDIT RISK

     The Bank's primary business is making commercial, business, consumer and real estate loans. That activity entails potential loan losses, the magnitude of which depends on a variety of economic factors affecting borrowers which are beyond the control of the Bank. While management has instituted underwriting guidelines and credit review procedures to protect the Bank from avoidable credit losses, some losses will inevitably occur.

MARKET RISK

     Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. To that end, management actively monitors and manages its interest rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 10 of Notes to Consolidated Financial Statements.

     The Company's primary objective in managing interest-rate risk is to minimize the adverse impact of changes in interest rates on the Bank's net interest income and capital, while adjusting the Company's asset-liability structure to obtain the maximum yield-cost spread on that structure. The Company relies primarily on its asset-liability structure to control interest rate risk. However, a sudden and substantial increase in interest rates may adversely impact the Company's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The Company does not engage in trading activities.

IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

                           REGULATION AND SUPERVISION

GENERAL

     As a one-bank holding company registered under the BHC, the Company is subject to regulation and supervision by the Federal Reserve Board. Under the BHC, the Company's activities are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries and engaging in any other activity that the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. As a state-chartered commercial bank, the Bank is subject to extensive regulation by the Department and the FDIC.

     The Company and the Bank are required to file reports with the Federal Reserve Board, the Department and the FDIC concerning their activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Federal Reserve Board, the Department and the FDIC to monitor the Company's and the Bank's compliance with the various regulatory requirements. Deposits held by the Bank are insured up to the applicable limits by the FDIC under the Bank Insurance Fund ("BIF"). The Bank is subject to regulation of the Federal Reserve Board and the Department with respect to reserves required to be maintained against transaction deposit accounts and certain other matters.

REGULATION OF THE COMPANY

     Acquisitions by Bank Holding Companies. The BHC prohibits bank holding companies such as the Company from acquiring direct or indirect control of more than 5% of any class of outstanding voting stock or acquiring substantially all of the assets of any bank or merging or consolidating with another bank holding company without prior approval of the Federal Reserve Board. Additionally, the BHC prohibits bank holding companies such as the Company from engaging in or from acquiring ownership or control of more than 5% of the outstanding voting stock of any company engaged in a non-banking business, unless such business is determined by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

     Transactions between the Bank and the Company. Sections 23A and 23B of the Federal Reserve Act (the "Act") restrict certain transactions between banks (and their subsidiaries) and companies affiliated with such institutions. Sections 23A and 23B generally define an "affiliate" as any company that controls or is under common control with an institution. Accordingly, the Company is an affiliate of the Bank for purposes of Sections 23A and 23B. Subsidiaries of a bank, however, are generally exempted from the definition of "affiliate."
Section 23A limits the aggregate amount of a bank's transactions restricted by
Section 23A with any individual affiliate to 10% of the capital and surplus of the bank and also limits the aggregate amount of such transactions of a bank with all affiliates to 20% of the capital and surplus of the bank. Certain transactions with affiliates, such as loans to affiliates or guarantees, acceptances and letters of credit issued by a bank on behalf of affiliates, are required to be collateralized by collateral in an amount and of a type described in the Act. The purchase by a bank of low quality assets from affiliates is generally prohibited. Section 23B provides that certain transactions of a bank with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with nonaffiliated companies. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards, that in good faith would be offered to or would apply to nonaffiliated companies.

     Support of Subsidiary Depository Institutions. Under Federal Reserve Board policy, the Company is expected to act as a source of financial strength and to commit resources to support the Bank. This support may be required at times when the Company might not be inclined to provide such support. In addition, any capital loans by a bank holding company to any of its subsidiary banks must be subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of that obligation will generally have priority over most other unsecured claims.

     Under the Federal Deposit Insurance Act ("FDIA"), a subsidiary bank of a bank holding company can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or a receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

     Control of a Bank Holding Company. The Change in Bank Control Act and the Federal Reserve Board's Regulation Y, require persons acting directly or indirectly or in concert with one or more persons to give the Federal Reserve Board 60 days written notice before acquiring control of a bank holding company. Under the regulation, control is defined as the ownership or control with the power to vote 25% or more of any class of voting securities of the bank holding company. The regulation also provides for a presumption of control if a person owns, controls, or holds with the power to vote 10% or more (but less than 25%) of any class of voting securities, and if (i) the bank holding company's securities are registered securities under Section 12 of the Securities and Exchange Act of 1934, as amended; or (ii) no other person owns a greater percentage of that class of voting securities.

REGULATION OF THE BANK

     General. From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Recent banking legislation, particularly the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), has broadened the regulatory powers of the federal bank regulatory agencies and restructured the nation's banking system.

     FDICIA revised sections of the FDIA affecting bank regulation, deposit insurance and provisions for funding of the BIF administered by the FDIC. FDICIA also revised bank regulatory structures embodied in several other federal banking statutes, strengthened the bank regulators' authority to intervene in cases of deterioration of a bank's capital level, placed limits on real estate lending and imposed detailed audit requirements.

     Prompt Corrective Action. A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to insured depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." FDICIA imposes progressively more restrictive constraints on operations, management, and capital distributions depending on the category in which an institution is classified. Pursuant to FDICIA, undercapitalized institutions must submit recapitalization plans to their respective federal bank regulatory agencies, and a company controlling a failing institution must guarantee such institution's compliance with its recapitalization plan in order for the plan to be accepted.

     The FDIC's prompt corrective action regulations define, among other things, the relevant capital measures for the five capital categories. For example, a bank is deemed to be "well-capitalized" if it has a total risk-based capital ratio (total capital to risk-weighted assets) of 10% or greater, a Tier I risk-based capital ratio (Tier I capital to risk-weighted assets) of 6% or greater, and a Tier I leverage capital ratio (Tier I capital to adjusted total assets) of 5% or greater, and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. A bank is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, and (generally) a Tier I leverage capital ratio of 4% or greater, and the bank does not meet the definition of a "well-capitalized" institution. A bank is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. In addition, the FDIC is authorized effectively to downgrade a bank to a lower capital category than the bank's capital ratios would otherwise indicate, based upon safety and soundness considerations (such as when the bank has received a less than satisfactory examination rating for certain of the CAMELS rating categories other than capital: i.e., Asset Quality, Management, Earnings or Liquidity). As a bank drops to lower capital levels, the extent of action to be taken by the appropriate regulator increases, restricting the types of transactions in which the bank may engage. The new capital standards are designed to bolster and protect the deposit insurance fund. The Bank is considered to be well capitalized as of March 31, 1998.

     Insurance on Deposit Accounts. FDICIA also provided for increased funding of the BIF. Under the FDIC's risk-based insurance premium assessment system, each bank whose deposits are insured by the BIF is assigned one of the nine risk classifications based upon certain capital and supervisory measures and, depending upon its classification, is assessed premiums. On November 14, 1995, the FDIC board of directors voted to lower the BIF premium range to zero from
 .27% effective January 1996. The rate schedule is subject to future adjustments by the FDIC. In addition, the FDIC has the authority to impose special assessments from time to time. As a result of the enactment of the Deposit Insurance Funds Act of 1996 on September 30, 1996, commercial banks are now required to pay part of the interest on the Financing Corporation's ("FICO") bonds issued to deal with the savings and loan crisis of the late 1980s. As a result, commercial bank deposits are now also subject to assessment by FICO ("FICO Assessment") upon the approval by the FDIC Board of such assessment. Beginning in 1997 and continuing until the earlier of December 31, 1999 or the date on which the last saving association ceases to exist, the assessment rate FICO imposes on a commercial bank must be at a rate equal to one-fifth the assessment rate applicable to deposits assessable by the SAIF. It is estimated that the annual assessment for BIF insured institutions will be approximately
1.2 cents per $100 of deposits, while SAIF insured institutions will pay 6.5 cents per $100 of deposits. These payments began in 1997 and run through 1999. Beginning in the year 2000 and continuing through the year 2017, banks and thrifts will each pay 2.43 cents per $100 of deposits. These assessments will be in addition to any regular deposit insurance assessments imposed by the FDIC under FDICIA. On September 30, 1996, President Clinton signed into law an act that contained a comprehensive approach to recapitalizing the SAIF and to assure the payment of the FICO bond obligations. Under this act, banks insured under the BIF are required to pay a portion of the interest due on bonds that were issued by FICO to support the Federal Savings and Loan Insurance Corporation in 1987. The BIF rate must equal one-fifth of the SAIF rate through year-end 1999, or until the insurance funds are merged, whichever occurs first. Thereafter, BIF and SAIF payers will be assessed pro rata for the FICO bond obligations. With regard to the assessment for the FICO obligation, the current BIF rate is .0126% of deposits and the SAIF rate is .0630% of deposits.


     After the merger of the Thrift into the Bank in April 1997, the Bank became an Oakar Bank, in that the Bank belonged to one insurance fund, the BIF, and the Thrift belonged to a secondary insurance fund, the SAIF. The result of the merger produced an adjusted attributed deposit amount (AADA) to the Bank. Approximately 63% of the total deposits are subjected to SAIF FICO premiums and the remaining 37% is subjected to BIF FICO premiums. At March 31, 1998, the blended FICO for the Bank was .0437%. The Bank's FICO Assessment for 1997 was $59,000, and the Bank believes it will be at least $59,000 for 1998.


     Standards for Safety and Soundness. FDICIA requires each federal banking agency to prescribe for all insured depository institutions and their holding companies, standards relating to internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, fees and benefits and such other operational and managerial standards as the agency deems appropriate. In addition, the federal banking agencies are required to prescribe by regulation standards specifying: (i) maximum classified assets to capital ratios; (ii) minimum earnings sufficient to absorb losses without impairing capital; (iii) to the extent feasible, a minimum ratio of market value to book value for publicly traded shares of depository institutions or the depository institution holding companies; and (iv) such other standards relating to asset quality, earnings and valuation as the agency deems appropriate. Finally, each federal banking agency is required to prescribe standards for employment contracts and other compensation arrangements of executive officers, employees, directors and principal shareholders of insured depository institutions that would prohibit compensation and benefits and other arrangements that are excessive or that could lead to a material financial loss for the institution. If an insured depository institution or its holding company fails to meet any of its standards described above, it will be required to submit to the appropriate federal banking agency a plan specifying the steps that will be taken to cure the deficiency. If an institution fails to submit an acceptable plan or fails to implement the plan, the appropriate federal banking agency will require the institution or holding company to correct the deficiency and, until corrected, may impose restrictions on the institution or the holding company including any of the restrictions applicable under the prompt corrective action provisions of FDICIA.

     FDICIA also requires each appropriate federal banking agency to adopt uniform regulations prescribing standards for extensions of credit secured by real estate or made for the purpose of financing the construction of improvements on real estate. In prescribing these standards, the federal banking agencies must consider the risk posed to the deposit insurance funds by real estate loans, the need for safe and sound operation of insured depository institutions and the availability of credit.

     Capital Requirements. The Federal Reserve Board and the FDIC have adopted capital regulations which establish a Tier 1 core capital definition and a minimum 3% leverage capital ratio requirement for the most highly-rated bank holding companies and state nonmember banks, respectively (i.e., those bank holding companies and state nonmember banks with a composite CAMELS rating of 1 under the Uniform Financial Institutions Rating System established by the Federal Financial Institutions Examination Council) that are not anticipating or experiencing significant growth. All other state nonmember banks are required to meet a minimum leverage ratio that is at least 100 to 200 basis points above 3%. A bank holding company or state nonmember bank that is not in the highest-rated category or that is anticipating or experiencing significant growth will have to meet a minimum leverage ratio of at least 4%.

     Under the applicable risk-based regulations, a bank holding company or state nonmember bank must classify its assets and certain off-balance sheet activities into categories and maintain specified levels of capital for each category. The least capital is required for the category deemed by the Federal Reserve Board and the FDIC to have the least risk, and the most capital is required for the category deemed by the Federal Reserve Board and the FDIC to have the greatest risk. The regulations require a bank holding company or state nonmember bank to have a total risk-based capital ratio of 8% and a Tier I risk-based capital ratio of 4%. Under the statement of policy, certain assets are required to be deducted from risk-based capital. Such assets include intangible assets, unconsolidated banking and finance subsidiaries, investments in securities subsidiaries, ineligible equity investments and reciprocal holding of capital instruments with other banks. In addition, the Federal Reserve Board or the FDIC may consider deducting other assets on a case-by-case basis or investments in other subsidiaries on a case-by-case basis or based on the general characteristics or functional nature of the subsidiaries.

     Loans to One Borrower. Florida law allows a state bank to extend credit to any one borrower in an amount up to 25% of its capital accounts, which are defined as unimpaired capital, surplus and undivided profits, provided that the unsecured portion may not exceed 15% of the capital accounts of the bank. The law permits exemptions for loans collateralized by accounts maintained with the Bank and for loans guaranteed by the SBA, the Federal Housing Administration and the Veterans Administration. The Bank is subject to these limits.

     Payment of Dividends. The primary source of income to the Company is dividends from the Bank. Under Florida law, a Florida chartered commercial bank may not pay cash dividends that would cause the bank's capital to fall below the minimum amount required by federal or Florida law. Otherwise, a commercial bank may pay a dividend out of the total of current net profits plus retained net profits of the preceding two years to the extent it deems expedient, except as described below. Twenty percent of the net profits in the preceding two-year period may not be paid in dividends, but must be retained to increase capital surplus until such surplus equals the amount of common and preferred stock issued and outstanding. In addition, no bank may pay a dividend at any time that net income in the current year when combined with retained net income from the preceding two years produces a loss. The ability of the Bank to pay dividends to the Company will depend in part on the FDIC capital requirements in effect at such time and the ability of the Bank to comply with such requirements.

     Brokered Deposits. In accordance with FDICIA, the FDIC has implemented restrictions on the acceptance of brokered deposits. In general, an "undercapitalized" institution may not accept, renew or roll over any brokered deposits. "Adequately capitalized" institutions may request a waiver from the FDIC to do so, while "well-capitalized" institutions may accept, renew or roll over such deposits without restriction. The rule requires registration of deposit brokers and imposes certain recordkeeping requirements. Institutions that are not "well-capitalized" (even if meeting minimum capital requirements) are subject to limits on rates of interest they may pay on brokered and other deposits.

     Liquidity. A state-chartered commercial bank is required under Florida law to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total nontransaction accounts, subject to certain restrictions. This reserve may consist of cash-on-hand, demand deposits due from correspondent banks, and other investments and short-term marketable securities.

     Community Reinvestment. Under the Community Reinvestment Act of 1977 (the "CRA"), as implemented by Federal Reserve Board and FDIC regulations, state nonmember banks have a continuing and affirmative obligation consistent with their safe and sound operation to help meet the credit needs of their entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community consistent with the CRA. The

CRA requires the FDIC, in connection with its examination of state nonmember banks, to assess an institution's record of meeting the credit needs of its communities and to take such record into account in its evaluation of certain applications by such institution to establish branches, merge or acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance records of the banks involved in the transaction are reviewed and taken into account by the Federal Reserve Board when considering applications to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction. Under the Bank's most recent CRA examination, conducted in October 1996, the Bank received a "satisfactory" rating from the FDIC.

     Interstate Banking. Effective September 29, 1995, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "RNA") permits adequately capitalized and managed bank holding companies to acquire control of banks in any state. Additionally, beginning on June 1, 1997, the RNA provides for banks to branch across state lines, although individual states were allowed to authorize interstate branches earlier or elect to opt-out entirely. The RNA authorizes de novo branching by an out-of-state bank only if expressly permitted by the laws of the host state. Florida has allowed bank holding companies from the southeastern United States to acquire banks in Florida since 1984, and in 1994 this was expanded to include bank holding companies from other parts of the United States as well. In 1996, Florida enacted legislation, effective as of June 1, 1997 which allows out-of-state banks to enter Florida by merging with an existing Florida-based bank, and thereafter to branch throughout the state, and also allows Florida-based banks to establish branches in other states by merging with out-of-state banks. Such legislation may further increase competition for the Bank by allowing large banks from other parts of the United States to operate directly in Florida.

     Department Assessment. State-chartered commercial banks are required by Department regulation to pay assessments to the Department to fund the operations of the Department. The general assessment, to be paid semi-annually, is computed based upon a bank's total assets, including consolidated subsidiaries, as reported in the bank's latest quarterly call report. The Bank is required to pay such assessments semi-annually.

     Reserve Requirements. Federal Reserve Board regulations require banks to maintain non interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves of 3% must be maintained against aggregate transaction accounts of $47.8 million or less (subject to adjustment by the Federal Reserve Board) and an initial reserve of $1.434 million plus 10% (subject to adjustment by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $47.8 million. The first $4.7 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements. Because required reserves must be maintained in the form of either vault cash, a noninterest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Board, interest-earning assets of the Bank are reduced.

FEDERAL SECURITIES LAWS

     The Company, in connection with this Offering, has filed with the Securities and Exchange Commission a registration statement under the Securities Act for the registration of the Company's Common Stock. The registration under the Securities Act of shares of the Common Stock issued in this Offering does not cover the resale of such shares. Shares of the Common Stock purchased by persons who are not affiliates of the Company may be resold without further registration. Shares purchased by an affiliate of the Company will be subject to the resale restrictions of Rule 144 under the Securities Act. If the Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including the holding period and those that require the affiliate's sale to be aggregated with those of certain other persons) may be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of the Company, or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks.

     The scope of regulation, supervision and permissible activities of the Company and the Bank is subject to change by future federal and state legislation.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY


     Information about the current directors and executive officers of the Company is set forth below. The Company's Board of Directors currently consists of seven members. Four of the Directors of the Company are also Directors of the Bank.



NAME                                                         POSITION                       AGE
----                                                         --------                       ---
Roberto Kassin....................      Chairman of the Company and Director of the Bank      47
Morris Massry.....................      Director of the Company and Chairman of the Bank      68
Timothy McGinn....................      Director and Vice-Chairman of the Company and the     49
                                        Bank
R. Carl Palmer, Jr................      Director and President and Chief Executive Officer    57
                                        of the Company and the Bank
Beverly P. Chambers...............      Senior Vice President of the Company and the Bank     47
Bradley R. Meredith...............      Senior Vice President and Chief Financial Officer     44
                                        of the Company and the Bank
Dennis Reed.......................      Senior Vice President of the Company and the Bank     54
Steven A. Elias...................      Director                                              51
D. Richard Mead, Jr...............      Director                                              67
Parker D. Thomson.................      Director                                              65


     Roberto Kassin. Mr. Kassin has been Chairman of the Board of the Company and a director of the Bank since 1994. He was a director of Pointe Federal in 1986 and Chairman in 1993. He has been President of American Land Management Group, Inc. since 1986 and President of Foreign Financial Investment, Inc. since 1979. Mr. Kassin is President of the Greater Miami Jewish Federation-Latin Division, Acting President of Aish H'Torah, and director of the Michael-Ann Russell Jewish Community Center. Mr. Kassin is a resident of Miami-Dade County.

     Morris Massry. Mr. Massry has been a director of the Company since 1994. He became a director of Flamingo Bank in 1988 and Chairman of the Board in 1989. Mr. Massry has been a partner in the real estate investment firm of Albert, Kirsch, Massry & Massry, in Albany, New York, since 1964. Mr. Massry serves as a director of the State University Foundation, a director and former Chairman of the Center for the Disabled, a director and former Chairman of The United Way, and a trustee of Russell Sage College, all in Albany, New York. Mr. Massry resides part of the year in Albany, New York and part of the year in Miami-Dade County.

     Timothy McGinn. Mr. McGinn became a director of the Company in 1994. He has been a director and Chairman of McGinn, Smith & Co., Inc., investment bankers and brokers, since 1980. Mr. McGinn serves as director and Chairman of Health Enterprises Management, Inc. and as a director of Same Day Surgery, Inc. Mr. McGinn resides in Albany, New York and has a home in Palm Beach County.

     R. Carl Palmer, Jr. Mr. Palmer joined the Company and Bank in 1995 as Chief Executive Officer, President and director. He began his banking career at Chemical Bank in New York in 1964. In 1979, he moved to south Florida as an Executive Vice President for Southeast Bank Banking Corporation, where he first became associated with Beverly Chambers and Dennis Reed. During his tenure at that bank with $17 billion in assets, he had responsibilities for business development, commercial banking and retail banking. From 1988 to 1991, he was President, Chief Operating Officer and director of Naples Federal Savings & Loan and NAFCO Financial Corporation. He became a Senior Associate with Martin W. Taplin & Associates, Inc., a real estate investment firm, in 1991. Mr. Palmer received an M.B.A. from Dartmouth College, Amos Tuck School and a J.D. from New York Law School. Mr. Palmer resides in Miami-Dade County.

     Beverly P. Chambers. Ms. Chambers joined the Company in 1995 with twenty-five years of banking experience and manages business banking, loan administration, marketing and human resources. Prior to joining the Company, she spent three years as a Senior Vice President and Manager of Private Banking for NationsBank of Florida. Prior to that position, Ms. Chambers was a Senior Vice President of Southeast Banking Corporation managing commercial banking, and private banking departments. Ms. Chambers resides in Broward County.

     Bradley R. Meredith. Mr. Meredith joined the Company in 1997, after eight years as Executive Vice President and Chief Financial Officer for First Family Financial Corporation in central Florida. The majority of his seventeen years of banking experience has been with community banks. Mr. Meredith graduated from DePaul University with a B.S. in Finance in 1982. Mr. Meredith resides in Palm Beach County.

     Dennis Reed. Mr. Reed joined the Company in 1996 with twenty-nine years of banking experience, primarily in operations, retail banking and residential mortgage lending. His most recent experience was five years as Senior Vice President of Bank Operations and Retail Lending with BancFlorida, FSB, preceded by six years as Senior Vice President of Bank Operations with Southeast Bank. Mr. Reed manages operations, retail banking and residential mortgage lending. Mr. Reed resides in south Florida.


     Steven A. Elias. Mr. Elias has been president of Steven Allan Elias & Associates, Inc., registered real estate brokers, since 1976. He has extensive knowledge of real estate in Miami-Dade, Broward and Palm Beach counties. Prior to forming his company, Mr. Elias was a manufacturer's representative for three and one half years. Mr. Elias graduated from the University of Miami in 1968, after which he joined the U.S. Coast Guard. He has been a resident of south Florida since 1953.



     D. Richard Mead, Jr. Mr. Mead retired from Southeast Banking Corporation as a Senior Vice President and manager of the Commercial Real Estate Division in 1991. From 1976 to 1991 he was also President and Chief Executive Officer of Southeast Mortgage Company. Prior to joining Southeast Bank, he was an officer of D. R. Mead & Co., a commercial mortgage banking firm, which was sold to Southeast Banking Corporation in 1970. Mr. Mead received his undergraduate degree from Duke University in 1950 and a graduate degree from Harvard Business School in 1954. He is currently a director and Chairman of the Audit Committee of Consolidated Paper Company. Mr. Mead resides in Miami-Dade County.



     Parker D. Thomson. Mr. Thomson is the Senior Partner of Thomson Muraro Razook & Hart, P.A., a law firm in Miami-Dade County, and has been a partner in such firm for the past five years. He was admitted to the Florida bar in 1961 and is a member of the bar of several federal courts, including the United States Supreme Court. He is a special Assistant Attorney General for the State of Florida and a member of the Florida Taxation and Budget Reform Commission. Mr. Thomson was Chairman of the Advocacy Center for Persons with Disabilities, Inc. from 1979 to 1997 and is now Chairman Emeritus, and was a member of the American Bar Association Commission on Mental and Physical Disability Law from 1991 to 1996. Mr. Thomson received an undergraduate degree from Princeton University and an LL.B. from Harvard University. He resides in Miami-Dade County.



     Directors are elected for three year terms, classified into Classes I, II, and III. Messrs. Massry and Thomson are Class I directors with terms of office expiring on the date of the Company's annual meeting of shareholders in 2001; Messrs. Elias and Mead are Class II directors with terms of office expiring on the date of the Company's annual meeting of shareholders in 1999; and Messrs. Kassin, McGinn and Palmer are Class III directors with terms of office expiring on the date of the Company's annual meeting of shareholders in 2000. Each officer of the Company is elected by the Board of Directors and holds office until his successor is duly elected and qualified or until his earlier death, resignation or removal.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

     The following table provides certain summary information regarding compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and President. No other executive officer received compensation for the fiscal year ended December 31, 1997 which exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                              ANNUAL COMPENSATION

                                                                                    OTHER          SECURITIES
                                                                                    ANNUAL         UNDERLYING
NAME AND PRINCIPAL POSITION                            YEAR      SALARY($)       COMPENSATION      OPTIONS(#)
---------------------------                            ----      ----------      ------------      ----------
                                                       1997       $202,000          $2,375           19,500
R. Carl Palmer, Jr. .............................      1996       $202,000          $1,775           30,000
  Chief Executive Officer and President                1995       $200,000              $0                0

     The amount shown for cash compensation does not include amounts expended for perquisites and other personal benefits, which in the aggregate do not exceed the lesser of $50,000 or 10% of the cash compensation reported for the executive named above.

     Consists of the Company's contribution to the Company's 401(k) Plan.

     The following table sets forth stock options exercised during 1997 by the executive officers, including the value realized upon exercise. In addition, this table describes the number of unexercised options and the value of unexercised in-the-money options at the end of the 1997 fiscal year.

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL-YEAR-END OPTION VALUES

                                                                           NUMBER OF
                                                                          SECURITIES         VALUE OF
                                                                          UNDERLYING        UNEXERCISED
                                                 SHARES                   UNEXERCISED      IN-THE-MONEY
                                                ACQUIRED                  OPTIONS AT        OPTIONS AT
                                                   ON         VALUE     FISCAL-YEAR-END   FISCAL-YEAR-END
                                                EXERCISE     REALIZED    EXERCISABLE/      EXERCISABLE/
NAME                                                #          ($)       UNEXERCISABLE     UNEXERCISABLE
----                                           -----------   --------   ---------------   ---------------
Beverly Chambers.............................       0           $0        4,378/5,522      $2,991/$3,774
Bradley R. Meredith..........................       0           $0          976/8,024      $  667/$5,483
R. Carl Palmer, Jr...........................       0           $0       41,070/8,430      $7,564/$5,761
Dennis Reed..................................       0           $0        1,632/5,868      $1,115/$4,010

     There is currently no trading market for the Company's Common Stock. The value of unexercised in-the-money options was calculated based on the difference between the book value per share at December 31, 1997 ($10.23) and the exercise price of the options. Book value per share is not necessarily indicative of the actual market value per share.

DIRECTOR COMPENSATION


     Directors who are not also employees receive annual retainers of $6,000 for serving on the board of directors of both the Company and the Bank. The Chairman of the Board of the Company receives an annual stipend of $10,000 and the Chairman of the Board of the Bank receives an annual stipend of $5,000. In addition, committee chairmen receive annual retainers of $3,000. Directors may elect to receive their retainers and stipends in the form of cash or a combination of cash, stock options and stock grants, the latter two of which are granted after the end of each year for the prior year's service. In addition, each non-employee director receives an annual stock option award and receives meeting fees of $100.00 per board meeting and $200.00 per committee meeting. For 1997, total cash payments to directors were $68,400 and the Company granted non-employee Directors five year stock options to purchase 17,313 shares at $10.03 per share.


EMPLOYEE STOCK OPTION PLANS


     The Company has two employee stock option plans. The 1994 Non-Statutory Stock Option Plan (the "1994 Plan") authorizes the issuance of up to 300,000 shares of common Stock pursuant to "non-qualified" options granted to key employees of the Company. These options to acquire the Company's Common Stock are granted for terms of five years. Option grant letters may contain vesting requirements. All options vest immediately upon a change in control of the Company. The options terminate upon the termination of the option holder's employment with the Company although the option agreement provides for one year extensions of the period of exerciseability of the options in the event of termination by retirement, disability or death. The purchase price of the shares is the fair market value per share of the Common Stock on the date of grant. In the absence of any arm's length trades in the three months preceding the date of grant, "fair market value per share" is the total equity available to holders of common stock divided by the total number of outstanding shares of common stock.



     At March 31, 1998, options to purchase 250,281 shares of Common Stock granted to 21 employees and non-employee directors were outstanding under the 1994 Plan, with per share exercise prices ranging from $9.55 to $10.52, 21,219 shares of Common Stock remained available for future grants, and 28,500 shares of Common Stock had been issued upon exercise of stock options.


     The following table sets forth information regarding stock options granted to executive officers during 1997.

OPTION GRANTS IN LAST FISCAL YEAR

                                                                    PERCENT OF
                                                    NUMBER OF      TOTAL OPTIONS
                                                    SECURITIES      GRANTED TO
                                                    UNDERLYING       EMPLOYEES     EXERCISE
                                                     OPTIONS         IN FISCAL       PRICE     EXPIRATION
NAME                                              GRANTED (#)(1)       YEAR        ($/SHARE)      DATE
----                                              --------------   -------------   ---------   ----------
Beverly Chambers................................       9,900           8.45%         $9.55     05/21/2002
Bradley R. Meredith.............................       9,000           7.68%         $9.55     05/21/2002
R. Carl Palmer, Jr..............................      19,500          16.65%         $9.55     05/21/2002
Dennis Reed.....................................       7,500           6.40%         $9.55     05/21/2002

------------------



(1) Granted under the 1994 Plan.



     The Company's shareholders adopted the 1998 Incentive Compensation and Stock Award Plan (the "1998 Plan") on April 27, 1998. The 1998 Plan authorizes the issuance of up to 200,000 shares of Common Stock under both "non-qualified" and "incentive stock" options and a variety of other stock-related awards. The 1998 Plan is intended to provide flexible terms to permit the Board of Directors (or any committee designated by the Board to administer the 1998 Plan) to enter into compensatory arrangements that promote the Board's compensation, goals and policies. No grants of stock or options have yet been made under the 1998 Plan.


THE DEFERRED COMPENSATION PLAN

     In 1993, the Company adopted a Deferred Compensation Plan (the "Plan") for certain directors. Under the Plan a portion of each participant's compensation can be deferred and the Company makes annual contributions, which are subject to an annual increase of 4%. Upon retirement, disability, death, or termination of service, the participant has the option to take a lump sum payment or receive monthly installments for a period of ten years. In 1997, the Company made contributions aggregating $21,889 to the Plan and participants deferred $12,091 in fees as contributions.

     At December 31, 1997 and 1996, approximately $118,000 and $177,000, respectively, were deferred and included in Other Liabilities on the Company's Consolidated Balance Sheet.

     During 1997, two directors received lump sum payments under the Plan and, in early 1998, one other director received a lump sum payment.

401(K) PLAN

     The Company has adopted a contributory profit sharing plan pursuant to Internal Revenue Code Section 401(k) covering substantially all employees (the "401(k) Plan"). Each year the Company determines, at its discretion, the amount of the Company's contributions to the 401(k) Plan. Expenses relating to the Company's contributions to the 401(k) Plan for 1997, 1996 and 1995 were approximately $1,000, $4,400 and $15,800, respectively.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth the beneficial ownership of the Company's Common Stock as of April 30, 1998, by (i) each director of the Company; (ii) each executive officer of the Company; (iii) all directors and executive officers as a group; and (iv) each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's Common Stock. All shares are owned directly unless otherwise indicated.



                                                                                           PERCENTAGE OF
                                                                                            COMMON STOCK
                                                                                       BENEFICIALLY OWNED(1)
                                                                                       ----------------------
                                                              NUMBER OF SHARES          BEFORE        AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                        BENEFICIALLY OWNED(1)      OFFERING      OFFERING
------------------------------------                        ---------------------      --------      --------
Roberto Kassin (2)....................................             272,407              17.89%        11.35%
21471 Highland Lakes Boulevard
North Miami, FL 33179
Morris Massry (3).....................................             215,008              14.12%         8.96%
Executive Park North
Stuyvesant Plaza
Albany, NY 12203
Timothy McGinn (4)....................................              27,740               1.82%         1.16%
15 Marion Avenue
Albany, NY 12203
R. Carl Palmer, Jr. (5)...............................              82,866               5.44%         3.45%
10231 East Bay Harbor Dr.
Apartment #6B
Bay Harbor, FL 33154
Beverly Chambers (6)..................................              20,548               1.35%          .86%
2633 Oakbrook Drive
Ft. Lauderdale, FL 33332
Bradley M. Meredith (7)...............................              19,015               1.25%          .79%
2302 N.W. 25th Way
Boca Raton, FL 33434
Dennis Reed (8).......................................              20,321               1.33%          .85%
2015 Timberline Drive
Naples, FL 34109
D. Richard Mead, Jr...................................               6,558                .43%          .27%
4990 S.W. 72nd Street
Unit 105
Miami, FL 33155
Steven A. Elias.......................................                  --                 --            --
115 N.W. 167 St., #300
North Miami Beach, FL 33169
Parker D. Thomson.....................................                  --                 --            --
1 S. E. 3rd Avenue
Miami, FL 33131
All directors and executive officers, as a group (10
  persons) (9)........................................             664,463              43.65%        27.70%


------------------

(1) The nature of reported beneficial ownership, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, is sole voting and investment power unless otherwise indicated. Common Stock ownership of the persons listed reflects, as indicated, shares of the Company's Common

    Stock that would be issued upon the exercise of options granted to such persons to acquire such Common Stock.



(2) Reflects 160,849 shares held jointly by Roberto Kassin and his wife; 15,624 shares held by Foreign Financial Investment, Inc., of which Mr. Kassin is president; 75,624 shares held by a trust for the benefit of Mr. Kassin's father-in-law, Leon Papu, the co-trustees of which are Mr. Kassin and his wife; and 14,192 shares that may be acquired by Mr. Kassin upon exercise of options.



(3) Reflects 62,969 shares owned by KAM, Inc., controlled by Mr. Massry; and 6,802 shares that may be acquired by Mr. Massry upon exercise of his options. Does not include 10,680 shares owned or controlled by Mr. Massry's family members.



(4) Reflects 6,420 shares held by McGinn, Smith & Co., Inc.; 456 shares owned by Mr. McGinn and his wife; 277 shares held by Kathleen McGinn; 242 shares held by Matthew McGinn; and 4,797 shares that may be acquired by Mr. McGinn upon the exercise of his options.



(5) Reflects 69,750 shares that may be acquired by Mr. Palmer upon exercise of his options.



(6) Reflects 19,350 shares that may be acquired by Ms. Chambers upon exercise of her options.



(7) Reflects 16,500 shares that may be acquired by Mr. Meredith upon exercise of his options.



(8) Reflects 15,000 shares that may be acquired by Mr. Reed upon exercise of his options.



(9) Includes an aggregate of 146,391 shares that may be acquired by the group upon the exercise of options.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     The Company, through the Bank, from time to time, makes loans and extends credit to certain of its directors and officers and their affiliates. The aggregate amount of loans to related parties at March 31, 1998 totaled approximately $737,000 or 5.22% of shareholders' equity.



     In addition, during 1997 the Bank had outstanding a line of credit to First American Railway, Inc. in the amount of $1,000,000. Mr. Raymond Monteleone, a director of the Company until January 1998, served as a director and president of First American Railway, Inc. until November 1997.



     All of the above loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.


                          DESCRIPTION OF CAPITAL STOCK


     Set forth below is a summary of all material terms and provisions of the Company's capital stock, which is qualified in its entirety by reference to the Company's Articles of Incorporation. A copy of the Articles of Incorporation has been attached as an exhibit to the Registration Statement of which this Prospectus forms a part, and is incorporated herein by reference.


     Under the Articles of Incorporation, the authorized but unissued and unreserved shares of the Company's capital stock will be available for issuance for general corporate purposes, including, but not limited to, possible stock dividends, future mergers or acquisitions, or private or public offerings. Except as may otherwise be required, shareholder approval will not be required for the issuance of those shares.


     The following table sets forth all classes of stock outstanding, and stock options held, as of April 30, 1998, as well as the amount of Common Stock which would be outstanding upon exercise of all outstanding options:



                                                                        SHARES OF          TOTAL SHARES
                                             SHARES AND OPTIONS        COMMON STOCK          ASSUMING
                                                OUTSTANDING          CONVERTIBLE INTO       CONVERSION
                                             ------------------      ----------------      ------------
Common Stock...........................          1,383,157                    --            1,383,157
Stock Options..........................            243,099               243,099              243,099
                                                 ---------               -------            ---------
  Total................................          1,626,256               243,099            1,626,256
                                                 =========               =======            =========



     The authorized capital stock of the Company consists of 5,000,000 shares of Common Stock, $.01 par value, of which 1,383,157 shares are presently issued and outstanding, and 1,000,000 shares of preferred stock, $.01 par value, none of which is outstanding. At April 30, 1998 there were approximately 214 holders of Common Stock.


COMMON STOCK

     Dividends. The holders of the Common Stock are entitled to dividends and other distributions if, as, and when declared by the Board of Directors out of assets legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holder of each share of Common Stock will be entitled to share equally in the distribution of the Company's assets. The holders of Common Stock are not entitled to the benefit of any sinking fund provision. The shares of Common Stock of the Company are not subject to any redemption provisions, nor are they convertible into any other security or property of the Company.

     Voting Rights. The holders of Common Stock are entitled to elect the members of the Board of Directors of the Company and such holders are entitled to vote as a class on all matters required or permitted to be submitted to the shareholders of the Company.


     Stock Options. The Company has two employee stock option plans. The 1994 Plan authorizes the issuance of up to 300,000 shares of Common Stock pursuant to "non-qualified" options granted to key employees of the Company. These options to acquire the Company's Common Stock are granted for terms of five years. Option grant letters may contain vesting requirements. All options vest immediately upon a change in control of the

Company. The options terminate upon the termination of the option holder's employment with the Company although the option agreement provides for one year extensions of the period of exerciseability of the options in the event of termination by retirement, disability or death. The purchase price of the shares is the fair market value per share of the Common Stock on the date of grant. In the absence of any arm's length trades in the three months preceding the date of grant, "fair market value per share" is the total equity available to holders of common stock divided by the total number of outstanding shares of common stock.



     At March 31, 1998, options to purchase 250,281 shares of Common Stock granted to 21 employees and non-employee directors were outstanding, with per share exercise prices ranging from $9.55 to $10.52, 21,219 shares of Common Stock remained available for future grants, and 28,500 shares of Common Stock had been issued upon exercise of stock options.



     The 1998 Plan authorizes the issuance of up to 200,000 shares of Common Stock under both "non-qualified" and "incentive stock" options and a variety of other stock-related awards. The 1998 Plan is intended to provide flexible terms to permit the Board of Directors (or any committee designated by the Board to administer the 1998 Plan) to enter into compensatory arrangements that promote the Board's compensation, goals and policies. No grants of stock or options have yet been made under the 1998 Plan.


PREFERRED STOCK


     The Company's Articles of Incorporation authorize the issuance, in series, of up to 1,000,000 shares of preferred stock and permits the Company's Board of Directors to establish the rights and preference of each of such series and to increase the number of shares in any of the series. The Company had issued a total of 56,026 shares of preferred stock, all of which shares were converted into Common Stock pursuant to their terms on April 3, 1998. There are no shares of preferred stock currently outstanding.


CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation and Bylaws, as well as certain provisions of Florida law, could have the effect of deterring takeovers. The Board of Directors believes that the provisions of the Company's Articles of Incorporation and Bylaws described below are prudent and in the best interests of the Company and its shareholders. Although these provisions may discourage a future takeover attempt in which shareholders might receive a premium for their shares over the then current market price and may make removal of incumbent management more difficult, the Board of Directors believes that the benefits of these provisions outweigh their possible disadvantages. Management is not aware of any current effort to effect a change in control of the Company. In addition, the Company has opted not to be governed by the affiliated transactions and control-share acquisitions sections of the Florida Business Corporation Act.

     Directors. The Board of Directors is divided into three classes of directors serving staggered three-year terms. Vacancies on the Board may be filled for the remainder of the unexpired term by a majority vote of the directors then in office. The maximum number of members of the Company's Board of Directors is 12.

     Shareholders entitled to vote may nominate persons for election as directors only if written notice is given not later than (i) with respect to an annual meeting, 60 days in advance of the meeting, and (ii) with respect to a special meeting, the close of business on the seventh day following the date on which notice of the meeting is first given.

     Cumulative Voting. Shareholders may not cumulate their votes in the election of directors.

     Capital Structure. The Board of Directors may authorize for issuance various series of Preferred Stock with different voting rights. The Board of Directors is authorized to establish the rights and preferences of such stock and issue such shares, subject to shareholder approval in certain circumstances.

LIMITED LIABILITY AND INDEMNIFICATION

     Under the Florida Business Corporation Act (the "FBCA"), a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act unless (i) the director breached or failed to perform his duties as a director and (ii) a director's breach of, or failure to perform, those duties constitutes (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (3) a circumstance under which an unlawful distribution is made, (4) in a proceeding by or in the right of the corporation to produce a judgement in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct, or (5) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnity him against such liability under the FBCA.

     Article X of the Articles of Incorporation of the Company provides that the Company shall indemnify and may insure its officers and directors to the fullest extent permitted by law.

TRANSFER AGENT

     The Company's transfer agent is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon consummation of this Offering, the Company will have 2,252,722 shares of Common Stock outstanding (2,383,157 shares if the over-allotment option granted to the Underwriters is exercised in full). Of these shares, the 869,565 shares sold in this Offering (1,000,000 shares if the over-allotment option is exercised in full), together with 812,728 shares previously registered in connection with the Company's acquisition of the Bank and the Thrift, will be freely transferable without restriction or registration under the Securities Act, unless purchased by persons deemed to be "affiliates" (as that term is defined under the Securities Act) of the Company. The remaining 570,429 shares of Common Stock to be outstanding immediately following the Offering may only be sold in the public market if such shares are registered under the Securities Act or sold in accordance with Rule 144 promulgated under the Securities Act.



     In general, under Rule 144 a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned his shares for one year may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 22,527 shares immediately after this Offering, 23,831 if the over-allotment option is exercised in full) or (ii) the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale by such person and who has beneficially owned his shares for at least two years may sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Shares properly sold in reliance upon Rule 144 are thereafter freely tradable without restrictions or registration under the Securities Act, unless thereafter held by an "affiliate" of the Company.



     The Company has reserved an aggregate of 500,000 shares of Common Stock for issuance pursuant to the 1994 Plan and the 1998 Plan (collectively, the "Plans"). The Company intends to register eligible shares of Common Stock issuable upon the exercise of options under the Plans on Form S-8 following this offering. Subject to restrictions imposed pursuant to the Plans, such eligible shares of Common Stock issued pursuant to the Plans after the effective date of any Registration Statement on Form S-8 will be available for sale in the public market without restriction to the extent they are held by persons who are not affiliates of the Company. See "Management -- Employee Stock Option Plans."


     Prior to this Offering, there has been no trading market for the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares pursuant to Rule 144 or otherwise will have on the market price prevailing from time to time. Sales of substantial amounts of the Common Stock in the public market following this Offering could adversely affect the then prevailing market price. The Company and its executive officers, directors and certain of the Company's existing shareholders are agreeing that they will not sell or otherwise transfer any shares of Common Stock for 180 days after this Offering without the prior written consent of the Representatives. See "Risk Factors' Shares Eligible for Future Sale" and "Underwriting."

                                  UNDERWRITING

     Subject to the terms and conditions of the Purchase Agreement between the Company and the underwriters named below (the "Underwriters"), for whom Keefe, Bruyette & Woods, Inc. and McGinn, Smith & Co., Inc. are acting as representatives (the "Representatives"), the Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts set forth on the cover page of this Prospectus.

                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Keefe, Bruyette & Woods, Inc................................
McGinn, Smith & Co., Inc....................................
  Total.....................................................

     The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all such shares of Common Stock if any of such shares are purchased. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $ per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.


     Pursuant to the Purchase Agreement, the Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 130,435 additional shares of Common Stock at the public offering price, less the underwriting discounts set forth on the cover page of this Prospectus, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.


     The Company, each of its directors and executive officers, and certain of the shareholders of the Company have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters, except that the Company may issue shares of Common Stock upon the exercise of currently outstanding options. See "Risk Factors -- Shares Eligible for Future Sale."

     The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell a greater aggregate number of shares of Common Stock than is set forth on the cover page of this Prospectus, the Underwriters may reduce the short position by purchasing shares of Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase Common Stock in the open market to reduce the selling group members' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares of Common Stock as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor the Representatives make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Representatives make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives of the Underwriters. Among the factors considered in such negotiations were prevailing market and general economic conditions, the market capitalizations, trading histories and stages of development of other traded companies that the Company and the Representatives of the Underwriters believed to be comparable to the Company, the results of operations of the Company in recent periods, the current financial position of the Company, estimates of the business potential of the Company and the present state of the Company's development and the availability for sale in the market of a significant number of shares of Common Stock. Additionally, consideration has been given to the general status of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offering was made.

     Timothy McGinn is the Chairman of the Board of McGinn, Smith & Co., Inc. He has also served as a director of the Company since 1994 and is a shareholder of the Company. See "Management -- Directors and Executive Officers of the Company."

     Application has been made for quotation of the Common Stock on Nasdaq.

                                 LEGAL MATTERS


     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Stuzin and Camner, P.A., 550 Biltmore Way, Suite 700, Coral Gables, Florida 33134, counsel to the Company. Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Underwriters by Brown & Wood LLP.


                                    EXPERTS

     The consolidated financial statements of the Company and subsidiaries at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included elsewhere in the Registration Statement have been included in reliance upon the report of Hacker, Johnson, Cohen & Grieb PA, independent certified public accountants, given upon the authority of said firm as experts in accounting and auditing matters.

                             AVAILABLE INFORMATION

     Prior to the Offering, the Company has not been required to file reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Company has filed with the Commission a Registration Statement on Form SB-2 (together with all exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the registration of the shares offered by this Prospectus. This Prospectus does not contain all of the information set forth in such Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the shares offered by this Prospectus and related matters, reference is made to such Registration Statement, including the exhibits filed as a part thereof. Each statement in this Prospectus referring to a document filed as an exhibit to such Registration Statement is qualified by reference to the exhibit for a complete statement of its terms and conditions.

     The Registration Statement filed by the Company can be inspected and copies at the public reference facilities maintained by the Commission at its Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site that contains registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web Site is http://www.sec.gov. Copies of exhibits may also be obtained by written request addressed to: Bradley R. Meredith, Chief Financial Officer, 21845 Powerline Road, Boca Raton, Florida 33433.

     The Company intends to furnish annual reports to its shareholders which will contain audited financial statements and quarterly reports which will contain unaudited financial statements. In addition, the Company will be required, under section 15(d) of the Exchange Act, to file annual and quarterly reports with the Commission. Copies of such reports will be available to the Company's shareholders.

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                 PAGE
                                                                 ----
CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report................................      F-2

Consolidated Balance Sheets, At March 31, 1998 (unaudited)
  and At December 31, 1997 and 1996.........................      F-3

Consolidated Statements of Operations for the Three Months
  Ended March 31, 1998 and 1997 (unaudited) and the Years
  Ended December 31, 1997, 1996 and 1995....................      F-4

Consolidated Statements of Comprehensive Income for the
  Three Months Ended March 31, 1998 and 1997 (unaudited) and
  the Years Ended December 31, 1997, 1996 and 1995..........      F-5

Consolidated Statements of Stockholders' Equity for the
  Three Months Ended March 31, 1998 (unaudited) and the
  Years Ended December 31, 1997, 1996 and 1995..............      F-6

Consolidated Statements of Cash Flows for the Three Months
  Ended March 31, 1998 and 1997 (unaudited) and the Years
  Ended December 31, 1997, 1996 and 1995....................   F-7 - F-8

Notes to Consolidated Financial Statements for the Three
  Months Ended March 31, 1998 and 1997 (unaudited) and the
  Years Ended December 31, 1997, 1996 and 1995..............  F-9 - F-29


     All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements and related notes.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Pointe Financial Corporation
Boca Raton, Florida:

We have audited the consolidated balance sheets of Pointe Financial Corporation and Subsidiaries (the "Company") at December 31, 1997 and 1996, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

HACKER, JOHNSON, COHEN & GRIEB PA
Tampa, Florida
February 14, 1998

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  AT
                                                               MARCH 31,      AT DECEMBER 31,
                                                              -----------   -------------------
                                                                 1998         1997       1996
                                                              -----------   --------   --------
                                                              (UNAUDITED)
                           ASSETS
Cash and due from banks.....................................   $  3,365     $  2,272   $  2,861
Interest bearing deposits with banks........................        452          303      3,802
                                                               --------     --------   --------
      Total cash and cash equivalents.......................      3,817        2,575      6,663
Securities available for sale...............................     30,604       22,745     32,920
Securities held to maturity (market value of $7,609
  (unaudited) in 1998, $7,478 in 1997 and $7,879 in 1996)...      7,735        7,764      8,204
Loans receivable, net of allowance for loan losses of $913
  (unaudited) in 1998, $848 in 1997 and $777 in 1996........    112,756      105,653     90,973
Loans held for sale.........................................      4,134        4,443      4,396
Accrued interest receivable.................................      1,059        1,027      1,181
Premises and equipment, net.................................      1,135        1,225      1,275
Restricted securities:
  Federal Home Loan Bank stock..............................      1,235        1,271      1,555
  Federal Reserve Bank stock................................        299          299        111
Foreclosed real estate......................................        128          105        270
Deferred income tax asset...................................        263          224        621
Other assets................................................        605          509      3,089
                                                               --------     --------   --------
      Total.................................................   $163,770     $147,840   $151,258
                                                               ========     ========   ========

            LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Demand deposits...........................................     15,587       12,136      9,386
  Savings and NOW deposits..................................     12,879        9,834     11,324
  Money-market deposits.....................................     40,253       38,326     34,803
  Time deposits.............................................     67,429       64,699     56,985
                                                               --------     --------   --------
      Total deposits........................................    136,148      124,995    112,498
  Official checks...........................................      1,605        1,320      1,263
  Advances from Federal Home Loan Bank......................      7,300        4,400     22,972
  Other borrowings..........................................      2,782        1,791        774
  Accrued interest payable..................................        657          673        953
  Advance payments by borrowers for taxes and insurance.....        689          333         30
  Other liabilities.........................................        482          483        347
                                                               --------     --------   --------
      Total liabilities.....................................    149,663      133,995    138,837
                                                               --------     --------   --------
Commitments and contingencies (Notes 5, 9 and 10)
Stockholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
    authorized, 60,000 shares designated as Series A,
    convertible and cumulative, 56,026 (unaudited), 54,116
    and 39,250 shares issued and outstanding (aggregate
    liquidation value $1,121 (unaudited), $1,082 and
    $785)...................................................          1            1          1
  Common stock, $.01 par value, 5,000,000 shares authorized;
    1,249,949 (unaudited), 831,728 and 812,728 shares issued
    and outstanding.........................................         12            8          8
  Additional paid-in capital................................     10,992       10,935     10,452
  Retained earnings.........................................      3,313        3,039      2,206
  Accumulated other comprehensive income, unrealized loss on securities available for sale, net of taxes of $119
    (unaudited) in 1998, $83 in 1997 and $146 in 1996.......       (211)        (138)      (246)
                                                               --------     --------   --------
      Total stockholders' equity............................     14,107       13,845     12,421
                                                               --------     --------   --------
      Total.................................................   $163,770     $147,840   $151,258
                                                               ========     ========   ========

          See Accompanying Notes to Consolidated Financial Statements.

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                     THREE
                                                                  MONTHS ENDED
                                                                   MARCH 31,               YEAR ENDED DECEMBER 31,
                                                               ------------------      -------------------------------
                                                                1998        1997        1997        1996        1995
                                                               ------      ------      ------      ------      -------
                                                                  (UNAUDITED)
Interest income:
  Loans receivable.......................................      $2,498      $2,247      $9,427      $9,001      $11,024
  Securities available for sale..........................         401         543       1,892       2,330        1,759
  Securities held to maturity............................         116         141         510         542        1,497
  Other interest earning assets..........................           7          34         103         313          410
                                                               ------      ------      ------      ------      -------
      Total interest income..............................       3,022       2,965      11,932      12,186       14,690
                                                               ------      ------      ------      ------      -------
Interest expense:
  Deposits...............................................       1,440       1,277       5,368       5,814        8,232
  Borrowings.............................................         101         302         961       1,802        1,687
                                                               ------      ------      ------      ------      -------
      Total interest expense.............................       1,541       1,579       6,329       7,616        9,919
                                                               ------      ------      ------      ------      -------
Net interest income......................................       1,481       1,386       5,603       4,570        4,771
      Provision for loan losses..........................          65          11          80         185          336
                                                               ------      ------      ------      ------      -------
Net interest income after provision for loan losses......       1,416       1,375       5,523       4,385        4,435
                                                               ------      ------      ------      ------      -------
Noninterest income:
  Service charges on deposit accounts....................         195         112         502         364          315
  Gain on sale of loan servicing rights..................          --          --          29         131          192
  Loan servicing fees....................................          16          21          70         170          180
  Net gains from sale of loans...........................          69          95         479       1,048          560
  Net realized gains on sale of securities available for
    sale.................................................           2           4          29          91            1
  Equity in earnings of limited partnership..............          --          --          --         365          507
  Other..................................................          82          92         303         265          167
                                                               ------      ------      ------      ------      -------
      Total noninterest income...........................         364         324       1,412       2,434        1,922
                                                               ------      ------      ------      ------      -------
Noninterest expenses:
  Salaries and employee benefits.........................         701         699       2,657       3,169        3,165
  Occupancy expense......................................         260         284       1,100       1,251        1,169
  Advertising and promotion..............................          59          51         257         142          226
  Loan servicing expense.................................          --           6          36         150           88
  Professional fees......................................          24          --         157         286          225
  Federal deposit insurance premiums.....................          14          11          82         283          390
  Data processing........................................          70         108         403         428          275
  Other..................................................         180         169         779       1,138        1,822
                                                               ------      ------      ------      ------      -------
      Noninterest expenses before SAIF
         recapitalization assessment.....................       1,308       1,328       5,471       6,847        7,360
  SAIF recapitalization assessment.......................          --          --          --         926           --
                                                               ------      ------      ------      ------      -------
      Total noninterest expenses.........................       1,308       1,328       5,471       7,773        7,360
                                                               ------      ------      ------      ------      -------
      Earnings (loss) before income taxes (benefit)......         472         371       1,464        (954)      (1,003)
Income taxes (benefit)...................................         171         139         550        (355)        (376)
                                                               ------      ------      ------      ------      -------
      Net earnings (loss)................................      $  301      $  232      $  914      $ (599)     $  (627)
                                                               ======      ======      ======      ======      =======
Earnings (loss) per share:
  Basic..................................................      $  .22      $  .19      $  .68      $ (.52)     $  (.51)
                                                               ======      ======      ======      ======      =======
  Diluted................................................      $  .20      $  .18      $  .62      $ (.52)     $  (.51)
                                                               ======      ======      ======      ======      =======


          See Accompanying Notes to Consolidated Financial Statements.

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                 (IN THOUSANDS)

                                                             THREE
                                                          MONTHS ENDED
                                                           MARCH 31,      YEAR ENDED DECEMBER 31,
                                                          ------------   -------------------------
                                                          1998   1997     1997      1996     1995
                                                          ----   -----   -------   ------   ------
                                                          (UNAUDITED)
Net earnings (loss).....................................  $301   $ 232   $  914    $(599)   $(627)

Other comprehensive income -- Change in unrealized
  losses arising during period, net of tax (benefit) of
  $(36) and $(60) for the three months ended March 31,
  1998 and 1997 (unaudited), and $63, $(122) and $312
  for the years ended December 31, 1997, 1996 and
  1995..................................................   (73)   (128)     108     (196)     625
                                                          ----   -----   ------    -----    -----

Comprehensive income....................................  $228   $ 104   $1,022    $(795)   $  (2)
                                                          ====   =====   ======    =====    =====

          See Accompanying Notes to Consolidated Financial Statements

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                    ACCUMULATED
                                                                                       OTHER
                                                                                   COMPREHENSIVE
                                                                                      INCOME,
                                                                                    UNREALIZED
                                                                                      LOSS ON
                                    CONVERTIBLE            ADDITIONAL               SECURITIES         TOTAL
                                     PREFERRED    COMMON    PAID-IN     RETAINED     AVAILABLE     STOCKHOLDERS'
                                       STOCK      STOCK     CAPITAL     EARNINGS     FOR SALE         EQUITY
                                    -----------   ------   ----------   --------   -------------   -------------
Balance at December 31, 1994......      $--        $ 8      $ 9,716      $3,467        $(675)         $12,516
Net loss..........................       --         --           --        (627)          --             (627)
Other comprehensive income........       --         --           --          --          625              625
                                        ---        ---      -------      ------        -----          -------
Balance at December 31, 1995......       --          8        9,716       2,840          (50)          12,514
Sale of preferred stock net of
  offering costs..................        1         --          736          --           --              737
Cash dividends declared on
  preferred stock.................       --         --           --         (35)          --              (35)
Net loss..........................       --         --           --        (599)          --             (599)
Other comprehensive income........       --         --           --          --         (196)            (196)
                                        ---        ---      -------      ------        -----          -------
Balance at December 31, 1996......        1          8       10,452       2,206         (246)          12,421
To adjust 1996 preferred dividend
  for portion paid in preferred
  stock (1,398 shares)............       --         --           27          --           --               27
Cash dividends on preferred
  stock...........................       --         --           --         (16)          --              (16)
Stock dividends on preferred stock
  (3,218 shares)..................       --         --           65         (65)          --               --
Proceeds from issuance of
  preferred stock, net of offering
  costs (10,250 shares)...........       --         --          201          --           --              201
Common stock options exercised
  (19,000 shares).................       --         --          190          --           --              190
Net earnings......................       --         --           --         914           --              914
Other comprehensive income........       --         --           --          --          108              108
                                        ---        ---      -------      ------        -----          -------
Balance at December 31, 1997......        1          8       10,935       3,039         (138)          13,845
Three-for-two stock split (415,828
  shares) (unaudited).............       --          4           (4)         --           --               --
Stock dividends on preferred stock
  (1,410 shares) (unaudited)......       --         --           27         (27)          --               --
Proceeds from issuance of common
  stock, net of offering costs
  (2,393 shares) (unaudited)......       --         --           24          --           --               24
Proceeds from issuance of
  preferred stock, net of offering
  costs (500 shares)
  (unaudited).....................       --         --           10          --           --               10
Other comprehensive income
  (unaudited).....................       --         --           --          --          (73)             (73)
Net earnings (unaudited)..........       --         --           --         301           --              301
                                        ---        ---      -------      ------        -----          -------
Balance at March 31, 1998
  (unaudited).....................      $ 1        $12      $10,992      $3,313        $(211)         $14,107
                                        ===        ===      =======      ======        =====          =======

          See Accompanying Notes to Consolidated Financial Statements

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              THREE
                                                           MONTHS ENDED
                                                            MARCH 31,           YEAR ENDED DECEMBER 31,
                                                        ------------------   ------------------------------
                                                          1998      1997       1997       1996       1995
                                                        --------   -------   --------   --------   --------
                                                           (UNAUDITED)
Cash flows from operating activities:
  Net earnings (loss).................................  $    301   $   232   $    914   $   (599)  $   (627)
  Adjustments to reconcile net earnings (loss) to net
    cash provided by (used in) operating activities:
      Provision for loan losses.......................        65        11         80        185        336
      Depreciation and amortization...................        97        91        414        555        536
      Provision (credit) for deferred income taxes....       (39)      139        334       (355)      (376)
      (Increase) decrease in other assets.............       (60)      364      2,580       (224)       590
      Equity in earnings of limited partnership.......        --        --         --       (365)      (507)
      Gain on sale of securities available for sale...        (2)       (4)       (29)       (91)        (1)
      Gain on sale of loans and loan servicing
         rights.......................................       (69)      (95)      (508)    (1,179)      (752)
      Originations of loans held for sale.............      (401)   (1,187)    (9,005)   (51,533)   (55,650)
      Proceeds from sale of loans held for sale.......       779     1,712      9,437     66,746     44,346
      Increase (decrease) in official checks..........       285      (366)        57       (755)      (997)
      (Decrease) increase in accrued interest
         payable......................................       (16)     (144)      (280)    (1,037)       508
      (Decrease) increase in other liabilities........        (1)     (302)       132       (215)      (563)
      (Increase) decrease in accrued interest
         receivable...................................       (32)       34        154          1       (109)
      Net amortization of fees, premiums, discounts
         and other....................................       (26)      (24)      (134)       156        177
                                                        --------   -------   --------   --------   --------
         Net cash provided by (used in) operating
           activities.................................       881       461      4,146     11,290    (13,089)
                                                        --------   -------   --------   --------   --------
Cash flows from investing activities:
  Purchase of securities available for sale...........   (18,564)   (4,073)    (5,098)   (19,539)    (4,711)
  Purchase of securities held to maturity.............      (100)       --         --         --         --
  Proceeds from sale of available-for-sale
    securities........................................     9,549       504     13,578     20,157      8,852
  Purchase of premises and equipment, net.............        (7)       (2)      (364)      (221)      (555)
  Principal repayments on securities available for
    sale..............................................        43       341      1,029      2,036      2,826
  Principal repayments on securities held to
    maturity..........................................       132        75        440        608         --
  Proceeds from sale of limited partnership...........        --        --         --      5,872         --
  Net (increase) decrease in loans....................    (7,261)   (3,753)   (14,816)    13,331     18,423
  Net proceeds from sale of foreclosed real estate....        99       194        253         --        243
  Investment in limited partnership...................        --        --         --         --       (462)
  Maturities of securities available for sale.........     1,000     1,000      1,000      2,264         --
  Net decrease in restricted securities...............        36        --         96         --         --
                                                        --------   -------   --------   --------   --------
         Net cash (used in) provided by investing
           activities.................................   (15,073)   (5,714)    (3,882)    24,508     24,616
                                                        --------   -------   --------   --------   --------
Cash flows from financing activities:
  Net increase in demand, savings, NOW and
    money-market deposits.............................     8,423     3,596      4,783     12,879      8,169
  Net increase (decrease) in time deposits............     2,730     1,036      7,714    (43,054)   (29,583)
  Net increase (decrease) in advances from Federal
    Home Loan Bank....................................     2,900     1,739    (18,572)    (4,218)    17,000
  Net increase (decrease) in other borrowings.........       991      (121)     1,017     (5,251)    (1,788)
  Decrease in federal funds purchased.................        --        --         --         --       (800)
  Increase (decrease) in advance payments by borrowers
    for taxes and insurance...........................       356        75        303       (440)      (170)
  Proceeds from issuance of preferred stock net of
    offering costs....................................        10        69        201        737         --
  Proceeds from issuance of common stock..............        24        --        190         --         --
  Cash dividends paid on preferred stock..............        --        --         12         --         --
                                                        --------   -------   --------   --------   --------
         Net cash provided by (used in) financing
           activities.................................    15,434     6,394     (4,352)   (39,347)    (7,172)
                                                        --------   -------   --------   --------   --------
         Net increase (decrease) in cash and cash
           equivalents................................     1,242     1,141     (4,088)    (3,549)     4,355
Cash and cash equivalents at beginning of period......     2,575     6,663      6,663     10,212      5,857
                                                        --------   -------   --------   --------   --------
Cash and cash equivalents at end of period............  $  3,817   $ 7,804   $  2,575   $  6,663   $ 10,212
                                                        ========   =======   ========   ========   ========

                                                                     (continued)

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

                                 (IN THOUSANDS)

                                                              THREE
                                                           MONTHS ENDED
                                                            MARCH 31,           YEAR ENDED DECEMBER 31,
                                                        ------------------   ------------------------------
                                                          1998      1997       1997       1996       1995
                                                        --------   -------   --------   --------   --------
                                                           (UNAUDITED)
Supplemental disclosure of cash flow information:
  Cash paid (received) during the period for:
    Interest..........................................  $  1,557   $ 1,723   $  6,609   $  8,653   $  9,411
                                                        ========   =======   ========   ========   ========
    Income taxes......................................  $     --   $   (53)  $    160   $    200   $    179
                                                        ========   =======   ========   ========   ========
  Noncash transactions:
    Reclassification of loans receivable to foreclosed
      real estate.....................................  $    122   $    57   $    156   $    270   $    102
                                                        ========   =======   ========   ========   ========
    Reclassification of foreclosed real estate to
      loans receivable................................  $     --   $    68   $     68   $     --   $     --
                                                        ========   =======   ========   ========   ========
    Accumulated other comprehensive income, change in
      unrealized loss on securities available for
      sale............................................  $    (73)  $  (128)  $    108   $   (196)  $    625
                                                        ========   =======   ========   ========   ========
    Dividend payable on preferred stock...............  $     --   $    --   $      4   $     35   $     --
                                                        ========   =======   ========   ========   ========
    Stock dividends paid on preferred stock...........  $     27   $    --   $     65   $     --   $     --
                                                        ========   =======   ========   ========   ========
    Conversion of mortgage loans to mortgage-backed
      securities......................................  $     --   $    --   $     --   $     --   $  3,214
                                                        ========   =======   ========   ========   ========

          See Accompanying Notes to Consolidated Financial Statements.

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General. The accompanying consolidated financial statements at March 31, 1998 and for the three-month periods ended March 31, 1998 and 1997 are unaudited; however, in the opinion of management, all adjustments necessary for the fair presentation of the consolidated financial statements have been included. All such adjustments are of a normal recurring nature. The results for the three months ended March 31, 1998 are not necessarily indicative of the results which may be expected for the entire year.

     Pointe Financial Corporation (the "Holding Company") was formed in September 1993 and received approval from the appropriate authorities to become both a savings and loan holding company and a bank holding company. Prior to April 14, 1997, the Holding Company owned 100% of Pointe Federal Savings Bank ("Pointe Federal"), a federally-chartered thrift, Pointe Bank (the "Bank"), a state-chartered commercial bank, and Pointe Financial Services, Inc. (collectively the "Company"). On April 14, 1997, Pointe Federal was merged into the Bank. The Bank provides a wide range of community banking services to small and middle-market businesses and individuals through its three banking offices located in Broward, Dade and Palm Beach counties, Florida. Pointe Financial Services, Inc. is an inactive subsidiary.

     Basis of Presentation. The accompanying consolidated financial statements include the Holding Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices within the banking industry. The following summarizes the more significant of these policies and practices.

     Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Securities. The Company may classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

     Loans Held for Sale. Loans held for sale are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to earnings. At March 31, 1998 (unaudited), December 31, 1997 and 1996 the book value of loans held for sale approximated market value in the aggregate.

     Loan origination fees and direct loan origination costs are deferred until the related loan is sold, at which time the net fees are included in the gain on sale of loans in the consolidated statements of operations.

     Loans Receivable. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES -- (CONTINUED)

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

     The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

     The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

     Investment in Limited Partnership. The Company accounted for its investment in a limited partnership by the equity method. In accordance with this method, the Company included its share of partnership's earnings or losses in the determination of the Company's net earnings or loss and adjusted its recorded investment in the partnership by a corresponding amount. Distributions from the partnership reduced the Company's recorded investment. This investment was sold in 1996.

     Foreclosed Real Estate. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in the consolidated statements of operations.

     Premises and Equipment. Premises, furniture, fixtures, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed by the straight-line method.

     Income Taxes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     Stock-Based Compensation. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123") establishes a "fair value" based method of accounting for stock-based compensation plans and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"). The Company has elected to follow Opinion 25 and related interpretations in accounting for its employee stock options. Statement 123 requires the disclosure of proforma net earnings and earnings per share determined as if the Company accounted for its employee stock options under the fair value method of that Statement.

     Earnings (Loss) Per Share. Earnings (loss) per share ("EPS") of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. For purposes of calculating diluted EPS, because there is no active trading market for the Company's common stock, the average book value per share was used. For 1996 and 1995, outstanding stock options were not dilutive due to the net loss incurred by the Company. The weighted-average number of shares outstanding for 1996 and 1995 was 1,219,092 shares and the net loss used in the computation of basic EPS was $634,000 in 1996 which takes into effect the dividend

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES -- (CONTINUED)

declared on the preferred stock. There was no outstanding preferred stock in 1995. All per share amounts reflect the three-for-two stock split declared in February, 1998 (dollars in thousands, except per share amounts).

                                          FOR THE THREE MONTHS ENDED MARCH 31,                           FOR THE
                              -------------------------------------------------------------      YEAR ENDED DECEMBER 31,
                                          1998                            1997                            1997
                              -----------------------------   -----------------------------   -----------------------------
                                         WEIGHTED     PER                WEIGHTED     PER                WEIGHTED     PER
                                          AVERAGE    SHARE                AVERAGE    SHARE                AVERAGE    SHARE
                              EARNINGS    SHARES     AMOUNT   EARNINGS    SHARES     AMOUNT   EARNINGS    SHARES     AMOUNT
                              --------   ---------   ------   --------   ---------   ------   --------   ---------   ------
                                                       (UNAUDITED)
Basic EPS:
  Net earnings..............    $301                            $232                            $914
  Less preferred stock
    dividends...............     (27)                             --                             (81)
                                ----                            ----                            ----
  Net earnings available to
    common stockholders.....     274     1,249,949    $.22       232     1,219,050    $.19       833     1,224,441    $.68
                                                      ====                            ====                            ====
Effect of dilutive
  securities-
  Incremental shares from
    assumed exercise of
    options.................                 3,040                           5,415                             435
  Incremental shares from
    assumed conversion of
    preferred stock.........               126,059                          95,963                         121,761
                                         ---------                       ---------                       ---------
Diluted EPS:
  Net earnings available to
    common stockholders and
    assumed conversions.....    $274     1,379,048    $.20      $232     1,320,428    $.18      $833     1,346,637    $.62
                                ====     =========    ====      ====     =========    ====      ====     =========    ====

     Off-Balance-Sheet Financial Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitment to extend credit, unused lines of credit and stand-by-letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

     Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

     Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

     Securities Available for Sale and Held to Maturity. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Restricted Securities. Book value for these securities approximates their fair value.

     Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Accrued Interest Receivable.  Book value approximates fair value.

     Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES -- (CONTINUED)

interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

     Advertising.  The Company expenses all advertising as incurred.

(2) SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY

     Securities have been classified according to management's intent. The carrying amount of securities and their approximate fair values are summarized as follows (in thousands):

                                                                     GROSS        GROSS
                                                       AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                         COST        GAINS        LOSSES      VALUE
                                                       ---------   ----------   ----------   -------
Available for Sale:
  At March 31, 1998 (unaudited):
     U.S. Treasury securities........................   $19,142       $ 10        $ (34)     $19,118
     U.S. Government agency securities...............     3,449         --          (12)       3,437
     Mortgage-backed securities......................     3,206         --         (119)       3,087
     Mutual funds....................................     5,137         --         (175)       4,962
                                                        -------       ----        -----      -------
       Total.........................................   $30,934       $ 10        $(340)     $30,604
                                                        =======       ====        =====      =======
  At December 31, 1997:
     U.S. Treasury securities........................     9,003         36           --        9,039
     Mortgage-backed securities......................     8,826         45         (130)       8,741
     Mutual funds....................................     5,137         --         (172)       4,965
                                                        -------       ----        -----      -------
       Total.........................................   $22,966       $ 81        $(302)     $22,745
                                                        =======       ====        =====      =======
  At December 31, 1996:
     U.S. Treasury securities........................    11,496         19          (18)      11,497
     U.S. Government agency securities...............     1,000         --          (17)         983
     Mortgage-backed securities......................    15,777        113         (301)      15,589
     Mutual funds....................................     5,039         --         (188)       4,851
                                                        -------       ----        -----      -------
       Total.........................................   $33,312       $132        $(524)     $32,920
                                                        =======       ====        =====      =======

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(2) SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY -- (CONTINUED)

                                                                      GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                          COST        GAINS        LOSSES     VALUE
                                                        ---------   ----------   ----------   ------
Held to Maturity:
  At March 31, 1998 (unaudited):
     U.S. Government agency securities................     1,235         81           --       1,316
     Mortgage-backed securities.......................     6,325         23         (230)      6,118
     Other............................................       175         --           --         175
                                                         -------       ----        -----      ------
       Total..........................................   $ 7,735       $104        $(230)     $7,609
                                                         =======       ====        =====      ======
  At December 31, 1997:
     U.S. Government agency securities................     1,253         11           --       1,264
     Mortgage-backed securities.......................     6,436          7         (304)      6,139
     Other............................................        75         --           --          75
                                                         -------       ----        -----      ------
       Total..........................................   $ 7,764       $ 18        $(304)     $7,478
                                                         =======       ====        =====      ======
  At December 31, 1996:
     U.S. Government agency securities................     1,328         43           --       1,371
     Mortgage-backed securities.......................     6,801         21         (389)      6,433
     Other............................................        75         --           --          75
                                                         -------       ----        -----      ------
       Total..........................................   $ 8,204       $ 64        $(389)     $7,879
                                                         =======       ====        =====      ======

     During the quarter ended December 31, 1995, the Company adopted the provisions of SFAS No. 115 Questions and Answers Guide ("SFAS No. 115 Q&A") which allowed a one-time reclassification of securities between held to maturity and available for sale between November 15, 1995 and December 31, 1995. The Company reclassified U.S. Government agency securities and mortgage-backed securities with market values of approximately $248,000 and $15,975,000, respectively, and amortized cost of $241,000 and $16,081,000, respectively.

     At March 31, 1998 (unaudited), December 31, 1997 and 1996, approximately $498,000, $711,000 and $245,000, respectively, of securities were pledged for the Company's treasury tax and loan account, approximately $3,200,000, $3,011,000 and $4,001,000 were pledged as collateral for investment repurchase agreements, approximately $0, $277,000 and $6,276,000 were pledged as collateral for Federal Home Loan Bank advances and approximately $6,683,000, $7,270,000 and $2,209,000 were pledged for public deposits.

     The Company currently invests in two mutual funds, the Short U.S. Government Securities Portfolio and the Intermediate Mortgage Securities Portfolio. The Short U.S. Government Securities Portfolio pursues its investment objective by investing in high-quality assets, primarily in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalties with remaining maturities of 5 years or less that qualify as "liquid assets" for savings associations under the regulations of the Office of Thrift Supervision of the Department of the Treasury and that, if included in the portfolio, will qualify its shares as "liquid assets." The Company's net investment at March 31, 1998 (unaudited), December 31, 1997 and 1996 was $3,963,000, $3,966,000 and
$3,875,000, respectively. The Intermediate Mortgage Securities Portfolio pursues its investment objective by investing primarily in intermediate-term mortgage-related securities paying fixed or adjustable rates of interest. The Company's net investment at March 31, 1998 (unaudited), December 31, 1997 and 1996 was $999,000, $999,000 and $976,000, respectively.

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(2) SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY -- (CONTINUED)

     The following summarizes sales of securities available for sale (in thousands):

                                                                 THREE
                                                              MONTHS ENDED
                                                               MARCH 31,              YEAR ENDED DECEMBER 31,
                                                            ----------------      --------------------------------
                                                             1998       1997       1997         1996         1995
                                                            ------      ----      -------      -------      ------
                                                              (UNAUDITED)
Proceeds from sale of securities available for sale...      $9,549      $504      $13,578      $20,157      $8,852
                                                            ======      ====      =======      =======      ======
Gross gains from sale of securities available for
  sale................................................          56         4           95           92           4
Gross losses from sale of securities available for
  sale................................................         (54)       --          (66)          (1)         (3)
                                                            ------      ----      -------      -------      ------
Net gains.............................................      $    2      $  4      $    29      $    91      $    1
                                                            ======      ====      =======      =======      ======

     The scheduled maturities of securities are as follows (in thousands):

                                                            AVAILABLE-FOR-            HELD-TO-
                                                            SALE SECURITIES     MATURITY SECURITIES
                                                          -------------------   --------------------
                                                          AMORTIZED    FAIR     AMORTIZED     FAIR
                                                            COST       VALUE       COST       VALUE
                                                          ---------   -------   ----------   -------
At March 31, 1998 (unaudited):
  Due in less than one year.............................   $ 4,003    $ 4,010     $   --     $   --
  Due from one to five years............................    18,588     18,545      1,024      1,089
  Due from five to ten years............................        --         --        386        402
  Mortgage-backed securities............................     3,206      3,087      6,325      6,118
  Mutual funds..........................................     5,137      4,962         --         --
                                                           -------    -------     ------     ------
                                                           $30,934    $30,604     $7,735     $7,609
                                                           =======    =======     ======     ======
At December 31, 1997:
  Due from one to five years............................     9,003      9,039        804        808
  Due from five to ten years............................        --         --        524        531
  Mortgage-backed securities............................     8,826      8,741      6,436      6,139
  Mutual funds..........................................     5,137      4,965         --         --
                                                           -------    -------     ------     ------
                                                           $22,966    $22,745     $7,764     $7,478
                                                           =======    =======     ======     ======

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(3) LOANS RECEIVABLE

     The components of loans in the consolidated balance sheets are summarized as follows (in thousands):

                                                                     AT              AT DECEMBER 31,
                                                                  MARCH 31,       ---------------------
                                                                    1998            1997         1996
                                                                 -----------      --------      -------
                                                                 (UNAUDITED)
Residential real estate....................................       $ 65,572        $ 61,827      $60,716
Commercial real estate.....................................         19,374          17,628       10,894
Commercial loans...........................................         21,981          19,832       16,711
Consumer loans.............................................          6,893           7,372        3,604
                                                                  --------        --------      -------
                                                                   113,820         106,659       91,925
Deferred loan fees.........................................           (151)           (158)        (175)
Allowance for loan losses..................................           (913)           (848)        (777)
                                                                  --------        --------      -------
                                                                  $112,756        $105,653      $90,973
                                                                  ========        ========      =======

     An analysis of the change in the allowance for loan losses follows (in thousands):

                                                                THREE
                                                             MONTHS ENDED
                                                              MARCH 31,         YEAR ENDED DECEMBER 31,
                                                            --------------      ------------------------
                                                            1998      1997      1997      1996      1995
                                                            ----      ----      ----      ----      ----
                                                             (UNAUDITED)
Balance at beginning of period........................      $848      $777      $777      $840      $528
                                                            ----      ----      ----      ----      ----
Loans charged-off.....................................        --        --       (58)     (248)      (29)
Recoveries............................................        --        42        49        --         5
                                                            ----      ----      ----      ----      ----
  Net loan recoveries (charge-offs)...................        --        42        (9)     (248)      (24)
                                                            ----      ----      ----      ----      ----
Provision for loan losses.............................        65        11        80       185       336
                                                            ----      ----      ----      ----      ----
Balance at end of period..............................      $913      $830      $848      $777      $840
                                                            ====      ====      ====      ====      ====

     The following summarizes the collateral dependent amounts of impaired loans (in thousands):

                                                                      AT           AT DECEMBER 31,
                                                                   MARCH 31,       ----------------
                                                                     1998           1997       1996
                                                                  -----------      ------      ----
                                                                  (UNAUDITED)
Loans identified as impaired:
  Gross loans with no related allowance for losses..........        $   --         $   --      $ --
  Gross loans with related allowance for losses recorded....         1,428          1,428       222
  Less: Allowances on these loans...........................          (163)          (163)     (111)
                                                                    ------         ------      ----
Net investment in impaired loans............................        $1,265         $1,265      $111
                                                                    ======         ======      ====

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(3) LOANS RECEIVABLE -- (CONTINUED)

     The average net investment in impaired loans and interest income recognized and received on impaired loans is as follows (in thousands):

                                                               THREE
                                                            MONTHS ENDED
                                                             MARCH 31,          YEAR ENDED DECEMBER 31,
                                                          ----------------      ------------------------
                                                           1998       1997      1997      1996      1995
                                                          ------      ----      ----      ----      ----
                                                            (UNAUDITED)
Average investment in impaired loans................      $1,265      $110      $392      $111      $238
                                                          ======      ====      ====      ====      ====
Interest income recognized on impaired loans........      $   18      $ --      $ --      $ 32      $ --
                                                          ======      ====      ====      ====      ====
Interest income received on impaired loans..........      $   18      $ --      $ --      $ 32      $ --
                                                          ======      ====      ====      ====      ====

     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans are summarized as follows (in thousands):

                                                                      AT             AT DECEMBER 31,
                                                                   MARCH 31,       --------------------
                                                                     1998           1997         1996
                                                                  -----------      -------      -------
                                                                  (UNAUDITED)
Mortgage loan portfolios serviced for:
  FHLMC.....................................................        $   --         $    --      $ 1,136
  FNMA......................................................            --              --        4,937
  Other investors...........................................         5,118          11,969        8,732
                                                                    ------         -------      -------
                                                                    $5,118         $11,969      $14,805
                                                                    ======         =======      =======

     Custodial escrow balances maintained in connection with the foregoing loan servicing was approximately $54,600, $28,200 and $6,400 at March 31, 1998 (unaudited), December 31, 1997 and 1996, respectively.

(4) INVESTMENT IN LIMITED PARTNERSHIP

     In late 1994 and early 1995, the Company invested a total of $5,000,000 to acquire a 12.5% limited partner interest in Tranche VII of Dovenmuehle Mortgage Company, L.P., a partnership whose primary asset is mortgage servicing rights. The servicing rights in Tranche VII, were acquired during the latter months of 1994 and early 1995, were being amortized in proportion to and over the period of estimated net servicing income and were subjected to an independent valuation each calendar quarter. During 1995, the Company recorded $507,000 as its share of partnership earnings and received no cash distributions from the partnership. In 1996, the Company recorded $365,000 as its share of partnership earnings and sold its interest in the partnership for book value.

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(5) PREMISES AND EQUIPMENT

     Premises and equipment is summarized as follows (in thousands):

                                                                      AT            AT DECEMBER 31,
                                                                   MARCH 31,       ------------------
                                                                     1998           1997        1996
                                                                  -----------      ------      ------
                                                                  (UNAUDITED)
Leasehold improvements......................................        $1,000         $1,000      $  904
Furniture, fixtures and equipment...........................         3,115          3,108       2,873
                                                                    ------         ------      ------
  Total, at cost............................................         4,115          4,108       3,777
Less accumulated depreciation and amortization..............        (2,980)        (2,883)     (2,502)
                                                                    ------         ------      ------
  Net book value............................................        $1,135         $1,225      $1,275
                                                                    ======         ======      ======

     The Company leases its banking offices. Rental expense was approximately $107,000, $70,000, $420,000, $314,000 and $406,000 for the three months ended
March 31, 1998 and 1997 (unaudited) and the years ended December 31, 1997, 1996 and 1995, respectively. Approximate future minimum annual rental payments under these noncancellable leases are as follows (in thousands):

                                     AT                                                       AT
                                  MARCH 31,                                              DECEMBER 31,
YEAR ENDING MARCH 31,               1998                YEAR ENDING DECEMBER 31,             1997
---------------------            -----------            ------------------------         ------------
                                 (UNAUDITED)
1999...........................     $  557              1998...........................     $  554
2000...........................        561              1999...........................        563
2001...........................        424              2000...........................        514
2002...........................        441              2001...........................        512
2003...........................        183              2002...........................        371
Thereafter.....................        340              Thereafter.....................        368
                                    ------                                                  ------
Total..........................     $2,506              Total..........................     $2,882
                                    ======                                                  ======

(6) DEPOSITS

     The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $12.0 million, $11.1 million and $9.5 million at March 31, 1998 (unaudited), December 31, 1997 and 1996, respectively.

     The scheduled maturities of certificates of deposit are as follows (in thousands):

                                     AT                                                       AT
                                  MARCH 31,                                              DECEMBER 31,
YEAR ENDING MARCH 31,               1998                YEAR ENDING DECEMBER 31,             1997
---------------------            -----------            ------------------------         ------------
                                 (UNAUDITED)
1999...........................    $23,336              1998...........................    $32,999
2000...........................     12,068              1999...........................     19,000
2001...........................     12,068              2000...........................      5,136
2002...........................      7,562              2001...........................        402
2003 and thereafter............     12,395              2002 and thereafter............      7,162
                                   -------                                                 -------
Total..........................    $67,429              Total..........................    $64,699
                                   =======                                                 =======

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(7) OTHER BORROWINGS

     In 1996, the Company began entering into investment repurchase agreements. These agreements require the Company to pledge securities as collateral for the balance in the accounts. At March 31, 1998 (unaudited), December 31, 1997 and 1996 the balance totaled $2,782,000, $1,791,000 and $774,000, respectively, and the Company pledged as collateral for these agreements securities with a book value of approximately $3,200,000, $3,011,000 and $4,001,000, respectively.

     During 1996 and 1995, the Company entered into sales of securities under agreements to repurchase ("reverse repurchase agreements"). Fixed-coupon reverse repurchase agreements are treated as financings. The securities underlying the reverse repurchase agreements and the obligations to repurchase securities sold are reflected as assets and liabilities, respectively, in the consolidated balance sheets. During the years ended December 31, 1996 and 1995 all of the Company's transactions were fixed-coupon reverse repurchase agreements. At December 31, 1996 there were no securities sold under reverse repurchase agreements.


                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                                  -----------------------
                                                                    1996          1995
                                                                  --------      ---------
                                                                  (DOLLARS IN THOUSANDS)
Maximum borrowing at any month-end within the year..........       $1,385        $19,608
Average borrowing during the year...........................          803          7,643
Average interest cost during the year.......................         5.17%          6.27%
Average interest cost at end of the year....................         5.08%          6.23%


(8) ADVANCES FROM FEDERAL HOME LOAN BANK

     Maturities and interest rates of advances from the Federal Home Loan Bank ("FHLB") were as follows (dollars in thousands):


                                                                            AT             AT DECEMBER 31,
                                                                         MARCH 31,       -------------------
                                                          INTEREST      -----------
YEAR ENDING DECEMBER 31,                                    RATE           1998           1997        1996
------------------------                                  --------      -----------      ------      -------
                                                                        (UNAUDITED)
1997................................................       5.44%          $   --         $   --      $ 5,000
1997................................................       5.37%              --             --        5,000
1997................................................       6.95%              --             --        1,672
1997................................................       5.97%              --             --        5,000
1997................................................       6.00%              --             --        1,300
1997................................................       6.89%              --             --        5,000
1998................................................       6.50%              --          4,400           --
1998................................................       6.23%           2,300             --           --
2007................................................       5.47%           5,000             --           --
                                                                          ------         ------      -------
  Total.............................................                      $7,300         $4,400      $22,972
                                                                          ======         ======      =======


     At March 31, 1998 (unaudited) and December 31, 1997, pursuant to the collateral agreement with the FHLB, advances are collateralized by the Company's FHLB stock and a blanket lien on the Company's qualifying first mortgage, one-to-four family residential loans.

(9) COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(10) FINANCIAL INSTRUMENTS

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

     Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

     The estimated fair values of the Company's financial instruments were as follows (in thousands):

                                                                                    AT
                                                   AT                          DECEMBER 31,
                                                MARCH 31,        -----------------------------------------
                                                  1998                  1997                  1996
                                           -------------------   -------------------   -------------------
                                           CARRYING     FAIR     CARRYING     FAIR     CARRYING     FAIR
                                            AMOUNT     VALUE      AMOUNT     VALUE      AMOUNT     VALUE
                                           --------   --------   --------   --------   --------   --------
                                               (UNAUDITED)
Financial assets:
  Cash and cash equivalents..............  $  3,817   $  3,817   $  2,575   $  2,575   $  6,663   $  6,663
  Securities available for sale..........    30,604     30,604     22,745     22,745     32,920     32,920
  Securities held to maturity............     7,735      7,609      7,764      7,478      8,204      7,879
  Loans receivable, net..................   112,756    113,990    105,653    107,076     90,973     91,084
  Loans held for sale....................     4,134      4,134      4,443      4,443      4,396      4,396
  Accrued interest receivable............     1,059      1,059      1,027      1,027      1,181      1,181
  Restricted securities..................     1,534      1,534      1,570      1,570      1,666      1,666

Financial liabilities:
  Deposit liabilities....................   136,148    136,402    124,995    126,537    112,498    112,474
  Other borrowings.......................     2,782      2,782      1,791      1,791        774        774
  Advances from Federal Home Loan Bank...     7,300      7,300      4,400      4,400     22,972     22,972

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(10) FINANCIAL INSTRUMENTS -- (CONTINUED)
     A summary of the notional amounts of the Company's financial instruments, which approximate fair value, with off balance sheet risk follows (in thousands):

                                                                     AT                AT
                                                                  MARCH 31,       DECEMBER 31,
                                                                    1998              1997
                                                                 -----------      ------------
Unfunded loan commitments at fixed rates...................        $   --            $1,930
                                                                   ======            ======
Unfunded loan commitments at variable rates................        $  633            $  118
                                                                   ======            ======
Available lines of credit..................................        $6,329            $8,237
                                                                   ======            ======
Standby letters of credit..................................        $  682            $  600
                                                                   ======            ======

(11) CREDIT RISK

     The Company grants a majority of its loans to borrowers primarily in Palm Beach, Broward and Dade Counties, Florida. Although the Company has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy of these counties in Florida. The contractual amounts of credit-related financial instruments such as commitments to extend credit and standby letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default and the value of any existing collateral become worthless.

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(12) INCOME TAXES

     The income taxes (benefit) consisted of the following (in thousands):

                                                              CURRENT   DEFERRED   TOTAL
THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)                 -------   --------   -----
  Federal...................................................   $185      $ (33)    $ 152
  State.....................................................     25         (6)       19
                                                               ----      -----     -----
     Total..................................................   $210      $ (39)    $ 171
                                                               ====      =====     =====
THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED):
  Federal...................................................     --        121       121
  State.....................................................     --         18        18
                                                               ----      -----     -----
     Total..................................................   $ --      $ 139     $ 139
                                                               ====      =====     =====
YEAR ENDED DECEMBER 31, 1997:
  Federal...................................................    199        277       476
  State.....................................................     17         57        74
                                                               ----      -----     -----
     Total..................................................   $216      $ 334     $ 550
                                                               ====      =====     =====
YEAR ENDED DECEMBER 31, 1996:
  Federal...................................................     --       (295)     (295)
  State.....................................................     --        (60)      (60)
                                                               ----      -----     -----
     Total..................................................   $ --      $(355)    $(355)
                                                               ====      =====     =====
YEAR ENDED DECEMBER 31, 1995:
  Federal...................................................     --       (321)     (321)
  State.....................................................     --        (55)      (55)
                                                               ----      -----     -----
     Total..................................................   $ --      $(376)    $(376)
                                                               ====      =====     =====

     The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows:

                                                                 THREE MONTHS
                                                                    ENDED                  YEAR ENDED
                                                                  MARCH 31,               DECEMBER 31,
                                                                --------------      ------------------------
                                                                1998      1997      1997      1996      1995
                                                                ----      ----      ----      ----      ----
                                                                 (UNAUDITED)
Tax provision at statutory rate...........................       34%       34%       34%      (34)%     (34)%
Increase (decrease) in taxes resulting from:
  State taxes.............................................        3         3         3       (4)       (4)
  Other...................................................      (1)        --         1         1         1
                                                                 --        --        --       ---       ---
Income taxes (benefit)....................................       36%       37%       38%      (37)%     (37)%
                                                                 ==        ==        ==       ===       ===

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(12) INCOME TAXES -- (CONTINUED)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities relate to the following (in thousands):

                                                                                  AT
                                                                   AT        DECEMBER 31,
                                                               MARCH 31,     -------------
                                                                  1998       1997    1996
                                                               ---------     ----   ------
                                                              (UNAUDITED)
Deferred tax assets:
  Allowance for loan losses.................................      $269       $241   $  207
  Depreciation..............................................       139        145      176
  Net operating loss carryforwards..........................        --         --      461
  Purchase accounting adjustments...........................        40         43      180
  Other.....................................................       176        174      146
                                                                  ----       ----   ------
     Total gross deferred tax assets........................       624        603    1,170
                                                                  ----       ----   ------
Deferred tax liabilities:
  FHLB stock................................................        26         27      104
  Deferred loan fees........................................       332        349      418
  Other.....................................................         3          3       27
                                                                  ----       ----   ------
     Total gross deferred tax liabilities...................       361        379      549
                                                                  ----       ----   ------
     Net deferred tax asset.................................      $263       $224   $  621
                                                                  ====       ====   ======

(13) RELATED PARTIES

     The Company has entered into transactions with officers, directors and principal stockholders in the ordinary course of business. Loans to such related parties amounted to approximately $737,000, $546,000 and $1,138,000 at March 31, 1998 (unaudited), December 31, 1997 and 1996, respectively, and deposits from such related parties were approximately $2,277,000, $3,043,000 and $3,150,000, respectively.

(14) PROFIT SHARING PLAN

     The Company sponsors a 401(k) profit sharing plan (the "Plan"). The Plan is available to all employees electing to participate after meeting certain length-of-service requirements. The Company's contributions to the Plan are discretionary and are determined annually. Expense relating to the Company's contributions to the Plan included in the accompanying consolidated financial statements was $4,300, $250, $1,000, $4,400 and $15,800 for the three months ended March 31, 1998 and 1997 (unaudited) and the years ended December 31, 1997, 1996 and 1995, respectively.

(15) DEFERRED COMPENSATION PLANS

     The Company has deferred compensation plans for certain directors that allow for a portion of the participants earned compensation to be deferred and paid upon retirement, disability, death or termination of service at which time accrued benefits are payable in a lump-sum payment or in monthly installments for a period of 10 years. At March 31, 1998 (unaudited), December 31, 1997 and 1996, approximately $88,000, $118,000 and $177,000, respectively was deferred and included in other liabilities on the consolidated balance sheets for the Company's obligations under these agreements. During the three months ended March 31, 1998 (unaudited) and the year ended December 31, 1997, certain directors received lump-sum payments under these plans.

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(16) STOCK OPTIONS

     Certain key employees and directors of the Company have options to purchase shares of the Company's common stock under its stock option plan. Under the plan, the total number of shares which may be issued is 300,000. At March 31, 1998 (unaudited) and December 31, 1997, 21,219 and 65,919 remain available for grant. All per share amounts reflect the three-for-two stock split declared in February, 1998. A summary of stock option transactions follows (dollars in thousands, except per share amounts):


                                                                             RANGE
                                                                            OF PER      WEIGHTED-
                                                                             SHARE       AVERAGE    AGGREGATE
                                                              NUMBER OF     OPTION      PER SHARE    OPTION
                                                               SHARES        PRICE        PRICE       PRICE
                                                              ---------   -----------   ---------   ---------
Outstanding at December 31, 1994 and 1995...................    60,000    $6.67-10.52    $ 8.50      $  510
Options granted.............................................    50,451     9.67-10.45     10.14         512
Expired options.............................................    (2,100)          8.67      8.67         (18)
                                                               -------                               ------

Outstanding at December 31, 1996............................   108,351     6.67-10.45      9.27       1,004
Options granted.............................................   135,963     9.55-10.03      9.61       1,307
Options exercised...........................................   (28,500)          6.67      6.67        (190)
Options forfeited...........................................   (10,233)    6.67-10.52      9.69         (99)
                                                               -------                               ------

Outstanding at December 31, 1997............................   205,581     9.55-10.52      9.84       2,022
Options granted (unaudited).................................    44,700          10.03     10.03         448
                                                               -------                               ------

Outstanding at March 31, 1998 (unaudited)...................   250,281    $9.55-10.52    $ 9.87      $2,470
                                                               =======                               ======


     The weighted-average remaining contractual life of the outstanding stock options at March 31, 1998 (unaudited), December 31, 1997, 1996 and 1995 was forty-eight months, forty-nine months, thirty-five months and thirty-two months, respectively.

     These options are exercisable as follows:

                   AT MARCH 31, 1998                                            AT DECEMBER 31, 1997
--------------------------------------------------------      --------------------------------------------------------
YEAR ENDING           NUMBER            WEIGHTED-AVERAGE      YEAR ENDING           NUMBER            WEIGHTED-AVERAGE
 MARCH 31            OF SHARES           EXERCISE PRICE        MARCH 31            OF SHARES           EXERCISE PRICE
   ----               -------                ------              ----               -------                ------
                    (UNAUDITED)
  1999                142,139                $10.00              1998                127,341                $10.09
  2000                 32,370                  9.68              1999                 23,430                  9.55
  2001                 31,320                  9.68              2000                 23,430                  9.55
  2002                 25,725                  9.71              2001                 19,230                  9.55
  2003                 18,727                  9.78              2002                  9,450                  9.55
                      -------                ------              2003                  2,700                  9.55
                      250,281                $ 9.87                                  -------                ------
                      =======                ======                                  205,581                $ 9.84
                                                                                     =======                ======

     On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based employee compensation plans. As permitted by this Statement, the Company has elected to continue utilizing the intrinsic value method of accounting defined in APB Opinion No. 25. Due to the exercise price of the options approximating the market value of the common stock at the date of grant, no compensation expense has been recognized in the consolidated statements of operations.

     The Statement requires pro forma fair value disclosures if the intrinsic value method is being utilized. In order to calculate the fair value of the options, it was assumed that the risk-free interest rate was 6.0%, there would be no dividends paid by the Company over the exercise period, the expected life of the options would be

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(16) STOCK OPTIONS -- (CONTINUED)

the entire exercise period and stock volatility would be zero due to the lack of an active market for the stock. For purposes of pro forma disclosures, the estimated fair value is included in expense in the period vesting occurs. The following information pertains to the options granted to purchase common stock (in thousands, except per share amounts):


                                                              THREE MONTHS
                                                                  ENDED        YEAR ENDED
                                                                MARCH 31,     DECEMBER 31,
                                                              -------------   ------------
                                                              1998    1997    1997   1996
                                                              -----   -----   ----   -----
                                                               (UNAUDITED)
Weighted-average grant-date fair value of options issued
  during the period.........................................  $ 29      --    $147   $ 133
                                                              ====    ====    ====   =====
Pro forma net earnings (loss)...............................  $272      --    $767   $(732)
                                                              ====    ====    ====   =====
Pro forma basic earnings (loss) per share...................  $.20      --    $.56   $(.60)
                                                              ====    ====    ====   =====


(17) PREFERRED STOCK

     The Company has 56,026 and 54,116 outstanding shares at March 31, 1998 (unaudited) and December 31, 1997 of convertible, redeemable, cumulative preferred stock Series A, $.01 par value ("preferred stock"). The preferred stock can be redeemed by the Company at $20 per share. The preferred stock has a 8.5% cumulative dividend rate payable based on the $20 redemption value. Each share of preferred stock is convertible at the option of the stockholder into
2.25 shares of common stock any time. For the three months ended March 31, 1998 (unaudited) the Company paid stock dividends on preferred stock of 1,410 shares of preferred stock. During the quarter ended March 31, 1997 (unaudited), the Company did not pay a dividend on preferred stock. In 1997, the Company paid dividends on preferred stock in a combination of both preferred stock and cash based on the preference of the individual stockholders. The total preferred stock issued was 3,218 shares and the total cash was approximately $16,000. A preferred stock dividend was declared in 1996 of approximately $35,000 which was initially recorded as a cash dividend. Subsequently, it was decided to pay the dividend in a combination of preferred stock and cash, based on the preference of the individual stockholder. The total preferred stock issued was 1,398 shares and the total cash was $8,000.

(18) REGULATORY MATTERS

     The Bank is subject to restrictions on the amount of dividends that it may declare without prior regulatory approval.

     The Bank is subject to various regulatory capital requirements administered by the regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the tables below). Management believes, as of March 31, 1998 (unaudited) and December 31, 1997, that the Bank meet all capital adequacy requirements to which they are subject.

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(18) REGULATORY MATTERS -- (CONTINUED)

     As of March 31, 1998 (unaudited) and December 31, 1997, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table (dollars in thousands).

                                                                                FOR CAPITAL           FOR WELL
                                                                                 ADEQUACY            CAPITALIZED
                                                             ACTUAL              PURPOSES:            PURPOSES:
                                                         ---------------      ---------------      ---------------
                                                         AMOUNT      %        AMOUNT      %        AMOUNT      %
                                                         -------   -----      -------   -----      -------   -----
As of March 31, 1998 (unaudited):
  Total capital (to Risk Weighted Assets)..............  $14,897   15.51%     $7,681     8.00%     $9,602    10.00%
  Tier I Capital (to Risk Weighted Assets).............  13,984    14.56       3,841     4.00       5,761     6.00
  Tier I Capital (to Average Assets)...................  13,984     9.05       6,181     4.00       7,726     5.00

As of December 31, 1997:
  Total capital (to Risk Weighted Assets)..............  $14,529   16.00%     $7,264     8.00%     $9,080    10.00%
  Tier I Capital (to Risk Weighted Assets).............  13,681    15.06       3,632     4.00       5,448     6.00
  Tier I Capital (to Average Assets)...................  13,681     8.95       6,117     4.00       7,646     5.00

As of December 31, 1996:
  Total capital (to Risk Weighted Assets)..............  $4,216    15.88%     $2,134     8.00%     $2,667    10.00%
  Tier I Capital (to Risk Weighted Assets).............   3,913    14.67       1,067     4.00       1,600     6.00
  Tier I Capital (to Average Assets)...................   3,913     8.69       1,801     4.00       2,252     5.00

     As of December 31, 1996, the most recent notification from the Office of Thrift Supervision categorized Pointe Federal as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Pointe Federal had to maintain minimum regulatory capital as set forth in the table. There were no conditions or events since that notification that management believed changed Pointe Federal's category prior to being merged with the Bank. Pointe Federal's actual capital amounts and ratios are also presented in the table (dollars in thousands).

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(18) REGULATORY MATTERS -- (CONTINUED)

                                                                                                    TO BE WELL
                                                                                  MINIMUM           CAPITALIZED
                                                                                FOR CAPITAL         FOR PROMPT
                                                                                 ADEQUACY        CORRECTIVE ACTION
                                                             ACTUAL              PURPOSES           PROVISIONS
                                                       -------------------   -----------------   -----------------
                                                         %         AMOUNT      %        AMOUNT     %        AMOUNT
                                                       -----      --------   -----      ------   -----      ------
At December 31, 1996:
Stockholders' equity, and ratio to total assets......   8.25%     $  8,744      --         --       --          --
Intangible assets....................................                   --      --         --       --          --
                                                                  --------
Tangible capital, and ratio to adjusted total
  assets.............................................   8.25%     $  8,744     1.5%     $1,589      --          --
                                                                  ========              ======
Tier 1 (core) capital, and ratio to adjusted total
  assets.............................................   8.25%     $  8,744     4.0%     $3,179     5.0%     $5,299
                                                                  ========              ======              ======
Tier 1 capital, and ratio to risk--weighted assets...  17.38%        8,744      --         --      6.0%     $3,019
                                                                  --------                                  ======
Allowance for loan losses............................     --           474      --         --       --          --
                                                                  --------
Tier 2 capital.......................................     --           474      --         --       --          --
                                                                  --------
Total risk-based capital, and ratio to risk-weighted
  assets.............................................  18.32%     $  9,218     8.0%     $4,025    10.0%     $5,031
                                                                  ========              ======              ======
Total assets.........................................             $105,977
                                                                  ========
Adjusted total assets................................             $105,977
                                                                  ========
Risk-weighted assets.................................             $ 50,311
                                                                  ========

(19) SAIF RECAPITALIZATION ASSESSMENT

     On September 30, 1996, a law was enacted which imposed a one-time assessment on all SAIF insured deposits as of March 31, 1995. The effect on the Company was a pretax charge in 1996 of $926,000.

(20) STOCKHOLDERS' EQUITY

     The Board of Directors voted to split the common shares on a three-for-two basis effective in February, 1998. All per share amounts reflect this split.

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(21) HOLDING COMPANY FINANCIAL INFORMATION

     The Holding Company's financial information is as follows (in thousands):

                            CONDENSED BALANCE SHEETS


                                                                   AT         AT DECEMBER 31,
                                                               MARCH 31,     -----------------
                                                                  1998        1997      1996
                                                              ------------   -------   -------
                                                              (UNAUDITED)
                           ASSETS

Cash and cash equivalents...................................    $   102      $   127   $   110
Investment in subsidiaries..................................     13,957       13,722    12,419
Other assets................................................        104           94       148
                                                                -------      -------   -------
     Total assets...........................................    $14,163      $13,943   $12,677
                                                                =======      =======   =======

            LIABILITIES AND STOCKHOLDERS' EQUITY

Other liabilities...........................................         56           98       256
Stockholders' equity........................................     14,107       13,845    12,421
                                                                -------      -------   -------
     Total liabilities and stockholders' equity.............    $14,163      $13,943   $12,677
                                                                =======      =======   =======


                       CONDENSED STATEMENTS OF OPERATIONS

                                                     THREE MONTHS
                                                        ENDED                 FOR THE YEAR ENDED
                                                      MARCH 31,                  DECEMBER 31,
                                                    --------------      ------------------------------
                                                    1998      1997       1997        1996        1995
                                                    ----      ----      ------      ------      ------
                                                     (UNAUDITED)
Revenues..........................................  $ --      $435      $  665      $2,101      $1,353
Expenses..........................................     7       467         752       2,182       1,653
                                                    ----      ----      ------      ------      ------
  Loss before earnings (loss) of subsidiaries.....    (7)      (32)        (87)        (81)       (300)
  Earnings (loss) of subsidiaries.................   308       264       1,001        (518)       (327)
                                                    ----      ----      ------      ------      ------
  Net earnings (loss).............................  $301      $232      $  914      $ (599)     $ (627)
                                                    ====      ====      ======      ======      ======

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(21) HOLDING COMPANY FINANCIAL INFORMATION -- (CONTINUED)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                THREE MONTHS
                                                                    ENDED          FOR THE YEAR ENDED
                                                                  MARCH 31,            DECEMBER 31,
                                                              ----------------   -----------------------
                                                              1998       1997     1997     1996    1995
                                                              -----      -----   -------   -----   -----
                                                                (UNAUDITED)
Cash flows from operating activities:
  Net earnings (loss).......................................  $ 301      $ 232   $   914   $(599)  $(627)
  Adjustments to reconcile net earnings (loss) to net cash
    provided by (used in) operating activities:
    (Increase) decrease in other assets.....................    (10)       133        54       7    (151)
    (Decrease) increase in due to subsidiaries..............     --         --        --    (295)    271
    (Decrease) increase in other liabilities................    (42)      (111)     (143)     14     207
                                                              -----      -----   -------   -----   -----
      Net cash provided by (used in) operating activities...    249        254       825    (873)   (300)
                                                              -----      -----   -------   -----   -----
Cash flows from investing activities:
  Net (increase) decrease in investment in subsidiaries.....   (308)      (264)   (1,187)    217      79
  Dividends from subsidiary.................................     --         --        --      --     250
                                                              -----      -----   -------   -----   -----
      Net cash (used in) provided by investing activities...   (308)      (264)   (1,187)    217     329
                                                              -----      -----   -------   -----   -----
Cash flows from financing activities:
  Proceeds from issuance of preferred stock.................     10         69       201     737      --
  Proceeds from issuance of common stock....................     24         --       190      --      --
  Cash dividends paid in preferred stock....................     --         --       (12)     --      --
                                                              -----      -----   -------   -----   -----
      Net cash provided by investing activities.............     34         69       379     737      --
                                                              -----      -----   -------   -----   -----
Net (decrease) increase in cash and cash equivalents........    (25)        59        17      81      29
Cash and cash equivalents at beginning of the period........    127        110       110      29      --
                                                              -----      -----   -------   -----   -----
Cash and cash equivalents at end of period..................  $ 102      $ 169   $   127   $ 110   $  29
                                                              =====      =====   =======   =====   =====
Noncash transactions:
  Change in investment in subsidiaries due to change in
    accumulated other income, unrealized gain (loss) on
    securities available for sale, net of
    income tax..............................................  $ (73)     $(128)  $   108   $(196)  $ 625
                                                              =====      =====   =======   =====   =====
  Dividends payable on preferred stock......................  $  --      $  --   $     4   $  35   $  --
                                                              =====      =====   =======   =====   =====
  Stock dividends paid on preferred stock...................  $  27      $  --   $    65   $  --   $  --
                                                              =====      =====   =======   =====   =====

(22) COMPREHENSIVE INCOME

     During the year ended December 31, 1997, the Company adopted Financial Accounting Standards Board Statement No. 130, Reporting Comprehensive Income. This Statement requires the reporting of comprehensive income in addition to net earnings from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net earnings.

                 POINTE FINANCIAL CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

(22) COMPREHENSIVE INCOME -- (CONTINUED)

     During the three months ended March 31, 1998 and 1997 (unaudited) and the years ended December 31, 1997, 1996 and 1995, the Company held securities classified as available-for-sale, which had unrealized gains (losses) of $(73,000), $(128,000), $108,000, $(196,000), $625,000 before tax, respectively.
The before tax and after tax amount of these gains (losses), as well as the tax (expense) benefit is summarized below (in thousands).


                                                                          TAX
                                                              BEFORE   (EXPENSE)   AFTER
                                                               TAX      BENEFIT     TAX
                                                              ------   ---------   -----
At March 31, 1998 (unaudited):
  Unrealized holding losses.................................  $(107)     $  36     $ (71)
  Reclassification adjustment for gains included in net
     earnings...............................................     (2)        --        (2)
                                                              -----      -----     -----
                                                              $(109)     $  36     $ (73)
                                                              =====      =====     =====

At March 31, 1997 (unaudited):
  Unrealized holding losses.................................   (184)        59      (125)
  Reclassification adjustment for gains included in net
     earnings...............................................     (4)         1        (3)
                                                              -----      -----     -----
                                                              $(188)     $  60     $(128)
                                                              =====      =====     =====

At December 31, 1997:
  Unrealized holding gains..................................    200        (74)      126
  Reclassification adjustment for gains included in net
     earnings...............................................    (29)        11       (18)
                                                              -----      -----     -----
                                                              $ 171      $ (63)    $ 108
                                                              =====      =====     =====

At December 31, 1996:
  Unrealized holding losses.................................   (227)        88      (139)
  Reclassification adjustment for gains included in net
     earnings...............................................    (91)        34       (57)
                                                              -----      -----     -----
                                                              $(318)     $ 122     $(196)
                                                              =====      =====     =====

At December 31, 1995:
  Unrealized holding gains..................................    938       (312)      626
  Reclassification adjustment for gains included in net
     earnings...............................................     (1)        --        (1)
                                                              -----      -----     -----
                                                              $ 937      $(312)    $ 625
                                                              =====      =====     =====

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations in connection with the offer contained herein other than those contained this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Summary Consolidated Financial Data...     7
Risk Factors..........................     9
Use of Proceeds.......................    17
Dividend Policy.......................    17
Dilution..............................    17
Capitalization........................    18
Selected Consolidated Financial
  Data................................    19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    21
Regulation and Supervision............    49
Management............................    54
Security Ownership of Certain
  Beneficial Owners and Management....    58
Certain Relationships and Related
  Transactions........................    60
Description of Capital Stock..........    60
Shares Eligible for Future Sale.......    62
Underwriting..........................    63
Legal Matters.........................    64
Experts...............................    64
Available Information.................    65
Index to Consolidated Financial
  Statements..........................   F-1

     Until              , 1998 (25 days after the date of this Prospectus) all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.




                                 869,565 SHARES


                          POINTE FINANCIAL CORPORATION

                                  COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                         KEEFE, BRUYETTE & WOODS, INC.

                           MCGINN, SMITH & CO., INC.

                                          , 1998

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article X of the Articles of Incorporation of the Company provides that the Company shall indemnify its officers and directors to the fullest extent permitted by law.

     Section 607.0831 of the Florida Business Corporation Act provides, among other things, that a director is not personally liable for monetary damages to a company or any other person for any statement, vote, decision, or failure to act, by the director, regarding corporate management or policy, unless the director breached or failed to perform his or her duties as a director and such breach or failure constitutes (a) a violation of criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (b) a transaction from which the director derived an improper personal benefit; (c) a circumstance under which the liability provisions of Section 607.0834 of the Florida Business Corporation Act (relating to the liability of the directors for improper distributions) are applicable; (d) willful misconduct or a conscious disregard for the best interest of the company in the case of a proceeding by or in the right of the company to procure a judgement in its favor or by or in the right of a shareholder; or (e) recklessness or an act or omission in bad faith or with malicious purpose or with wanton and willful disregard for human rights, safety or property, in a proceeding by or in the right of someone other than such company or a shareholder.

     Section 607.0850 of the Florida Business Corporation Act authorizes, among other things, the Company to indemnify any person who was or is a party to any proceeding (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company (or is or was serving at the request of the Company in such a position for any entity) against liability incurred in connection with such proceeding, if he or she acted in good faith and in a manner reasonably believed to be in the best interests of the Company and, with respect to criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful.

     Florida law requires that a director, officer or employee be indemnified for expenses (including attorneys' fees) to the extent that he or she has been successful on the merits or otherwise in the defense of any proceeding. Florida law also allows expenses of defending a proceeding to be advanced by a company before the final disposition of the proceedings, provided that the officer, director of employee undertakes to repay such advance if it is ultimately determined that indemnification is not permitted.

     Florida law states that the indemnification and advancement of expenses provided pursuant to Section 607.0850 is not exclusive and that indemnification may be provided by a company pursuant to other means, including agreements or bylaw provisions. Florida law prohibits indemnification or advancement of expenses, however, if a judgment or other final adjudication establishes that the actions of a director, officer or employee constitute (i) a violation of criminal law, unless he or she had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (ii) a transaction from which such person derived an improper personal benefit; (iii) willful misconduct or conscious disregard for the best interests of the company in the case of a derivative action or a proceeding by or in the right of a shareholder; or (iv) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 of the Florida Business Corporation Act (relating to the liability of directors for improper distributions) are applicable.

     The Company has purchased director and officer liability insurance that insures directors and officers against liabilities in connection with the performance of their duties.

     The Purchase Agreement filed herewith as Exhibit 1.1 contains provisions by which each underwriter agrees to indemnify the Registrant, each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act of 1933 (the "Act"), each Director of the Registrant, and each officer of the Registrant who signs this Registration Statement, with respect to information furnished in writing by and concerning such underwriter specifically for use in the Registration Statement.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than the underwriting discounts and commissions, if any.


SEC Registration Fees.......................................  $  4,720
NASD Filing Fee.............................................  $  2,100
NASDAQ Listing Fee..........................................  $ 48,750
Transfer Agent's Fees and Expenses..........................  $  4,500
Blue Sky Registration Fees and Expenses.....................  $ 10,000
Legal Fees and Expenses.....................................  $ 75,000
Accounting Fees.............................................  $ 45,000
Printing, Engraving and Mailing Expenses....................  $ 55,000
Miscellaneous...............................................  $ 50,000
                                                              --------
  TOTAL:....................................................  $295,070
                                                              ========


------------------
* Estimated.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

     In a private placement which commenced in December 1995 and concluded in March 1998, the Registrant sold 50,000 shares of Preferred Stock, Series A (the "Preferred Stock"), at an offering price of $20.00 per share. The $1,000,000 proceeds of the sale was utilized by the Registrant for working capital.

     On each of the quarterly dividend payment dates of the Preferred Stock, holders of the Preferred Stock were permitted to elect to receive in lieu of the specified cash dividend an equivalent value of additional shares of Preferred Stock, valued at $20.00 per share. In these private placements an aggregate of 3,616 additional shares of Preferred Stock had been issued to holders of Preferred Stock as of March 31, 1998.

     The shares of such securities were exempt from the provisions of Section 5 of the Securities Act of 1933, as amended (the "Act"), pursuant to the provisions of Section 4(2) of the Act because of the limited number of participants in such transactions and the relationship of such participants to the Registrant. Sales of securities in these offerings were made only to persons who were "accredited investors" within the meaning of Rule 501 promulgated under the Act. In addition, all such participants agreed to acquire their securities for investment and not with a view to the distribution thereof, and the certificates representing the securities issued to each such participant contain a legend to the effect that such securities are not registered under the Act and may not be transferred except pursuant to a registration statement which has become effective under the Act, or an exemption from such registration requirement. Stop transfer instructions have been given to the Registrant's transfer agent with respect to such securities. The issuance of such securities was not underwritten, and no commissions or other remuneration were paid or given, directly or indirectly, in connection with such sales.

     ITEM 27.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following exhibits are filed as part of this Registration Statement:


EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBIT
-------                     ----------------------
1.1*     Form of Purchase Agreement
2.1**    Plan of Merger and Merger Agreement dated February 14, 1997 by and between Pointe Federal Savings Bank and Pointe Bank
3.1      Articles of Incorporation of the Registrant
3.2**    By-Laws of the Registrant
4.1      Specimen Common Stock Certificate
5.1      Opinion of Stuzin and Camner, P.A.
10.1     1994 Non-Statutory Stock Option Plan
10.2**   Deferred Compensation Plan
10.3**   Office Lease Agreement dated October 8, 1986 by and between
         Centrum Pembroke, Inc. and Flamingo Bank.
10.4**   Lease dated as of July 15, 1992 between Konrad Ulmer and
         Pointe Savings Bank
10.5**   Lease Agreement dated January 23, 1995 by and between
         Hollywood Associates VI and Pointe Bank
10.6**   Credit Agreement dated August 18, 1997 between Independent
         Bankers' Bank of Florida and Pointe Bank
10.7**   Credit Agreement dated October 14, 1997 between SunTrust
         Bank/Miami, N.A. and Pointe Bank
10.8**   Agreement for Advances and Security Agreement with Blanket
         Floating Lien dated November 24, 1997 between Pointe Bank
         and the Federal Home Loan Bank of Atlanta
10.9**   Equipment Sales and Software License Agreements between
         Information Technology, Inc. and Pointe Financial
         Corporation
10.10**  Master Equipment Lease Agreement dated May 7, 1997 between
         Leasetec Corporation and Pointe Financial Corporation
10.11    Letter Agreement dated March 9, 1995 between Pointe
         Financial Corporation and R. Carl Palmer, Jr.
10.12    1998 Incentive Compensation and Stock Award Plan
21.1**   Subsidiaries of the Registrant
23.1     Consent of Stuzin and Camner, P.A. (included in Exhibit 5.1)
23.2     Consent of Hacker, Johnson, Cohen & Grieb PA
24**     Power of Attorney
27**     Financial Data Schedule


------------------
* To be filed by amendment.
** Previously filed.

ITEM 28.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes to provide the underwriters at the closing specified in the purchase agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, in the City of Boca Raton, State of Florida, on June 4, 1998.



                                          POINTE FINANCIAL CORPORATION
                                          By:/s/ R. Carl Palmer, Jr.
                                            --------------------------------
                                            R. CARL PALMER, JR.
                                            President and Chief Executive
                                              Officer





     In accordance with the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement was signed by the following persons in the capacities indicated on this 4th day of June, 1998.



               NAME AND TITLE                          SIGNATURE
               --------------                          ---------
ROBERTO KASSIN, Chairman of the Board         */s/ ROBERTO KASSIN
                                              ---------------------------------

R. CARL PALMER, JR., President, Chief         /s/ R. CARL PALMER, JR.
  Executive Officer and Director (Principal   ---------------------------------
  Executive Officer)

TIMOTHY MCGINN, Director                      */s/ TIMOTHY MCGINN
                                              ---------------------------------

MORRIS MASSRY, Director                       */s/ MORRIS MASSRY
                                              ---------------------------------

BRADLEY R. MEREDITH, Senior Vice President    /s/ BRADLEY R. MEREDITH
  and Chief Financial Officer (Principal      ---------------------------------
  Financial and Accounting Officer)

STEVEN A. ELIAS, Director                     ---------------------------------

RICHARD MEAD, Director                        ---------------------------------

PARKER D. THOMSON, Director                   ---------------------------------

*By: /s/ BRADLEY R. MEREDITH
    ---------------------------------
      Bradley R. Meredith
      Attorney in Fact